

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 1-A

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REGULATION A OFFERING STATEMENT
UNDER THE SECURITIES ACT OF 1933

Sequoia Royalty, LLC
(Exact name of issuer as specified in its charter)

Delaware
(State or other jurisdiction of incorporation or organization)

Received SEC
AUG 22 2011
Washington, DC 20549

7509 Whimbleton Way, Reno, NV 8951
Phone: 888-850-5559
(Address, including zip code, and telephone number, including area code of issuer's principal executive office)

Harvard Business Services, Inc.
16192 Coastal Highway, Lewes, Delaware 19958;
Phone: 800-345-2677
(Name, address, including zip code, and telephone number, including area code, of agent for service)

7380
(Primary standard Industrial Classification Code Number)

45-2898353
(I.R.S. Employer Identification Number)

PART I — NOTIFICATION

ITEM 1. Significant Parties

List the full names and business and residential addresses, as applicable, for the following persons:

(a) the issuer's directors: N/A

(b) the issuer's officers:
Louis Petrossi: President of issuer's manager
7509 Whimbleton Way
Reno, NV 89511


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(c) the issuer's general partners:
Kingvale Capital, Inc.
7509 Whimbleton Way
Reno, NV 89511

(d) record owners of 5 percent or more of any class of the issuer's equity securities:
Kingvale Capital, Inc.
7509 Whimbleton Way
Reno, NV 89511

(e) beneficial owners of 5 percent or more of any class of the issuer's equity securities: N/A

(f) promoters of the issuer:
Louis Petrossi
7509 Whimbleton Way
Reno, NV 89511

(g) affiliates of the issuer:
Evergreen Dental Income, LLC
7509 Whimbleton Way
Reno, NV 89511

Redwood Income, LLC
119 E. Shea Blvd.
Suite 109-479
Scottsdale, AZ 85254

(h) counsel to the issuer with respect to the proposed offering:
Nathaniel Dodson, Esq.
9315 W. Sunset Rd., Suite 101
Las Vegas, Nevada 89148

(i) each underwriter with respect to the proposed offering: N/A

(j) the underwriter's directors: N/A

(k) the underwriter's officers: N/A

(l) the underwriter's general partners: N/A

(m) counsel to the underwriter: N/A

ITEM 2. Application of Rule 262

(a) No persons identified in response to Item 1 are subject to any of the disqualification provisions set forth in Rule 262.

(b) N/A

ITEM 3. Affiliate Sales

The proposed offering does not involve the resale of securities by affiliates of the issuer. The issuer has not had a net income from operations of the character in which the issuer intends to engage for at least one of its last two fiscal years.

ITEM 4. Jurisdictions in Which Securities Are to be Offered

(a) List the jurisdiction in which the securities are to be offered by underwriters, dealers or salespersons.

None

(b) List the jurisdictions in which the securities are to be offered other than by underwriters, dealers or salesmen and state the method by which such securities are to be offered.

The securities may be sold on a best efforts basis by the issuer's officers, for which no compensation will be paid, in every jurisdiction within the United States.

ITEM 5. Unregistered Securities Issued or Sold Within One Year

(a) As to any unregistered securities issued by the issuer or any of its predecessors or affiliated issuers within one year prior to the filing of this Form 1-A, state:
(1) the name of such issuer;

(2) the title and amount of securities issued;

(3) the aggregate offering price or other consideration for which they were issued and basis for computing the amount thereof;

(4) the names and identities of the persons to whom the securities were issued.

I. The issuer, Sequoia Royalty, LLC issued 30 Class A Membership Units to its manager, Louis Petrossi, in consideration for services rendered by him. These interests are expected to approximate 1% of the total interests in the company if all authorized interests are issued.

II. (1) Evergreen Dental Income, LLC issued (2) 515 Class A Membership Units at $1,000 each for an aggregate offering price of (3) $515,000.

(4) The following persons were issued the foregoing securities:

1. Margaret Stottmeister as Trustee for Alwin P & Margaret C. Stottmeister Revocable Living Trust, dated 4/30/99

2. Robert Ohlwiler as Trustee for Robert H. Ohlwiler Trust

3. George Kempton as Trustee for George R. Kempton Trust

4. Marco Wutzer

5. James Maas

6. Cari Alter as Trustee for Alter Family Trust

7. Larry Brinkman as Trustee for Larry K. Brinkman General Trust

8. Michael W. Tapajna

Evergreen Dental Income, LLC issued 5 Class B Membership Units to its manager, Louis Petrossi, in consideration for services rendered by him.

III. (1) Redwood Income, LLC issued (2) 600 Class A Membership Units at $1,000 each for an aggregate offering price of (3) $600,000.

(4) The following persons were issued the foregoing securities:

1. Robert and Joan Hurd as Joint Tenants with Right of Survivorship

2. Eleanor Rockwell as Trustee of Eleanor M. Rockwell Revocable Trust

3. Lovell Alpha Limited Partnership

4. Neil Siewert

5. Entrust of Tampa Bay, LLC FBO Linda Elliot IRA #2189

6. Allen Zaug

7. Samuel Armacost

8. Darrell Hargreaves

Redwood Income, LLC issued 10 Class B Membership Units to its manager, Oakdale Capital, Inc., in consideration for services rendered by the manager. Oakdale Capital, Inc. is wholly owned and managed by Louis Petrossi whom owns and manages our manager, Kingvale Capital, Inc.

(b) As to any unregistered securities of the issuer or any of its predecessors or affiliated issuers which were sold within one year prior to the filing of this Form 1-A by or for the account of any person who at the time was a director, officer, promoter or principal security holder of the issuer of such securities, or was an underwriter of any securities of such issuer, furnish the information specified in subsections (1) through (4) of paragraph (a).

N/A

(c) Indicate the section of the Securities Act or Commission rule or regulation relied upon for exemption from the registration requirements of such Act and state briefly the facts relied upon for such exemption.

The issuer, Sequoia Royalty, LLC relied on the private offering exemption of §4(2) of the 1933 Securities Act, as amended from time to time ("Act") to issue its Class A Membership Units to its manager, Louis Petrossi. To qualify for the exemption, the company relied on the fact that there was no public offering and that the purchaser was as an accredited investor due to his status as an officer of the company.

Evergreen Dental Income, LLC relied on the private offering exemption of §4(2) of Act to issue its Class B Membership Units to its manager, Louis Petrossi. To qualify for this exemption, the company relied on the fact that there was no public offering and that the purchaser was as an accredited investor due to his status as an officer of the company. It further relied upon §4(2) of the Act and Regulation D and rule 506 promulgated thereunder for the sale of its Class A Membership Units. To qualify for this exemption, the company relied on the fact that there was no public offering of the securities and all purchasers were accredited investors, as defined under Rule 501 and qualified through use of an investor questionnaire.

Redwood Income, LLC relied on the private offering exemption of §4(2) of Act to issue its Class B Membership Units to its manager, Louis Petrossi. To qualify for this exemption, the company relied on the fact that there was no public offering and that the purchaser was as an accredited investor due to his status as an officer of the company. It further relied upon §4(2) of the Act and Regulation D and rule 506 promulgated thereunder for the sale of its Class A Membership Units. To qualify for this exemption, the company relied on the fact that there was no public offering of the securities and all purchasers were accredited investors, as defined under Rule 501 and qualified through use of an investor questionnaire.

ITEM 6. Other Present or Proposed Offerings

State whether or not the issuer or any of its affiliates is currently offering or contemplating the offering any securities in addition to those covered by this Form 1-A. If so, describe fully the present or proposed offering.

Redwood Income, LLC is offering up to 1,000 Class A Membership Units at $1,000 each for an aggregate offering price of $1,000,000 pursuant to a confidential private placement memorandum. The company is relying on Regulation D and Rule 506 promulgated under the Act for this offering. The offering is limited to accredited investors, as defined under Rule 501, and no more than 35 sophisticated investors. The offering term is 1 year or until all Class A Membership Units are sold, though the offering may be extended in the company manager's discretion. The Class A Membership Units are being sold on a best efforts basis by the company's manager and officers, who will not be compensated for such efforts. Proceeds from the offering will be used to pay management fees, establish a working capital reserve, pay organization and offering expenses and capitalize the company's business plan, which is to joint-venture with operating dentists to provide the dentists with marketing services in exchange for a percentage of the resulting increased profits. Investors will receive distributions of company profits based upon their respective interests in the company. The offered Class A Membership Units represent approximately 99% of the authorized interests in the company. The issued Class A Membership Units listed in Item 5 were sold pursuant to this offering. The above described offering by Redwood Income, LLC will close upon qualification of this offering for Sequoia Royalty, LLC by the United States Securities Exchange Commission.

ITEM 7. Marketing Arrangements

(a) Briefly describe any arrangement known to the issuer or to any person named in response to Item 1 above or to any selling security holder in the offering covered by this Form 1-A for any of the following purposes:

(1) To limit or restrict the sale of other securities of the same class as those to be offered for the period of distribution: N/A

(2) To stabilize the market for any of the securities to be offered: N/A

(3) For withholding commissions, or otherwise to hold each underwriter or dealer responsible for the distribution of its participation: N/A

(b) Identify any underwriter that intends to confirm sales to any accounts over which it exercises discretionary authority and include an estimate of the amount of securities so intended to be confirmed: N/A

ITEM 8. Relationship with Issuer of Experts Named in Offering Statement

If any expert named in the offering statement as having prepared or certified any part thereof was employed for such purpose on a contingent basis or, at the time of such preparation or certification or at any time thereafter, had a material interest in the issuer or any of its parents or subsidiaries or was connected with the issuer or any of its subsidiaries as a promoter, underwriter, voting trustee, director, officer or employee furnish a brief statement of the nature of such contingent basis, interest or connection: N/A

ITEM 9. Use of a Solicitation of Interest Document

There was no publication under Rule 254 used prior to the filing of this notification.

Name: ____________________ Number: ________________________

OFFERING CIRCULAR

Dated: August 11, 2011

SEQUOIA ROYALTY, LLC

(a Delaware limited liability company)

Offering maximum of 5,000 Membership Units for $5,000,000

Securities offered through our management and officers:

Sequoia Royalty, LLC
c/o Kingvale Capital, Inc.
7509 Whimbleton Way
Reno, NV 89511
Fax: 775-321-8584
Phone: 775-720-4580

This Offering Circular ("Circular") relates to a sale of a maximum of 5,000 Membership units ("Unit(s)") in Sequoia Royalty, LLC, a Delaware limited liability company (hereinafter referred to as "we," "us," "our," or "Company"). Each Unit has an offering price of $1,000. There is no minimum dollar amount for this offering, but the minimum number of Units that may be purchased by any investor is 50, representing a minimum investment of $50,000, unless waived in our Manager's sole discretion.

Units in our Company are divided into 11 classes, Class A through Class K. Fifty Class A Units have been issued to our managing Member, Kingvale Capital, Inc., a Delaware corporation ("Manager"), in consideration for its pre-organizational and ongoing services to our Company. The remaining 5,000 Units, which are the subject of this offering, will be purchased by investors pursuant to this Circular. Investor purchased Units will be divided into 10 sequential classes, Classes B, C, D, E, F, G, H, I, J and K, (each a "Syndication Class") which will each consist of 500 Units. No class of Units will be sold until all Units in the preceding Syndication Class have been issued by our Company. Investors will be accepted into the Syndication Classes according to the order in which we receive Subscription Documents. See "Plan of Distribution" and "Description of Business."

The sale of our Units will commence in each state upon the registration of our securities or, if there is an exemption from registration, 20 days after filing this Circular with the US Securities Exchange Commission ("SEC"), unless further amendment to our filings are required.

Our Units are being offered only through our Manager's executive officer, Louis Petrossi. No other underwriter or broker-dealer has been contracted for the sale of our Units.

We were recently organized to enter into joint-venture agreements with practicing dentists using the marketing model developed through Oracare Development, Inc., a Delaware corporation ("Oracare") and MetroMedia Business Services, Inc., a Delaware corporation ("MetroMedia,"). We will contract for the performance of marketing services for each joint-venture dentist for which we will receive a percentage of the resulting increased revenues ("Gross Sales"). Each Syndication Class will be allocated joint-ventures to be managed by the Contracting Persons and will receive independent distributions based upon its allocated joint-ventures.

We are a development stage business with no operational history. Our success is heavily dependent on our Manager and the employees of the Contracting Persons. Consequently, potential investors should carefully examine this Circular in its entirety, including "Risk Factors," "Managers, Executive Officers and Key Employees" and "Description of Business."

AN OFFERING STATEMENT HAS BEEN FILED PURSUANT REGULATION A UNDER THE SECURITIES ACT OF 1933, AS AMENDED ("SECURITIES ACT"), WITH THE SECURITIES AND EXCHANGE COMMISSION ("SEC") RELATING TO THESE SECURITIES. THESE SECURITIES ARE OFFERED PURSUANT TO AN EXEMPTION FROM REGISTRATION WITH THE SEC; HOWEVER, THE SEC HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THE SECURITIES OFFERED HEREUNDER ARE EXEMPT FROM REGISTRATION.

INVESTMENT IN SMALL BUSINESSES INVOLVES A HIGH DEGREE OF RISK, AND INVESTORS SHOULD NOT INVEST ANY FUNDS IN THIS OFFERING UNLESS THEY CAN AFFORD TO LOSE THEIR ENTIRE INVESTMENT. YOU SHOULD CAREFULLY REVIEW THE RISK FACTORS THAT MANAGEMENT BELIEVES PRESENT THE MOST SUBSTANTIAL RISKS TO AN INVESTOR IN THIS OFFERING.

IN MAKING AN INVESTMENT DECISION INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. THESE SECURITIES HAVE NOT BEEN RECOMMENDED OR APPROVED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THESE AUTHORITIES HAVE NOT PASSED UPON THE ACCURACY OR ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OF OR GIVE ITS APPROVAL TO ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING CIRCULAR OR OTHER SELLING LITERATURE.

	Offering Price	Proceeds to Company[2]
Per Unit[1]	$ 1,000	$ 1,000
Minimum Investment, 50 Units	$ 50,000	$ 50,000
Maximum offering Amount[3]	$ 5,000,000	$5,000,000

(1) The Units will be offered and sold by us on a "best-efforts" basis through the officer of our Manager, Louis Petrossi. No commissions will be paid. However, the Manager's officer will receive reasonable salaries from the Manager and distribution interests described in this Circular through his ownership of our Manager. See "Securities Being Offered" and "Use of Proceeds."

(2) We will pay up to $250,000 in legal and accounting fees to third parties for organization and offering expenses, regulatory filings and accounting requirements on an accountable basis, whether or not the maximum number of Units is sold. The proceeds shown above do not include the legal and accounting deductions but will be paid through offering proceeds. See "Estimated Use of Proceeds" and "Securities Being Offered."

(3) We may sell up to a maximum number of 5,000 Units separated into Class B through Class K for an aggregate of $5,000,000 in gross proceeds. The Manager will close this offering once the maximum offering amount of Units are sold, one year from the date of this Circular, upon fully funding our proposed business, or whichever is earliest. The Manager may choose to close this offering earlier than the maximum sale of Units if we are fully funded through alternative funding options at equal or better terms than the herein described. See "Description of Business."

(4) The offering price of the Units has been arbitrarily determined and bears no relationship to any objective criterion of value. The price does not bear any relationship to our assets, book value, historical earnings or net worth. No

valuation or appraisal has been prepared for our business. We cannot assure you that a public market for our securities will develop or continue or that the securities will ever trade at a price higher than the offering price.

MATERIAL RISKS
PROSPECTIVE INVESTORS SHOULD CAREFULLY CONSIDER THE FOLLOWING:

This Circular, the Exhibits and the Subscription Documents: (a) are the only materials that have been authorized for use in connection with the offering to sell the Units; (b) reflect the only information anyone has been authorized to give in connection with the offering to sell the Units; and (c) are the only representations upon which anyone may rely in connection with the purchase of the Units.

No person has been authorized to give any information other than that contained in this Circular, or to make any representations, other than as expressly contained herein, in connection with the offering made hereby, and, if given or made, such other information or representations, other than as expressly contained herein, must not be relied upon as having been authorized by us. We specifically disclaim any and all liabilities for representations or warranties, expressed or implied, or any other written or oral communication transmitted or made available to the recipient except as made or communicated by us through our Manager.

Offering literature in any form whatsoever employed in connection with this offering shall be subject to and superseded by this Circular including any Exhibits, amendments and supplements hereto. In the event of any conflict or perceived conflict between this Circular and any other offering literature, this Circular shall control.

We are offering to sell Units in reliance on exemptions from federal registration requirements and exemption or preemption from state registration requirements. Those exemptions do not change the stringent requirement that every investor in every investment not purchase under any misrepresentation or omission of any material fact. In preparing this Circular, we have made reasonable efforts to present all information that we consider being material based upon the information available to us. However, every prospective investor is urged to investigate further any matter that is not set forth in this Circular or any fact included in this Circular that the prospective investor considers to be "material" but does not clearly understand.

The information contained in this Circular is confidential and proprietary and is being submitted to prospective investors solely for such investors' confidential use with the express understanding that, without the prior written permission of the Manager, such persons will not release this document or discuss the information contained herein or make reproductions of or use this Circular for any purpose other than evaluating a potential purchase of Units.

This Circular does not purport to be all-inclusive or to contain all the information that a prospective investor may desire in investigating our Company. This Circular contains all of the information we deemed to be material to the evaluation of us and this offering. Each investor must conduct and rely on their own evaluation of our Company and the terms of the offering, including the merits and risks involved, in making their investment decision. See "Risk Factors."

Upon written request by any prospective investor or their representative, we will, prior to the completion of this offering, answer questions concerning the terms and conditions of the offering and will provide additional information which may be requested, to the extent we possess such information or can obtain access thereto without unreasonable effort or expense, for purposes of verifying the accuracy of the information set forth herein.

Except as otherwise indicated, this Circular speaks as of the date hereof. Neither the delivery of this Circular nor any sale made hereunder shall, under any circumstances, create any implication that there has been no change in the affairs of the Company after the date hereof.

Internal Revenue Service Circular 230 Notice

To ensure compliance with internal revenue service circular 230, prospective investors are hereby notified that: (a) any discussion of federal tax issues contained or referred to in this Circular is not intended or written to be used, and cannot be used, by prospective investors for the purpose of avoiding penalties that may be imposed on them under the internal revenue code of 1986, as amended; (b) such discussion is written in connection with the promotion or marketing (within the meaning of internal revenue service circular 230) by the fund of the transactions or matters addressed herein; and (c) prospective investors should seek advice based on their particular circumstances from an independent tax adviser.

Market Data

The market data and forecasts used in this Circular were obtained from independent industry sources as well as from research reports prepared for other purposes. We have not independently verified the data obtained from these sources, and cannot assure any prospective investor of the accuracy or completeness of the data. Forecasts and other forward-looking information obtained from these sources are subject to the same qualifications and the additional uncertainties regarding the other forward-looking statements in this Circular.

Forward-Looking Statements

This Circular contains statements about operating and financial plans, terms and performance of our Company and other statements that may be deemed projections of future results. Forward-looking statements may be identified by the use of words such as "expect," "anticipate," "intend," "plan," "assume," "will," "may" and similar expressions. The forward-looking statements are based on various assumptions and these assumptions may prove to be incorrect. Accordingly, such forward-looking statements might not accurately predict future events or the actual performance of an investment in the Units. In addition, each prospective investor must disregard any projections and representations, written or oral, which do not conform to those contained in this Circular.

While we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance, or achievements. Moreover, neither our Company, Manager nor any other person assumes any responsibility for the accuracy or completeness of these statements or undertakes any obligation to revise these forward-looking statements to reflect events or circumstances after the date on the first page of this Circular or to reflect the occurrence of an unanticipated event.

Notice to Residents of All States

This Circular is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

These securities have not been registered under the Securities Act of 1933, as amended ("Securities Act"), by reason of specific exemptions thereunder. These securities cannot be sold, transferred or otherwise disposed of to any person or entity unless subsequently registered under the Securities Act, as amended, if such registration is required.

SEQUOIA ROYALTY, LLC

OFFERING CIRCULAR
TABLE OF CONTENTS

OFFERING CIRCULAR SUMMARY **1**

RISK FACTORS **4**

Risk Factors Related to Our Proposed Business Activities 4

Risks Relating to the Offering 7

Federal Income Tax Risks 7

DILUTION **8**

PLAN OF DISTRIBUTION **9**

Method of Placement 9

How to Purchase Units 10

USE OF PROCEEDS **11**

DESCRIPTION OF BUSINESS **12**

Summary of Business Plan 12

Joint-Venture Operations 13

Practice Marketing Techniques 14

Summary of Joint-Venture Agreement 14

Contracting Persons 15

Summary of the Oracare Services Agreement 16

Summary of the MetroMedia Business Services Agreement 16

Industry Data 17

Competition 18

DESCRIPTION OF PROPERTY **19**

MANAGERS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES **19**

Manager 20

Contracting Persons 20

Employees 21

Legal Proceedings 21

RENUMERANTION OF MANAGER AND CONTRACTING PERSONS **21**

Contracting Person Fees 22

SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN SECURITY HOLDERS **22**

INTEREST OF MANAGEMENT AND OTHERS IN CERTAIN TRANSACTIONS **23**

Conflicts of Interest 23

Prior Performance 24

History of the Company 24

SECURITIES BEING OFFERED **24**

Overview 25
Summary of our Company Agreement 25
FEDERAL TAX ASPECTS 29
Introduction 29
Partnership Taxation 29
INVESTMENT BY RETIREMENT TRUSTS AND OTHER BENEFIT PLAN INVESTORS 34
DEFINED TERMS 36
ADDITIONAL INFORMATION 38
SIGNATURES 38

The following Exhibits accompanying the Circular should be read in conjunction with this Circular.

Part F/S

- **Appendix A** contains the Company's Audited Financial Statements as of August 10, 2011
- **Appendix B** contains our Manager's Un-Audited Financial Statements as of August 10, 2011
- **Appendix C** contains the Company's Pro Forma Estimations

Part 3 Exhibits

- **Exhibit 1** contains the Company's Certificate of Formation, dated August 2, 2011
- **Exhibit 2** contains the Company's Appointment of Agent for Service of Process
- **Exhibit 3** contains a Legal Opinion from the Company's Counsel
- **Exhibit 4** contains the Company Agreement, dated August 11, 2011
- **Exhibit 5** contains the Subscription Documents
- **Exhibit 6** contains the Specimen Joint Venture Agreement
- **Exhibit 7** contains the Services Agreement between our Company and MetroMedia
- **Exhibit 8** contains the Management Services Agreement between our Company and Oracare

OFFERING CIRCULAR SUMMARY

This summary highlights information contained elsewhere in this Circular. It is not complete and may not contain all of the information that you should consider before investing in our Units. Each prospective investor is urged to read this Circular and the additional information it refers to directly in its entirety.

THE COMPANY Sequoia Royalty, LLC is a Delaware limited liability company which was recently organized in August, 2011 for the purpose of developing approximately 80 joint-venture dental marketing relationships through dental practices currently in operation.

Management: Kingvale Capital, Inc., a Delaware corporation, is our managing Member ("Manager"). Mr. Louis Petrossi is our Manager's President and will be making management decisions on behalf of our Company. Our Manager has been issued 50 Class A Units representing 1% of the voting Units, assuming a fully funded offering.

Executive Offices: Sequoia Royalty, LLC
c/o Kingvale Capital, Inc.
7509 Whimbleton Way
Reno, NV 89511
Fax: 775-384-2230
Phone: 888-850-5559

Issuable Units:

Name of Person or Group	Number
Class A Units:	
Kingvale Capital, Inc.	50
Un-issued Class B Units	500
Un-issued Class C Units	500
Un-issued Class D Units	500
Un-issued Class E Units	500
Un-issued Class F Units	500
Un-issued Class G Units	500
Un-issued Class H Units	500
Un-issued Class I Units	500
Un-issued Class J Units	500
Un-issued Class K Units	500
Total Issuable Units:	5,050

THE OFFERING

Securities Offered: This offering is for the sale of a maximum of 5,000 Units, separated into Class B through Class K. The Units will be offered pursuant to this Circular for $1,000 per Unit, for a total of up to $5,000,000 if all offered Units are sold.

There is no minimum offering and no provision to escrow or return funds if any minimum number of Units is not sold. In the event we do not raise sufficient funds to carry out our intended business, we will capitalize as many Syndication Classes and marketing relationships as may be funded with the monies received.

Offering Period: This offering will close one year from the date of this Circular, when the maximum offering amount has been sold, upon the full capitalization of our Company from alternative commercially reasonable financing, or whichever is earlier. Our Manager reserves the right to extend this offering for up to one additional year at its sole discretion.

Risk Factors: Investing in our Company involves substantial risks. Investors should carefully consider all of the information contained in this Circular including the information described in the "Risk Factors" section.

Use of Proceeds: Assuming the sale of all Units offered, net proceeds from this offering of up to $4,750,000, after deducting $250,000 in estimated organization and offering expenses will be used for:

- Marketing & Call Center set-up fees to MetroMedia Business Services, Inc. (up to $1,800,000)
- Joint-Venture Training, Integration, Due Diligence, & Management fees to Oracare Development, Inc. (up to $1,800,000)
- Management, overhead and marketing expenses to the Manager (up to $750,000)
- Working capital, including, without limitation, operations marketing, overhead, administration, legal and accounting (up to $400,000)

See "Use of Proceeds" and "Description of Business."

Distribution of Cash: Prior to our liquidation, Gross Sales will be distributed to the Members quarterly. Each class of Units is anticipated to begin receiving allocations of distributions 6 months after their respective Syndication Class has been fully funded. Our profits will be allocated to each respective Syndication Class to be distributed: (i) first, all the distributable cash up to an amount equal to 6.25% of the Gross Sales allocated to the joint-venture operations of each Syndication Class will be distributed pro rata to the Members in proportion to their ownership interest in the respective Syndication Class; and (ii) second, the remaining balance to the Class A Unit holder.

Allocation of Profits and Losses: During our Company term and upon our liquidation, items of income, expenses, gain, loss and deduction will be allocated in such manner as our Manager determines to be generally consistent with the foregoing distribution procedures.

Management Fees: Our Manager, the joint-venturing dentists, MetroMedia and Oracare (the "Contracting Persons") will receive substantial fees and compensation in connection with this offering and the management of joint-ventures, reimbursement for expenses incurred on behalf of our Company, and as further described below. For additional discussion of potential fees payable to our Manager and the Contracting Persons, please see "Remuneration of Manager and Contracting Persons" and "Description of Business."

The below table summarizes the ongoing revenue fees anticipated by the Contracting Persons for their services during the operations of our joint-ventures. In addition to ongoing fees, the Contracting Persons will receive an initial management fee set forth in "Use of Proceeds" which will pay for joint-venture development, contracting, related expenses, and the first year's marketing budget.

	Contracting Person	Revenue Fees
1.	JV Dentists ….………..	65% of Gross Sales
2.	Oracare…………………	12.5% of Gross Sales
3.	MetroMedia……………	10% of Gross Sales
	Company Revenue:	12.5% of Gross Sales

Company Raising Activities: Mr. Louis Petrossi, the President of our Manager, is currently conducting an additional securities offering for Redwood Income, LLC, pursuant to Regulation D of the Securities Act in pursuit of a similar business plan. However, Redwood Income, LLC is expected to cease capitalization activities upon the initial sales of Units for our Company.

In addition, the Contracting Persons may enter additional contracts with other businesses similar and dissimilar to our business for the provision of similar services, at any time. Any businesses with similar proposed businesses intending to develop joint-ventures with operating practices will be contracted with in the order that each is fully funded. See "Interest of Management and Others in Certain Transactions" and our "Description of Business."

Plan of Distribution: The Units will be offered exclusively through the officers of our Company and Manager who will not be compensated, directly or indirectly, for such efforts. They will, however, receive salaries and from our Company for activities other than fund raising and distributions as allocated to our Manager. See "Plan of Distribution."

Our Company will promptly confirm in writing either the intent to accept or reject, in whole or in part, each subscription, and any subscription for investment that is not accepted within 30 days is deemed automatically rejected. On acceptance, the subscription agreement automatically becomes a binding bilateral agreement for the purchase of the number of Units specified.

How To Purchase Units: All completed Subscription Documents and your purchase funds should be delivered as directed by our Manager or to:

Sequoia Royalty, LLC
c/o Kingvale Capital, Inc.
7509 Whimbleton Way
Reno, NV 89511
Fax: 775-321-8584
Phone: 775-720-4580

and bank wires may be directed to:

Bank: Wells Fargo, N.A
Bank Phone: (801) 246-4821
Reference: Sequoia Royalty, LLC
Swift Code: WFBIUS6S
Routing # 121000248
Account # 5563633310

RISK FACTORS

Buying Units involves a high degree of risk. In addition to the negative implications of all information and financial data included in or referred to directly in this Circular, potential investors should consider the following risk factors before making an investment in our Units. This Circular contains forward-looking statements and information concerning us, our plans, and other future events. These statements should be read together with the discussion of risk factors set forth below, because those risk factors could cause actual results to differ materially from such forward-looking statements.

Risk Factors Related to Our Proposed Business Activities

We have not commenced our proposed business activities, which makes it difficult for investors to determine whether we will accomplish our objectives. We are refining our business plan and likely do not recognize all of the challenges that may emerge and affect our business and we have not yet identified any dental practices for possible joint-venture operations. Accordingly, potential investors must consider the risks, expenses, delays, problems, and difficulties we may face as an early-stage company with no operating history. These risks include:

- the lack of any operating history;
- the absolute dependence on the success of Oracare in identifying suitable dental practices for our joint-ventures;
- Oracare's ability to successfully negotiate and contract for our joint-venture agreements;
- the Contracting Persons ability to implement our management plans;
- MetroMedia's ability to market or deliver dental patients to our joint-venture practices;
- our joint-venture practice dentists' ability to sell, perform and collect revenues for dental services provided to their patients; and
- our dependence upon key personnel and unaffiliated companies.

We cannot be certain that our business strategy will be successful or that we will successfully address these risks. Further, there are no revenues from our planned principal operations because we are currently in the development stage. The only information investors should consider in deciding whether to invest is contained in this Circular and Exhibits.

Our Company and the Contracting Persons are newly organized entities with no meaningful operating history upon which prospective investors may evaluate their performance. No assurance can be given that we will attain our investment objectives, be profitable or return investors' capital.

We are dependent on the proceeds of this offering and we may require additional capital. We believe that the sale of all Units, of which there can be no assurance, will provide net proceeds sufficient to fund our operating expenses as outlined in "Use of Proceeds" and "Description of Business." We do not expect to require financing or additional capital, but we cannot identify all the challenges or contingencies which may arise during our operations. Additionally, we cannot assure that all Units will be sold. If necessary, there can be no assurance that we will be able to negotiate such financial arrangements or obtain required additional funds on acceptable terms, if at all. In addition, our cash requirements may vary materially from those now planned because of the results of future market developments, general economic conditions and other factors.

We may also seek required funds through the sale of additional equity or other securities. Our ability to complete an offering on acceptable terms will depend on many factors, including the condition of the securities markets generally and for companies such as ours at the time of such offering; the business, financial condition, and our prospects at the time; our ability to identify and reach a satisfactory arrangement with prospective underwriters; the completion of required regulatory filings; and various other factors, many of which are outside our control. There can be no assurance that we will be able to complete an offering on terms favorable to us or at all. If necessary, the issuance of additional equity securities may dilute the interest of existing Members in our Company or may require existing Members to subordinate their rights to the superior rights of new investors.

If adequate funds are not available, we may be required to delay, reduce the scope of, or eliminate our planned fund raising efforts on behalf of the dental practices; or to obtain funds through arrangements with strategic or collaborative members that may require us to relinquish rights or reduce equity in our joint-ventures. See "Use of Proceeds."

Our pro forma financial projections may differ significantly from actual outcomes. This Circular contains illustrations of possible financial returns and related information that may constitute financial projections or forecasts of the possible results of our operations and other matters. These illustrations, projections, and forecasts are based on a number of variables, hypotheticals, and assumptions about various matters, including expectations of our management regarding managerial, technical, and financial resources available to us; the costs and time required to develop the joint-ventures; general industry information from third-party sources; estimates of market size and characteristics; competitive conditions; future possible capital requirements; marketing efforts and anticipated sales; rates of growth; and other factors. Such information and assumptions and their effects on our proposed activities are based on present circumstances, our estimates, and on events that have not occurred, that may not occur, or that may occur in different sequences and with different consequences from those now assumed or anticipated. If investors were to consult with their own advisers or industry experts, it should be expected that their views may differ from those set forth herein. No assurance can be given that all material assumptions have been considered. Future operating results are impossible to predict. No representation or warranty of any kind is made by us and none should be inferred with respect to the future accuracy or completeness of such forward-looking material.

Our revenue will depend on the revenue generated by dentists and other operations at our joint-venture practices and the ability of the Contracting Persons to deliver qualified patients to the joint-ventures. Our revenue will depend entirely on revenue generated by the dentists operating at the joint-venture dental centers for patients derived, delivered and scheduled through the efforts of Contracting Persons. There can be no assurance that the Contracting Persons will be successful in delivering sufficient patients, or any patients whatsoever, as proposed in their respective agreements or as described herein. Assuming patients are scheduled, there are no assurances that the dentists at the joint-venture practices will maintain successful dental practices or be able to sell, provide or collect revenues from patients that they provide dental services. If the dentists, joint-venture practices or Contracting Persons fail to perform or if their respective agreements are terminated, our Company may not be profitable.

We are subject to the risk of government regulation. The dental industry is regulated extensively at both the state and federal levels. The laws of many states prohibit non-dental entities (such as our Company) from practicing dentistry, owning or controlling the professional assets of a dental practice, or controlling the content of a dentist's advertising or method of practice or sharing professional fees with non-dental entities. The laws of many states also prohibit dental practitioners from paying any portion of fees received for dental services in consideration for the referral of a patient. We do not control the practice of dentistry, and regulations thereto, and believe that our operations will comply with the laws of the jurisdictions to which we are subject, but there can be no assurance that a review of our business relationships by courts or other regulatory authorities will not result in determinations that could prohibit or otherwise adversely affect the operations of our Company or that the regulatory environment will not change, requiring our Company to reorganize or restrict its existing or future operations. Any such reorganization will be costly and time consuming and could result in restricting certain elements of our Company and could greatly impact the final performance of our Company.

We have not sought judicial or regulatory interpretation with respect to the way we intend to conduct our business, and have not received a legal opinion as to our compliance with all applicable laws. There can be no assurance that the legality of our business or our possible relationship with dental practices will not be successfully challenged or that the enforceability of the provisions of the Services Agreement will not be limited.

We will be subject to competition from dental practices and other marketing companies. We are aware of many other companies which are actively engaged in businesses similar to that of our Company which have substantially greater financial resources and longer operating histories than our Company. We assume that additional companies with similar objectives may enter our market and compete with our Company and there can be no assurance that our Company will be able to compete effectively with such companies. The business of providing dental services and marketing for dental patients is highly competitive. We will compete with other dentists who maintain single offices, dentists who maintain group practices or operate in multiple offices, corporate dentistry organizations and marketing companies providing services to dentists. Many of these companies and competitors have more established practices. There can be no assurance that we will be able to compete effectively with such competitors, that additional competitors will not enter the market or that such competition will not make it more difficult to operate our business.

We have risks associated with managed care contracts and capitated fee arrangements. As an increasing percentage of the population is covered by managed care organizations that provide dental coverage, our success will, in part, be dependent upon our joint-venture practices' ability to negotiate contracts with HMOs and health insurance companies and other third-party payors pursuant to which services will be provided on a risk-sharing or capitated basis. Most of these contracts are for one year terms which automatically renew and are terminable by either party on 80 day notice. Under some of these agreements, the health care provider may accept a pre-determined amount per month per patient in exchange for providing all necessary covered services to the patients covered under the agreement. These contracts pass much of the risk of providing care from the payor to the provider. We will have no input or ability to affect the terms of these agreements with our joint-venture practices.

We are heavily dependent on our executive officers and the management and employees of the Contracting Persons. We are dependent upon the continued participation and assistance of our Manager and the key management and personnel of the Contracting Persons. The management and personnel of the Contracting Persons are not paid directly by us but through management fees paid by us to the respective Contracting Person. The loss of the services of the senior management of us or the Contracting Persons as well as other executives would damage our likelihood of success. We do not presently have key-man life insurance on any executive. We will require the recruitment and retention of additional personnel, including dentists, sales and marketing advisors and management, and the development of additional expertise by existing management for the success of our business plans. The inability to acquire such services or to develop such expertise could have a material adverse effect on our operations. See "Managers, Executive Officers and Key Employees."

Our success will depend upon the joint-venture agreements that are negotiated by Oracare and instituted by MetroMedia. Our success will be dependent upon the skill of Oracare in identifying and contracting with suitable dental practices for our joint-ventures, and then implementing and training the dentists. Further, our success is solely dependent on a consulting dentist's agreement to enter into joint-venture agreements on our behalf. As of the date of this offering, no dentist has entered into or agreed to enter into a joint-venture agreement with us. Our dental practices will be subject to various risk factors, including our ability to build the individual dental practice patient base through a proprietary marketing program provided by MetroMedia as well as the marketplace in general.

Because we do not have an exclusive relationship with our Manager, it may engage in competitive activities in which we will have no interest. We also may be competing with our Manager in similar and dissimilar businesses which our Manager operates, owns, participates, controls or promotes. Our Manager may engage in business ventures of any other nature and description, independently or with others, whether or not such a business ventures compete with our business, and neither we nor our Members will have any rights in or to such ventures, or the income or profits that may be derived therefrom. The pursuit of such ventures, even if competitive with our business, shall not be deemed wrongful or improper.

Because of our agreement with our Manager, our Manager has significant flexibility with regard to our operations. Our agreements and arrangements with the Manager and Contracting Persons have been established by the Manager and are not the result of arm's-length negotiations. The Manager has considerable discretion with respect to all decisions relating to the terms and timing of transactions involving the purchase, acquisition, finance and sale of our interest in the various dental practices.

Risks Relating to the Offering

We cannot assure that the offering price of the Units is an accurate reflection of their value. The offering price of the Units has been determined by us taking into account our offering expenses, prospects, the number of securities to be offered, and the general condition of the securities market, all as assessed by our management. Such prices are not directly correlated to our assets, earnings, net tangible book value, or any other traditional criteria of value.

Our Members may have divergent interests. Our investors are expected to include persons who may have conflicting investment, tax and other interests. As a result, conflicts of interest may arise in connection with decisions made by our Manager that may be more beneficial for one type of investor than for another type of investor, including investors affiliated with our Manager. In particular, the conflicting interests of individual investors may relate to or arise from, among other things, the timing of the disposition of our joint-ventures or liquidation of us. In managing us, our Manager will consider the investment objectives of our Company as a whole, not the investment objectives of any investor individually.

Federal Income Tax Risks

The tax allocation of our income and loss may be challenged by the Internal Revenue Service. Our income and losses will be allocated as set forth in our Company Agreement. Investors should be aware that the existing authorities in this area of the law are not entirely clear. The Internal Revenue Service ("IRS") might challenge the allocation of income and losses provided for in our Company Agreement as being without "substantial economic effect" for federal income tax purposes. In the event of such a challenge, the IRS might possibly reallocate income or losses allocated to our Members under our Company Agreement.

An audit of our return by the IRS may lead to adjustments to Members' tax returns and an audit of the Members' tax returns. Limited liability companies are treated as partnerships for federal income tax purposes. As a partnership for federal income tax purposes, we will be subject to the partnership audit procedures. Information returns filed by us will be subject to audit by the IRS. An audit of our return may lead to adjustments, in which event our Members may be required to file an amended personal federal income tax return, regardless of whether our Members were a party to the proceeding in which the tax treatment of our items were determined. In addition, any such audit may lead to an audit of a Member's individual tax return that may lead to adjustments other than those relating to an investment in Units.

Any tax benefits from ownership of the Units will not be available unless we and our Members have a profit motive. For Members to be entitled to any tax benefits that may arise from an investment in us, the transactions described in this Circular must be "engaged in for profit" by us and our investors. Deductions could be disallowed if it were determined that there were insufficient economic benefits to be derived from the investment. Although we believe that we will be treated as engaged in our activities for profit, there can be no assurance that the IRS will not challenge the deductibility of losses that may be incurred by us. In addition, each Member should determine whether it would be considered to have engaged in the transactions described herein for profit.

The tax liability of a Member may exceed the cash distributions from us. Members will be required to report on their federal income tax returns his or her share of our profit whether or not such income is actually distributed by us. It is anticipated that much of our income will be taxable at ordinary income rates. There is no requirement for the Manager to make any cash distributions out of income realized by us. Thus, Members must be prepared to use other sources of income to pay tax on income generated by us. To the extent possible, we will attempt to distribute cash in a minimum amount sufficient for Members to pay estimated federal and state income tax due on profits allocated to them prior to the planned distribution date.

In the event of a disposition by us of any of our assets (whether voluntary, as in the case of a sale, or involuntary, as in the case of a foreclosure), each Member may be subject to substantial taxes and his or her tax liabilities may substantially exceed his or her distributive share of the cash proceeds from any such disposition. In this regard, we and our investors must include in the proceeds from any such disposition the amount of indebtedness to which the asset is subject that is discharged in connection with the transaction. To the extent that this situation arises, Members might have to pay such taxes from other funds available to them. Similarly, if a Member sells, transfers, or otherwise disposes of his or her Units, the same consequences may result.

For all of the foregoing reasons and others set forth herein, an investment in Units involves a high degree of risk. Any person considering an investment in the Units offered hereby should be aware of these and other risk factors set forth in this Circular.

DILUTION

An investment in our Company will undergo an immediate dilution of approximately 1%, assuming all Units have been sold. The reason for this dilution is our Manager's retained interest in us in the form of Class A Units, which were issued for services rendered rather than capital contributions. "Dilution" as used herein is the difference between the purchase price of a Unit, and the net tangible book value per Unit immediately after the offering. "Net tangible book value" is the amount that results from subtracting the total liabilities and intangible assets of an entity from its total assets.

If all offered Units are sold, we will have $5,000,000 in capital contributions and the net tangible book value per purchased Unit would be $1,000, assuming we have not incurred any liabilities. The inclusion of our Manager's 50 Class A Units causes the net tangible book value per Unit to decline to $990, an approximate 1% reduction assuming a fully subscribed offering. Of course, the actual amount of dilution per Unit will depend on the total number of offered Units sold through this offering.

PLAN OF DISTRIBUTION

Method of Placement

The Units will be offered and sold by us on a "best-efforts" basis through our and our Manager's officers who will not be compensated directly or indirectly for such efforts. No commissions will be paid; however, our officers and Manager will receive salaries and other distribution interests described in this Circular for other services to our Company. See "Remuneration of Manager and Contracting Persons" and "Securities being Offered."

We may sell up to a maximum number of 5,000 Units for a potential aggregate of $5,000,000 in gross proceeds. Offered Units will be divided into classes of 500 Units each. No class of Units will be sold until all Units in all preceding classes have been issued by our Company. Investors will be accepted into the classes according to the order in which we receive Subscription Documents. The minimum investment from each investor is $50,000 for 50 Units, unless the minimum investment is waived in the discretion of our Manager. Our affiliates may purchase Units in this offering on the same terms and conditions as other prospective investors. No person has committed to purchase any Units offered, and there is no assurance that all or any of the Units will be sold. We will advise all investors whose subscriptions have been accepted when this offering has been terminated.

Our Manager will close this offering once the maximum offering amount of Units is sold or one year from the date of this Circular, whichever is earlier. However, our Manager may, in his sole discretion, choose to close this offering earlier than the maximum sale of Units if we are fully funded through alternative funding options at equal or better terms than the herein described. Alternatively, our Manager may extend the offering period by up to one year if we fail to fully capitalize our business plans within the offering period.

There is no minimum offering and no provision to escrow or return funds if any minimum number of Units is not sold. In the event we do not raise sufficient funds to carry out our intended business, we will capitalize as many joint-venture dental practice relationships as may be funded with the monies received See "Securities Being Offered" and "Description of Business."

Based on the representations contained in the Subscription Documents and other information of which our Manager has actual knowledge, our Manager will make the determination whether to proceed with the sale of Units to the prospective investor. In making the determination, our Manager will follow guidelines appropriate for reliance on exemptions and preemption from registration under applicable securities laws.

If a subscription offer is accepted, we will issue and deliver to the purchaser a certificate for the Units purchased, duly executed by us. If the subscription offer is not accepted, appropriate notice thereof will be transmitted promptly to the subscriber, the Subscription Documents will be appropriately marked, and the subscription proceeds will be returned, without interest or deduction of expenses, to the investor.

Any subscription for investment that is not accepted within 30 days is deemed automatically rejected.

All subscription payments for the purchase of Units will be deposited immediately in our bank account pending the collection of deposited funds and the determination by us whether to accept the related subscription. On the collection of deposited funds and acceptance of the related subscription, the net proceeds will be immediately available to us for our operations. If a subscription is not accepted, the related collected funds will be returned to the subscriber promptly, but in any event within 5 business days after the collection of the deposited funds.

How to Purchase Units

In order to purchase Units described in this Circular, prospective investors are required to tender to our executive office address, signed originals of the separately bound Subscription Documents delivered together with a personal or cashier's check payable to Sequoia Royalty, LLC or bank wire in the amount of the subscription amount. On acceptance, the subscription agreement automatically becomes a binding bilateral agreement for the purchase of the number of Units specified. Deliveries of Subscription Documents and investments may be delivered by Fax to (775) 384-2230 or mail to: Sequoia Royalty, LLC, c/o: Kingvale Capital, Inc., 7509 Whimbleton Way, Reno, Nevada 89511; and bank wires may be directed to:

Bank: Wells Fargo, N.A
Bank Phone: (801) 246-4821
Reference: Sequoia Royalty, LLC
Swift Code: WFBIUS6S
Routing # 121000248
Account # 5563633310

or as further directed by the Company.

(The Remainder of this Page is Intentionally Blank)

USE OF PROCEEDS

The following table illustrates the amount of proceeds expected to be received by us on the sale of Units and the intended uses of such proceeds in their order of priority. Because there is no minimum offering, all funds received for the purchase of Units will be immediately available to our Company. In the event that we have not received the full amount of the offering by its close, we plan to develop as many dental practice joint-ventures as may be funded with the monies received.

	Assumes Development of			
	1 Practice[1]	Syndication Class 8 practices[2]	80 Practices[3]	Percent Allocated
		Assumes Sale of		
	110 Units	500 Units	5,000 Units	
Gross proceeds	$110,000	$500,000	$5,000,000	100%
Offering Costs				
Offering Expenses[4]	50,000	50,000	250,000	5%
Net proceeds:	$60,000	$450,000	$3,750,000	
Use of Net Proceeds				
Oracare Fees[5]	$22,500	$180,000	$1,800,000	36%
MetroMedia Fee	22,500	180,000	1,800,000	36%
Management and Administrative Expenses [6]	12,000	75,000	750,000	15%
Working Capital Reserve[7]	3,000	15,000	400,000	8%
Net Uses:	$60,000	$450,000	$4,750,000	
Total Uses:	$110,000	$500,000	$ 5,000,000	

(1) This column assumes the sale of 110 Units which equates to the development of the initial dental joint-venture arrangement. It is our expectation that each dental practice will require approximately $57,000 in funding before considering the organization and offering expenses or working capital reserves.

(2) This column assumes the sale of 500 Units, comprising one Syndication Class. Each Syndication Class will be allocated Company expenditures in accordance with above. It is our expectation that each Syndication Class will require approximately $450,000 in funding before considering our offering and administration expenses.

(3) This column assumes the sale of all 5,000 Units which we expect equates to the development of approximately 80 dental joint-ventures as set forth in this Circular.

(4) We anticipate paying up to $250,000 in legal, regulatory, printing and accounting fees to third parties for organization and offering expenses, regulatory filings and accounting requirements on an accountable basis, whether or not the maximum number of Units is sold. This is anticipated to result in a higher cost for the first Syndication Class, but a decreasing average expense with the sale of additional Syndication Classes.

(5) We expect to contract with the Contracting Persons in conjunction with our payment of their fees per Syndication Class. The Contracting Persons will provide the services set forth under "Description of Business" in consideration of these management fees.

(6) Our Manager will have sole discretion and authority to reserve and spend up to $75,000 of the aggregate capital contributions from the Members of each Syndication Class for its management, overhead, sales and administrative expenses relating to the respective Syndication Classes, as well as for future management salaries or other compensation, as determined in our Manager's reasonable discretion.

(7) Our working capital reserve will be utilized for ongoing business expenses incurred by us, as necessary.

All amounts received from the sale of Units are immediately available for our use on acceptance and closing of the related subscription and collection of related funds on terms determined by us. The allocation of the use of proceeds among the categories of anticipated expenditures represents management's best estimates based on the current status of our proposed business operations, plans, capital requirements, and financial conditions. Future events, including changes in economic or competitive conditions of our business or the completion of less than the total offering, may cause us to modify the above-described allocation of proceeds. Our use of proceeds may vary significantly in the event any of our assumptions prove inaccurate. We reserve the right to change the allocation of net proceeds from the offering as unanticipated events or opportunities arise.

In the event we do not raise sufficient funds to carry out our intended business, we will, at the complete discretion of our Manager, develop as many dental joint-ventures as may be funded.

Pending the use of the net proceeds from the offering, such funds may be invested in interest-bearing accounts and money market instruments through US domiciled and registered financial institutions.

DESCRIPTION OF BUSINESS

Summary of Business Plan

We are funding our Company for the purpose of entering into joint-venture marketing agreements with up to an aggregate of 80 private dental practices in our target markets ("Dentist Network"). Each joint-venture agreement will be allocated to a "Syndication Class," each consisting of a single class of offered Units. Each Syndication Class will be allocated and fund up to 8 joint-ventures, plus replacement joint-ventures for terminated agreements, and receive independent distributions therefrom. Joint-ventures will be allocated to the Syndication Classes according to the order in which they are funded. No Syndication Class will be funded or joint-venture agreements allocated until the preceding Syndication Class has been fully funded or joint-ventures allocated.

We intend to joint-venture with currently practicing dentists whereby we will provide marketing and certain patient scheduling services to the dentists' dental practices for which we will receive a percentage of the increased revenues. The joint-ventures will consist of agreements between the dentist, MetroMedia, Oracare and us whereby we anticipate receiving 12.5% of the Gross Sales from dental services. For purposes of our agreements, "Gross Sales" includes all patient revenues from patients scheduled through the services of us, MetorMedia and Oracare that our Dentist Network receives, but it excludes sales tax and coupon credits. After contracting with the dental practice, we intend to maximize profitability of the dental practices by maximizing location and equipment utilization through professionally developed marketing and business management systems instituted by MetroMedia. We will have a vested interest in the patients that are scheduled through our marketing services, meaning we will be entitled to our revenue percentage from such patients for a period of two years, and an additional two years if the patient fails to receive dental services for any one year period after the initial joint-venture period.

We believe that joint-ventures with our dental practices can be extremely profitable if managed and marketed properly. As such, we will contract with MetroMedia to provide Dentist Network communications and marketing services relating to patient scheduling and communications to the Dentist Network. Oracare will be contracted to provide due diligence investigations of prospective dentist candidates, contract negotiation services, and then on-site and remote dentist training and program integration. Through the Contracting Persons, we believe that we will be in a position to ensure that management and marketing strategies are properly administered to achieve success. Moreover, we believe that we have a competitive edge in the dental industry as a result of the proprietary marketing and business strategies provided through MetroMedia.

Although jurisdictions we intend to operate presently allow revenue sharing from dental practices with non-dentists, it is possible that the rules of such may change. In order to be compliant with any such possible rule changes, our Manager, in his sole discretion, has the option to invest the proceeds of this offering in an affiliated company with a similar business plan. In the event that the same occurs at some point in the future, our Manager has the same discretion. In such an event, our Members will receive an investment in an affiliated company equal in substance and value to what they would have received in our joint-venture dental practices.

Joint-Venture Operations

Initially, Oracare will identify, qualify and perform due diligence research on our dental practices, dentists, target markets and locations that we will develop. During its investigations, Oracare will consider many criteria including: (1) practice finances including profitability, tax return reports, and assets; (2) operational history including time in business, patient base, creditability, and dental equipment's' usable lifespan; (3) dentist's joint-venture potential including production, education, experience, leadership, complaints, and community reputation; (4) dental staff including experience, longevity, job knowledge, and professionalism; and (5) location of the practice, including visibility, access, commercial vicinity, demographics, children care markets, and interior appearance.

After identifying the dental practice, Oracare will utilize its dental practice management and consulting network of training dentists to negotiate and contract with the dentist and provide dentist and staff training during the initial integration and early joint-venture phase of the dental practices' operations. All fees payable to dentist consultants will be paid by Oracare on our behalf through our fees paid to Oracare. Though Oracare has not contracted with a particular dentist consultant on our behalf, it has contractual relationships with several such companies and persons from which it will choose the most suited for our Company.

During the joint-venture period, MetroMedia will manage Dentist Network communications through its business center with patient calling for scheduling appointments, re-care and dental service confirmations. MetroMedia is expected to assist in maintaining patient tracking and accounting services between the Contracting Persons.

The dentists participating in the Dentist Network will have the option of terminating their respective joint-venture agreement subject to our vested interest in the patients delivered during the joint-venture term. Our joint-venture agreement provides that we will continue receiving our proportionate share of patient collections from all patients scheduled through our services until a practice sale occurs.

If a dental practice terminates the joint-venture relationship, Oracare intends to replace such practice with a newly contracted joint-venture practice within a reasonable period after such termination. The Contracting Persons will provide management and marketing system advisement and consultation to us and the Dentist Network during the joint-venture operations.

Practice Marketing Techniques

We intend to utilize the proprietary marketing systems licensed to us by MetroMedia. Our marketing systems were developed through the management of MetroMedia and consultants whom previously worked with Windsor Marketing Solutions, LLC during the development of the Dazzle Dental centers located in and around Phoenix, Arizona. As an example of their prior marketing success, the Dazzle Dental center located in Anthem, Arizona generated a patient base of approximately 9,300 patients within 18 months of grand opening operations. One of the most critical variables in creating and maintaining a successful practice is being able to identify and focus on "productive" behaviors as opposed to "important" behaviors. Our marketing systems are intended to bring in patients with marketing management systems that permit the dentist to focus on the productive sale of dentistry.

The marketing systems which we expect to implement are derived through the experiences of establishing unique dental centers from initial opening operations. All internal marketing and patient recall dialogues have been fine-tuned over years of experience. These systems often focus on call center support to dental practice referrals, prior-patient resurrection, surveys and general public solicitations. However, additional marketing strategies may range from external advertisements, direct mailings and outside sales campaigns to internal referral strategies promoted through practice patients. In addition, each employee receives a detailed manual and extensive training to encourage behaviors that increase the bottom line.

Our management has determined that external marketing is critical to the success of the modern dental center. Approximately 30% of the U.S. population routinely visits dental offices for cleanings and exams. This is the market most dentists are trying to reach. The other 70% visit their dentist when they are in pain and often do not become a recurring patient base for the dental offices. We intend to focus on both markets, but specialize in focusing on the 70% who need more extensive treatments.

Through Oracare, our Dentist Network will be trained on utilizing the advanced practice efficiency and management techniques. Through these practice and operatory management systems, we expect to increase the dentists' effectiveness thereby permitting increased patient care and sales of dental services.

The Contracting Persons' will supervise the initial training of the dental practice staff responsible for marketing and practice efficiency systems and provide representatives to monitor the success of the joint-ventures. In addition, the dental practices will benefit from the centralized reporting, oversight, technology platform and call center capabilities offered through MetroMedia.

Summary of Joint-Venture Agreement

Our pro forma expectations are premised on an assumed joint-venture agreement. We believe that our platform is adequate to contract with dentists as described in this Circular. While Oracare has successfully negotiated and entered into more than 10 joint-venture agreements with terms similar to those summarized below, we have not contracted with any dentists prior to this offering. Of the joint-venture agreements entered by Oracare, there has been inadequate implementation and marketing operations to adequately analyze the financial results from these joint-venture operations.

We expect there may be material variations in the joint-venture agreement with each dentist. However, any variations in terms are not expected to dilute or modify the distribution terms as it relates to Syndication Class profit allocations. As we begin negotiating for dental practices, we will approach dentists with our standard joint-venture agreement which includes the following terms:

Joint-Venture Diligence Period. It is expected that the first 90 days of the joint-venture term will be non-binding in that the joint-venture agreement may be terminated by any party for any reason. During the initial 90 day period, MetroMedia will integrate with the practice's software and begin marketing services. After the initial 90 day period, the joint-venturing dentist and staff will begin to receive the additional training and support services described in this Circular.

2 Year Vested Interest in Patients. The joint-venture agreements provide that dentists have an obligation to pay the Gross Sales participation from each new or reactivated patient, delivered to their practice by Oracare, MetroMedia or us for a period of 2 years from the date of MetroMedia scheduled dental services. For purposes of the agreement, "reactivated patient" means any prior patient of the dental practice, not originally delivered by Oracare, MetroMedia or us, but has not received dental services from the dentist for any continuous 12 month period.

Increased Revenue Profits Participation. We expect to receive 12.5% of the Gross Sales from patients scheduled through marketing, scheduling or other services provided by MetroMedia and Oracare to the dentists in our Dentist Network. The remaining Contracting Persons will receive Gross Sales revenue shares as follows: dentists' receive 65%, Oracare receives 12.5%, and MetroMedia receives 10%.

Contracting Persons

The following companies and persons are expected to provide various services to us that are material to our success. If any Contracting Person fails to meet their responsibilities, our profitability may be affected. See "Risk Factors."

MetroMedia Business Services, Inc. MetroMedia will provide continuing business, marketing and administrative support to our Dentist Network, including patient scheduling, call center management, and Dentist Network billing and software management. Our marketing, scheduling and support staff is expected to be located at MetroMedia's principal business location. Our support staff will receive continuous training and oversight of communications with the Dentist Network from MetroMedia. Through consultants and its management team, MetroMedia has developed the marketing and advertising systems for our marketing operations. The marketing systems with their related intellectual property rights have been licensed to us by MetroMedia.

Oracare Development, Inc. Oracare was organized to assist us and MetroMedia in the development of our Dentist Network, among other dental practices. Oracare is expected to be primarily responsible for identifying, qualifying and developing the Dentist Network. Its continuing services to us will include maintenance of applicable local licenses and permits; dental practice, dentists and office location demographics research and assessment; risk management and utilization review; and other fiscal matters. Oracare will use its best efforts to deliver contracted dental practices to us within 180 days of its receipt of such portion of its aggregate management fee. However, changes in economic, regulatory or similar circumstances may cause material delays in its obligations. This would additionally affect the timing and services provided by the dentist training company and MetroMedia notwithstanding their receipt of management fees. See "Risk Factors."

Dentists. We anticipate the joint-venturing dentists will enter into joint-venture agreements with us through Oracare and MetroMedia as set forth in this Circular. As of this date, we have not identified, contracted or negotiated with any dentists that may join our Dentist Network.

No Contracting Person (other than the dentists) assumes any authority, responsibility, supervision or control over the provision of dental services to patients or for diagnosis, treatment, procedure or other health care services, or the administration of any drugs used in connection with any dental practice.

Summary of the Oracare Services Agreement

We have entered into a Services Agreement with Oracare, pursuant to which Oracare is the administrator of the contractual relationships between us, the Contracting Persons and the Dentist Network. Oracare will receive a management fee of $1,800,000 for its services in identifying and implementing our joint-ventures with up to 80 dental practices. Oracare will utilize its best commercial efforts to identify, contract and allocate our joint-venturing dentists 6 months after our funding of each Syndication Class and distribution of its management fees.

In addition, the Services Agreement provides that Oracare will receive 12.5% of the Gross Sales as compensation for its ongoing services to the joint-ventures. The term of the Services Agreement will be 15 years. However, the agreement may be terminated by Oracare or us in the event of the bankruptcy or default in the performance of the material duties of the non-terminating party.

Prior to contracting with our joint-venture practices, Oracare will identify and perform due diligence research on our prospective dental practices. To ensure that practices are contracted within a reasonable time after another's termination, Oracare intends to provide ongoing Dentist Network administration, including: (i) recruit dentists and dental practices as necessary for Dentist Network, (ii) maintain backlog of qualified dentist candidates, (iii) ongoing administration and support of Dentist Network communications with dentist training company, MetroMedia and us, (iv) maintain accounting reports and records, (v) assist in our access to dental services and other Dentist Network reports, and (vi) act as liaison during dental practices' joint-venture due diligence period.

During the operations of each of our dental practices, Oracare will continually support the dental practices' implementation of our practice management systems which include the following topics: practice procedure evaluation; program organization & implementation; staff training; business & accountability systems; and chair-side patient management. Throughout its integration and training services, Oracare will work with us and the other Contracting Persons to optimize the Dentist Network's dental practices through (i) common software and reports, (ii) automated and standardized reports to us and management, and (iii) analysis reports and tools to management.

Summary of the MetroMedia Business Services Agreement

We have contracted with MetroMedia to provide comprehensive patient marketing and scheduling system support for our Dentist Network. MetroMedia will be paid an upfront fee of $1,800,000 which will be utilized to establish our call center and pay for the first year of employee support and marketing for our Company. Thereafter, MetroMedia will pay for call center support, marketing and our expenses through its revenue share of 10% of Gross Sales from our joint-venture dentists.

MetroMedia intends to institute internal marketing procedures and train our dentists' staff on referral dialogues, survey and sales dialogues, using referral cards, rewards and incentives for patient referrals. It is expected that our Dentist Network will be optimized through (i) utilization of our specialized call-center staff for practice communication, scheduling, appointment confirmations and outbound calling functions, (ii) integration into our referral conversion scheduling, (iii) delayed-treatment calls to patients, (iv) attempts to reduce dental staff required for marketing and scheduling, and (v) coaching of our staff to maximize response through prospective patient sales dialogues.

MetroMedia will be responsible for any HIPAA privacy regulations as it applies to communications and information either provided to or from the dental practices.

Industry Data

Dental care services in the United States are generally delivered through a fragmented system of local providers, primarily sole practitioners, or small groups of dentists or other dental specialists, practicing at a single location with a limited number of professional assistants and business office personnel. Within the total market for dental services in the United States, there are, in addition to general dentistry, a number of specialties including orthodontics (the straightening of teeth and remedy of misalignment of bite problems), periodontics (gum care), endodontics (root canal therapy), oral surgery (tooth extraction) and pedodontics (care of children's teeth). According to the American Dental Association, there were 186,084 professionally active dentists in the United States in 2009, of which 170,694 were active private practitioners.[1] Approximately 21% of these were specialists.[2] According to the Bureau of Labor Statistics, there were 141,900 employed dentists during 2008, including 120,200 general practitioners and 21,700 specialists.[3] These numbers are expected to grow by about 16% by 2018.[4] Nearly 81.7% of the nation's private practitioners work either as sole practitioners or in a practice with one other dentist.[5] However, dental, orthodontic and other specialty centers have followed the trend of the health care industry generally and are increasingly forming larger group centers.

The dental services market has grown exponentially over the last couple of decades. From 1980 to 1995, the dental services market grew an about 8% per year. In comparison, the dental services market grew 13.5% from the year 2005 to 2006 alone.[6] In 2006, nearly 67.6% of adults between the ages of 18 to 64 in the U.S. population visited a dentist, up from about 50% through most of the 1970's.[7] In 2008, dental services accounted for 7.3% of all health care service expenses and approximately 41.2% of the population had some expense on dental services, with the average cost at $671 per person over the year.[8]

The demand for oral health care correlates closely to the health of the national economy. At higher income levels, with increased discretionary dollars, individuals are better able to pay for their own dental services, even in the absence of dental insurance. The American Dental Education Association reports that about half of the U.S. population has some type of private dental insurance. In 2008, $83.95 billion was spent in the United States on dental services[9], an increase of 164.83% since 1980 when the total spending on dental services was $31.7 billion.[10] In 2009, gross billings for solo general practitioners

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[1] 2009 *Distribution of Dentists in the U.S. by Region and State*.
[2] Id.
[3] Bureau of Labor Statistics; "Occupational Outlook Handbook, 2010-2011 Edition-Dentists."
[4] Id.
[5] See American Dental Association; "2010 Survey of Dental Practice- Income From the Private Practice of Dentistry," (hereinafter referred to as "2010 ADA Income Survey")
6. US National Health Statistic Group, the 2005 dental services market equaled $79.1 billion.
[7] American Dental Association (2008), "2007 Public Opinion Survey: Oral Health of the U.S. Population."
8. Kashihara, D. and Carper, K. National Health Care Expenses in the U.S. Civilian Noninstitutionalized Population, 2008.Statistical Brief #301. December 2010. Agency for Healthcare Research and Quality, Rockville, MD.
[9] Id.
[10] American Dental Association (2009), "Key Dental Facts – Cost Comparison of Dental Care to General Health Care."

averaged $633,830 for and $879,660 for solo specialists.[11] Gross billings for all independent practitioners (solo or non-solo owner/partner dentists, i.e. not employee or independent contractor dentists) averaged $968,680 per dentist.[12] Non-owner general practitioners averaged $606,950, and non-owner specialists averaged $848,680 in gross billings during 2009.[13] Solo general practitioners billed an average of $296 per visit in 2009 and solo specialists billed an average of $301 per visit. Collections during 2009 averaged 93.3% of gross billings and practice expenses per independent practitioner averaged $473,460.[14]

Among the factors contributing to increasing interest in dentistry as a career is the average net income of full-time dentists. The net hourly income of dentists now exceeds that of family physicians, general internists, and pediatricians.[15] Reported average incomes depend on length of time in practice, the number of hours spent treating patients, and the use of allied dental personnel. Reported incomes also depend on type of practice. In 2009, the average net income of all independent general practitioners working full-time was $204,710, $188,830 (up from $94,200 in 1990[16]) for solo general practitioners and $241,400 for non-solo general practitioners,[17] exclusive of loans or other capital costs in establishing an office. It was $325,980 for all independent dental specialists, $302,510 for solo specialists and $370,270 for non-solo specialists.[18] Employed dentists earned less net income on average with $144,070 for all employee practitioners, $135,710 for general employee practitioners and $214,270 for employee specialists.[19] For 2009, the average net income of new dentists graduating from U.S. dental schools in the last 10 years who worked full-time was $184,140 for general practitioners and $249,340 for specialists.[20] The foregoing average incomes vary by region of the United States.

We believe that the growth in the dental industry has largely been driven by four factors: (i) an increase in the availability and types of dental insurance; (ii) an increasing demand for dental services from an aging population; (iii) the evolution of technology which makes dental care less traumatic; and (iv) an increased focus on preventive and cosmetic dentistry. Further, considering the effect of advances in preserving and protecting teeth and their supporting structures over the last several decades, we believe it is virtually certain that the total number of teeth to be retained and maintained will only continue to increase in the future.

Competition

The following information relates to major companies competing with us and the Dentist Network for patients. Our competition includes the following dental management companies, in addition to any other solo or group dental practice located within the United States which we operate:

1. *Smile Brands Inc. (formerly Bright Now! Dental, Inc.).* Smile Brands Inc. was founded in 1998 through the merger of three dental practice management companies and grew through the acquisitions of Monarch Dental in February 2003 and Castle Dental in June 2004. In 2010, the

[11] 2010 ADA Income Survey
[12] Id.
[13] Id.
[14] Id.
[15] U.S. Department of Labor, Bureau of Labor Statistics, available from http://www.bls.gov/oes
[16] American Dental Association (2008), "2007 Public Opinion Survey: Oral Health of the U.S. Population."
[16] Kashihara, D. and Carper, K. National Health Care Expenses in the U.S. Civilian Noninstitutionalized Population, 2008.Statistical Brief #301. December 2010. Agency for Healthcare Research and Quality, Rockville, MD.
[16] American Dental Education Association, available from http://www.adea.org
[17] See 2010 ADA Income Survey
[18] Id.
[19] Id.
[20] Id.

company and its subsidiaries provided business support services to approximately 1,100 dentists and hygienists in 310 privately owned dental offices in 17 states nationwide. Smile Brands Inc. has increased its total number of affiliated dental offices by 116 percent in seven years. During 2010, Smile Brands Inc. opened 23 new offices and ended the year with a total of 322 affiliated dental offices nationwide. The company assumes responsibility for business support services such as finance, sales and marketing, information technology, human resources, purchasing, and real estate development, while dentists retain responsibility for all central matters. Smile Brands Inc. was acquired in May 2005 by the private investment firm Freeman Spogli & Co. of Los Angeles, California.

2. *Interdent.* In 2010, the company provided dental practice management and marketing to 120 private dental offices employing more than 450 dentists in eight states in Central and Western U.S.A., many of them operating under the same name.

3. *Western Dental Centers.* In 2010, Western Dental had over 250 dental offices and dental clinics throughout California and Arizona and has an expanded network of 1,700 dentists in 1,400 other independent affiliate providers throughout California. Over the last two years, Western Dental has opened new dental centers in places all over California like Salinas, Banning, Manteca, Rancho Cordova, Palm Springs, Watsonville, Porterville, San Jose, and Martinez.

4. *American Dental Partners.* The company was founded in 1995, and in 2010 it provided dental management services to 26 affiliated dental groups in 21 states. In each affiliation, a policy board comprising an equal number of company representatives and affiliated dental practitioners collectively decides major business initiatives.

5. *Heartland Dental Care, Inc.* In 1997, the company opened its first dental office, and in 2010 it had expanded to more than 300 dental offices in 13 states comprising of 1,750 employees. Heartland Dental Care, Inc. brought its total number of affiliated practices to 305 with the affiliation of seven established practices and the creation of five new dental care facilities during second quarter 2011 and has expanded into 19 states. Heartland provides continuing professional education and leadership training along with a variety of management services including staffing, human relations, purchasing, administration, financial, marketing and information technology support to its organization.

DESCRIPTION OF PROPERTY

We do not intend to have any Company owned facilities. However, MetroMedia has established a call center at their principal location in Scottsdale, Arizona where they will oversee customer service employees to schedule and service patients of the Dentist Network. It is anticipated that we will have a call center location which will be leased, managed and operated by MetroMedia.

MANAGERS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our Manager was recently organized in August, 2011 and also appointed in August, 2011 to manage all business and affairs of our Company. Our Manager shall direct, manage, and control our Company to the best of its ability and shall have full and complete authority, power, and discretion to make any and all decisions and to do any and all things our Manager shall deem to be reasonably required to accomplish the investment objectives of our Company. Our Members will have little or no control over our day-to-day operations, and will be able to vote only on limited matters.

Manager

Kingvale Capital, Inc. is our Manager and it is managed and owned solely by Mr. Louis Petrossi.

Louis Petrossi – President of Kingvale Capital, Inc. Mr. Louis Petrossi, age 70, has over 35 years of experience in various aspects of the financial industry, including service as a certified financial planner, broker-dealer principal, registered investment adviser, money manager, real estate broker, and hedge fund, estate and tax-planning consultant. Mr. Petrossi earned a B.A. and M.B.A. from the University of Hartford and attended classes at the University of Connecticut, School of Law. During his early career, Louis served as the top systems representative for Pitney Bowes for the Western eleven states. Following this, he moved into the medical industry, working for Johnson and Johnson for seven years and was given the honor of Man of the Year two years in a row in the Jelco Division. Over the past 5 years, Mr. Petrossi has operated Chadwick, Inc. doing business as Wealth Research Institute, which assists affluent individuals and families accumulate wealth and preserve capital. Mr. Petrossi currently manages a private financial practice with offices in Nevada and China. He also serves as a popular featured speaker at global investment seminars and on radio and television. He has shared investment advice with over 20,000 accredited investors from 80 countries throughout his career.

Contracting Persons

Although the Contracting Persons and their management are not employees of our Company, they will be performing several significant functions on behalf of the Company. Brief descriptions of the Contracting Persons and their respective senior management are included below.

MetroMedia was organized in June, 2010 for the purpose of developing a dental marketing and support center operations. MetroMedia's management and consultants have developed the marketing systems which we intend to utilize with our joint-venture practices. MetroMedia is not our affiliate nor involved in our management but has been contracted to provide services to the Dentist Network and us. Further information regarding Metromedia's services and responsibilities is described under "Description of Business."

Oracare was organized in June 2010 for the purpose of developing a joint-venture implementation program to effectuate marketing systems, including those developed through MetroMedia. Further information regarding Oracare's services and responsibilities is described under "Description of Business." David White is the President of Oracare and Metromedia. However, Mr. White is currently in the process of identifying a qualified successor to his position with Oracare.

David White – President of MetroMedia and Oracare. Mr. David White, age 34, is the President and sole shareholder of MetroMedia and Oracare. Mr. White began developing the joint-venture business format through his efforts with Precision Management Associates, LLC from December 2005 to January 2007 as a project development manager. Thereafter and until February, 2010, he worked as a project manager with Lancaster Real Estate Development in the acquisition, build-out and opening of the real estate operations of the Dazzle Dental centers. Mr. White holds a Bachelor Degree from BYU in psychology and has worked with our company since the inception of the dental business plan.

Gilbert Morlok – Business Consultant. Mr. Gilbert Morlock, age 54, has provided ongoing consultation to Mr. White during the development of the Oracare and MetroMedia business operations and marketing systems. He has a comprehensive dentistry background and has proved invaluable to the

Contracting Persons and will be providing business consulting and advice to all joint-venture participants and Contracting Persons. Mr. Morlock has extensive operational experience running dental offices and managing multiple dental offices simultaneously. Mr. Morlock has more than 33 years of experience in the dental industry beginning as a dental assistant in the US Air Force in 1977, retiring with honors in 1997. Since 1997, he has worked with a number of multi-office dental groups in Phoenix, Arizona assisting in all aspects of the business of dentistry. From 1997 to 1999, Mr. Morlock worked as a manager with Valley Endodontics and then as a shareholder. This company started out as one office and has developed into eight practices. After Valley Endodontics and until 2001, Mr. Morlock assisted as chief financial officer and human resources director of Elegant Smile Dentistry in new practice development and operations. From 2001 until 2008, Mr. Morlock was recruited to Smile Dentistry as chief of operations providing growth planning systems, platforms and back-end operations to the business of its dentistry. From 2008 to the present, Mr. Morlock has worked with Precision Management Associates, LLC in the development of the Dazzle Dental centers located in Phoenix, AZ. He continues to have minimal responsibilities with Precision Management Associates in operations management and looks forward to proceeding with the joint-venture platform.

Employees

We do not currently have employees, but expect to hire employees following this offering. Our Manager and its officers will provide management services to us and will receive compensation for services rendered. We will engage consultants to provide accounting, tax return preparation, and related services from time to time, as required, and we will bear the related costs. Contracting Persons have or will be engaged as our independent contractors.

Legal Proceedings

We are not a party to any legal proceedings and no legal proceedings have been threatened by us or, to the best of our knowledge, against our Manager, the Contracting Persons or their senior management.

RENUMERANTION OF MANAGER AND CONTRACTING PERSONS

In consideration for its pre-organizational and ongoing services to us, our Manager has been issued 50 Class A Units, representing an approximate 1% interest in our Company, if all offered Units are sold. Our Manager will receive distributions from its Class A Units and will be entitled to vote its Units on Company matters. Our Manager retains the right to transfer its Class A Units to any person, subject to restrictions set forth in the Company Agreement and Securities Act.

Our Manager will have the sole discretion and authority to reserve and spend up to $75,000 of the aggregate capital contributions from Unit holders of each Syndication Class for marketing, sales, overhead, and administrative expenses relating to the respective Syndication Classes, as well as for future management salaries or other compensation, as determined in our Manager's sole discretion. Additionally, we will reimburse our Manager for reasonable and necessary expenses paid or incurred by our Manager in connection with our operations, including any legal, financial and tax reporting, accounting costs.

As of the date of this offering, Louis Petrossi, as President of our Manager, has not received any salary compensation for his services. However, our Manager reserves the right to pay a salary of up to $10,000 per month to Mr. Petrossi if there are adequate resources through its operations. In addition, Mr. Petrossi is the sole shareholder of our Manager and, therefore, has a beneficial interest in the distributions received by Class A Unit holders as described in this Circular.

It is expected that the management of the Contracting Persons will receive reasonable salaries for their services to their respective employer. A portion of such salaries is expected to be derived through management fees paid by us to the Contracting Persons. However we do not have any control over the salaries payable to these management personnel.

Contracting Person Fees

The Contracting Persons will receive substantial fees from our capital proceeds during the initial development of our joint-ventures and, thereafter, a percentage of our revenues during our operations. The initial management fees will be paid in installments in advance of contracting with all our joint-ventures. The Contracting Persons have agreed to use their best efforts to contract with a joint-venture practice within 180 days of payment of each $1/80^{th}$ of the aggregate initial management fees. See "Use of Proceeds."

For purposes of our agreements, "Gross Sales" includes all patient revenues received by the Dentist Network from our patients scheduled through the services of MetroMedia, but excludes sales tax and coupon credits.

- Oracare will be paid a one-time management fee of $1,800,000 for its services in identifying and implementing our joint-ventures with up to 80 dental practices. In addition, Oracare will receive 12.5% of Gross Sales from our joint-venturing dentists.

- MetroMedia will be paid an upfront fee of $1,800,000 which will be utilized to establish our call center and pay for the first year of employee support for our Company. Thereafter, MetroMedia will pay for call center support, marketing and our employees through a marketing fee of 10% of Gross Sales.

We will have the option to audit our dental practice accounts with Oracare and MetroMedia once per year. However, we will be solely responsible for the cost of such audits unless there is a discrepancy of 5% or more from the reported accounts.

SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN SECURITY HOLDERS

To date, only Class A Units have been issued by our Company. No further Class A Units will be issued. The following table lists the security ownership of our Manager and significant security holders in us:

Title of Class	Name and address of Owner	Amount owned before offering	Percent of Class
Class A Units	Kingvale Capital, Inc. 7509 Whimbleton Way Reno, NV 89511	50	100%

Mr. Louis Petrossi, the President of our Manager, is the sole shareholder of our Manager, and, therefore, has a beneficial interest in the above Class A Units.

INTEREST OF MANAGEMENT AND OTHERS IN CERTAIN TRANSACTIONS

Conflicts of Interest

The proposed method of our operations creates certain inherent conflicts of interest among us and our Members, Manager, Contracting Persons and their respective affiliates. Our Manager and the Contracting Persons and their senior management may act, and are acting, as the management of other entities which may compete with us for their time, efforts, business, services and dental practices. Our management has existing responsibilities and, in the future, may have additional responsibilities to provide management and services to a number of other businesses in the same or different industry or market as ours. Investors should carefully consider these important conflicts of interest and those described with the risk factors before investing in us. Additional conflicts of interest may be, but are not limited to the following:

Our management may be involved in similar investments or businesses. Our Manager and the Contracting Persons may act as a manager, service agent or be a Member in other business entities engaged in making similar investments to those contemplated to be made by us. Our Manager and Contracting Persons may act in the same capacity for other investors, companies, partnerships, or entities that may compete with us. To the extent its time is required on these business and management activities, our Manager may not be available to be involved in the day to day monitoring of our operations.

The President of our Manager additionally manages two companies (Evergreen Dental Income, LLC and Redwood Income, LLC) which pursue a business plan similar to ours. However, as of this date, neither business is fully funded and will cease any additional funding as of the first sale of our Units. The order of joint-venturing practice allocations is expected to be distributed as they are funded, so we may be contracted with practices subsequent to those of these competing companies.

The Contracting Persons are expected to develop, manage or may come to own interests in joint-ventures that may compete with our dental practices. To the extent their time or assets are required on other business and ownership management activities they will not be involved in the day to day monitoring of our operations. Further, there is a risk that the Contracting Persons pursue joint-venture relationships on behalf of other contracting parties which may delay the development of our joint-ventures.

Our Manager and the Contracting Persons will receive compensation from our capitalization and out of operations. Management fees and other payments to our Manager and the Contracting Persons for services rendered to us have not been and will not be determined by arm's length negotiations. Additionally, the existence of our Manager's compensation from its interest in Gross Sales may create an incentive for our Manager to make more risky business decisions than it would otherwise make in the absence of such carried interest.

Our Manager and the Contracting Persons have not had the benefit of separate counsel. Attorneys, accountants and other professionals representing us also serve as counsel or agent to the Manager and the Contracting Persons and it is anticipated that such multiple representation may continue in the future. As a result, conflicts may arise and if those conflicts cannot be resolved or the consent of the respective parties cannot be obtained to the continuation of the multiple representations after full disclosure of any such conflict, such counsel will withdraw from representing one or more of the conflicting interests with respect to the specific matter involved.

We have no process to resolve our conflicts of interest. Our Manager has not developed, and does not expect to develop, any formal process for resolving conflicts of interest. While the foregoing conflicts could materially and adversely affect our Company and the investment, the Manager, in his sole judgment and discretion, will attempt to mitigate such potential adversity by the exercise of business judgment in an attempt to fulfill its fiduciary obligations. There can be no assurance that such an attempt will prevent adverse consequences resulting from the numerous conflicts of interest.

Prior Performance

Evergreen Dental Income, LLC has currently been allocated 25% of Gross Revenues from 4 separate dental practices but its marketing operations have recently began as of July 2011. As such, there is insufficient financial information to compare with our anticipated operations.

Redwood Income, LLC has not yet entered into any joint-venture agreements, however, its initial joint-venture agreements and relating operations are anticipated to begin in or before September 2011. Redwood Income, LLC has not fully funded its operations, but intends to fund approximately 12 joint-venture agreements pursuant to terms similar to those described in this Circular. Upon our initial sale of Units, Redwood Income, LLC will cease its capitalization efforts.

Because no such performance tables have been prepared for this offering, it is possible that if such tables had been prepared, a prospective investor in the Units would decline to invest. Prospective investors who are uncomfortable investing without such information as would be contained in these tables should not invest in the Units.

History of the Company

Our Company is newly formed specifically to pursue our proposed business and has no prior experience raising and investing funds. Our Manager has no experience in managing any dental practice joint-venture. See "Description of Business." However the senior management of the Contracting Persons have substantial experience in the dental industry as described in each person's biography. See "Managers, Executive Officers and Key Employees."

The president of our Manager, Louis Pertrossi, is additionally a manager of a company (Evergreen Dental Income, LLC) which has committed to fund $500,000 to pursue a business plan similar to ours. However, as of this date, the business is not fully funded and no joint-venture practices have begun active management. The order of joint-venturing practice allocations is expected to be distributed as they are funded, so we may be contracted with practices subsequent to those of this competing company. Currently the order of practice allocations is indeterminable.

SECURITIES BEING OFFERED

Subject to the terms and conditions set forth in this Circular and in the Subscription Documents, we are offering a maximum of 5,000 Units in our Company. Units will be offered at $1,000 per Unit, for a total of $5,000,000 if all offered Units are sold. Investors who purchase Units become "Members" of our Company. The rights and obligations of our Members are governed by our Company Agreement, which each investor will be required to execute as a condition to purchasing Units and joining our Company. The following summary covers certain significant provisions of our Company Agreement not otherwise discussed in this Circular and is qualified in its entirety by the provisions of our Company Agreement. Each potential investor should carefully study our Company Agreement in its entirety before purchasing our Units.

Units offered through this Circular are divided into 10 classes, Class B through Class K which will each consist of 500 Units. No class of Units will be sold until all Units in the preceding Syndication

Classes have been subscribed and issued by our Company. Investors will be accepted into the Syndication Classes according to the order in which we receive Subscription Documents.

Overview

We have been formed as a Delaware limited liability company by filing the Certificate of Formation with the Delaware Secretary of State.

A limited liability company is an entity created pursuant to state law that provides its members some of the benefits of corporations and partnerships. Members of a limited liability company enjoy the benefit of limited liability like stockholders of a corporation, but the limited liability company is treated as a partnership for federal income tax purposes, unless elected otherwise. Accordingly, members of a limited liability company receive a "pass through" of tax items, but are not exposed to liability for the debts and liabilities of the limited liability company.

The limited liability company also has certain advantages over corporations that elect to be treated as S corporations for federal income tax purposes. Although S corporations are "pass through" entities, they are subject to significant restrictions that often make the use of S corporations impractical. In contrast to S corporations, limited liability companies are not restricted on the number or the type or character of members that may participate in the limited liability company. Thus, any number of individuals, nonresident aliens, corporations, partnerships, and pension plans may own an interest in a limited liability company.

The limited liability company also has certain advantages over a limited partnership. The primary advantage of a limited liability company over a limited partnership is that a limited liability company provides limited liability to all of its members, whereas in a partnership each general member has exposure to liabilities of the partnership. No member of a limited liability company has personal liability for the debts of the limited liability company in the absence of guarantees or other special arrangements. Further, limited liability company members can participate in management of the limited liability company without significantly risking their limited liability status, which is not the case with limited members of limited partnerships.

Summary of our Company Agreement

Our Members. Our Members, other than our Manager, are not permitted to take part in the management or control of the business or operation of our Company. Assuming that we are operated in accordance with the terms of our Company Agreement, our Members generally will not be liable for the obligations of our Company in excess of their respective total investment and share of undistributed profits. However, a Member may be liable for any distributions made to the Member if, after such distribution, the remaining assets of our Company are not sufficient to pay our then outstanding liabilities. Our Company Agreement provides that the Members shall not be personally liable for our expenses, liabilities or obligations.

Our Manager. Our initial managing Member will be Kingvale Capital, Inc., which is managed and owned by Mr. Louis Petrossi. Our Manager has full, exclusive, and complete discretion in the management and control of our affairs and is responsible for our day-to-day operations and will act as the "tax matters partner." Our Manager is a Member of our Company through his ownership of 50 Class A Units and may vote on all matters in which Members are entitled to vote. Our Manager may be removed by a vote of 75% or more of the Units.

Units. There are a total of 5,000 authorized and unissued Units in our Company. Units will be divided into 11 classes. There are a total of 50 issuable Class A Units, which have been issued to our Manager. Each other class will contain 500 Units and will be funded in sequential order according to Member contributions. No class of Units will be sold until the preceding Syndication Classes have been fully funded. Thus, Class B will consist of the first 500 investor purchased Units before Class C Units are sold, and followed by Classes D through K. Each offered class of Units will fund its own joint-ventures and each class will receive independent distributions and allocations. Otherwise, the rights of each class in our Company are in parity with each other class.

Our Manager may, in its sole discretion, authorize, offer and issue additional classes of Units in our Company, but only if current Member returns on investment are at least 20% per annum; otherwise, a vote of 75% of the Units entitled to vote shall be required. Any such offer or issuance of additional Units by our Manager must comply with the Securities Act, the "blue sky" laws of the states in which the securities will be offered and any additional applicable securities laws, as well as the provisions of the Company Agreement. For our purposes, "returns on investments" means the Gross Sales allocated to each Member for distribution divided by such Member's unreturned capital contributions.

Timing of Distributions. Prior to our liquidation, proceeds from our Gross Sales will be distributed on a quarterly basis. We expect to begin allocating and distributing profits after 6 months from fully funding their respective Syndication Class.

Distributions. The allocation of joint-venture Gross Sales from each Syndication Class will be distributed as follows:

(i) First, all available distributable cash will be utilized to distribute 6.25% of the aggregate Gross Sales from joint-ventures allocated to each Syndication Class pro rata apportioned to the Members in proportion to their ownership interest in such Syndication Class. Thus, we will distribute 6.25% of Gross Sales attributable to joint-ventures allocated to the Class B Syndication Class pro rata to Class B Unit holders, and so forth.

(ii) Thereafter, all remaining distributable cash will be distributed to Class A Unit holders.

Allocations. Each Member will have a capital account that will be credited with such Member's capital contributions and the amount of income and gain allocated to the Member and will be debited with the amount of losses allocated to the Member and the amount of distributions to the Member. During our Company term and upon liquidation of us, items of income, expenses, gain, loss and deduction will be allocated in such manner as our Manager determines to be generally consistent with the foregoing distribution procedures.

No losses may be allocated to one of our Members if that allocation would cause the capital account balance of such Member to be reduced below zero while the capital account balance of any other Member is positive and further provides that our income (including gain) will first be allocated to the Members to the extent necessary to eliminate any negative capital account balances in the capital accounts of the Members.

Voting Rights of Our Members. Unless otherwise specified in our Company Agreement or required by law, any action requiring the approval of the Members may be approved by the written vote or written consent of 75% of the Units in our Company. Additionally, a consent or vote of 75% of each respective Syndication Class shall be required to sell or convey any interest in their allocated joint-venture interests. The approval of the Members is required for:

- The removal of our Manager.
- The appointment of an additional Manager

- Amendment of the Company Agreement other than (i) to add to the duties or obligations of our Manager, (ii) to cure any ambiguity or correct or supplement any inconsistency, (iii) to correct any printing, stenographic or clerical errors or omissions in order that the Company Agreement shall accurately reflect the agreement among the partners; and (iv) to reflect information regarding the admission of any additional or substitute Member; provided in each case that our Manager reasonably determines that such amendment will not subject any Member to any material adverse economic consequences.

- The dissolution of our Company.

- Such other matters as are required by our Company Agreement or Delaware law.

Indemnification. Our Company Agreement limits or eliminates the personal liability of our Manager for damages for breaches of his fiduciary duty, except (a) when the act of omission constitutes gross negligence, willful misconduct, or a breach of our Company Agreement for any breach of a manager's duty of loyalty to us; (b) for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law; or (c) for any transaction from which a Manager derived an improper personal benefit.

Records. In accordance with applicable law, we will keep at our designated office the following records: (a) a current list in alphabetical order of the full name and last-known business, residence, or mailing address of each Member and each Manager; (b) a copy of the stamped Certificate of Formation and all Certificates of Amendment, together with a copy of all signed powers-of-attorney pursuant to which any record has been executed; (c) a copy of our Company Agreement plus all amendments thereto; and (d) other records required to be maintained. These records shall be subject to inspection and copying at the reasonable request and at the expense of any Member during ordinary business hours.

Each Member has the right at all reasonable times and upon reasonable notice during usual business hours to audit or examine our books of accounts and other records. Such right may be exercised through any designated agent or employee of such Member. Each Member shall bear all expenses incurred in any examination made for such Member's account.

Financial Reports. Our Manager intends to furnish Members with ongoing financial information about the performance of us within 30 days of the end of each quarter and at the end of the fiscal year. Further, we will use commercially reasonable efforts to furnish to each Member all information necessary for Members to prepare necessary federal and state income tax returns within 90 days of the end of the calendar year. All reports will be produced at the expense of the Company.

Transfer. Units, or any interest thereof, may not be assigned, pledged, mortgaged, hypothecated, given, sold, resold or otherwise disposed of or encumbered unless the Units are registered under the Securities Act of 1933 and appropriate state securities laws, or unless, among other conditions set forth in this Agreement, an exemption from registration is available. Further, no transfers may be approved, assignee rights granted and/or additional Members admitted until the transfer: (a) is approved by our Manager which approval may be granted or withheld in its sole discretion and subject to such conditions as it may impose; (b) is evidenced by a written agreement, in form and substance satisfactory to our Manager, that is executed by the transferor, the transferee(s) and our Manager; (c) will not result in violation of the registration requirements of the Securities Act; (d) will not require our Company to register as an investment company under the Investment Company Act of 1940, as amended; and (e) will not result in the Company being classified for United States federal income tax purposes as an association taxable as a corporation. Any transfer or attempted transfer by any Member in violation of the preceding sentence shall be null and void and of no effect whatever. Transfers of any portion of the Member's interest in us shall be exempt from the above restrictions if transferred to the Company, any other existing Member, any entity that is directly controlled and wholly owned by the transferring Member and a family trust or other similar entity which, in the sole discretion of our Member(s), is controlled by such transferring Member. The transferring Member must pay all costs and expenses, including attorney fees and reasonable compensation to the Member(s) related to such transfer.

If an assignee of a Unit is not admitted as a Member because of the failure to satisfy the requirements of our Company, such assignee shall nevertheless be entitled to receive such distributions from us as the transferring Member would have been entitled to receive under the Company Agreement with respect to such Units had the transferring Member retained such Units. Assignees shall have no other rights of Members including voting and access to our records and information.

Term and Dissolution. We will be dissolved and wound-up upon the earlier to occur of: (i) our dissolution by judicial decree; (ii) our merger or consolidation with another limited liability company or other entity when we are not the surviving entity; (iii) the sale of all or substantially all of our assets; or (iv) the written consent to dissolve of Members holding at least 75% of our outstanding Units.

On our dissolution and liquidation, after the payment of related expenses and reserves and the allocation of all gains and losses, distributions will be made first to our non-Member creditors, then to any Member creditors and then to each Member in accordance with our distributions set forth above, until all cash balances are zero.

Power-of-Attorney. Under the terms of our Company Agreement, each Member appoints our Manager as its attorney-in-fact, in its name, place and stead to execute:

(a) all agreements, certificates and other instruments which the Manager deems necessary or appropriate to admit the undersigned as a Member of the Company including counterparts of the Company Agreement, and effectuate his, her or its subscription as a purchaser of Units in the Company;

(b) all agreements, certificates and other instruments which the Manager deems necessary or appropriate to effectuate and continue the valid and subsisting existence of the Company;

(c) all agreements, certificates and other instruments which the Manager deems necessary or appropriate to reflect a change, amendment or modification of the Company Agreement that is approved in accordance with the terms thereof, including if the Member did not vote in favor of such change, amendment or modification, or approval by the Member of such change, amendment or modification is not required in accordance with the terms of the Company Agreement;

(d) all agreements, certificates and other instruments which the Manager deems necessary or appropriate to reflect a transfer of any Units in the Company or the admission of a Member in accordance with the terms of the Company Agreement; and

(e) any further action which such attorney in fact shall consider necessary or advisable in connection with any of the foregoing; provided that in no event may such attorneys utilize this power of attorney to (i) cast any vote or consent on any matter with respect to which the Member is entitled to vote under the terms of the Company Agreement or by law, or (ii) increase in any way the liability of the Member beyond the liability expressly set forth in the Company Agreement.

FEDERAL TAX ASPECTS

Introduction

The following discussion summarizes certain, although not all, federal income tax considerations relating to an investment in our Company. This summary provides only a general discussion and does not represent a complete analysis of all such consequences; nor does it address consequences peculiar to persons subject to special provisions of federal income tax law, such as financial institutions, insurance companies, real estate investment trusts, regulated investment companies and broker-dealers. It is based on the Internal Revenue Code of 1986, as amended (the "Code"), the Treasury regulations promulgated thereunder (the "Regulations") and judicial and administrative interpretations thereof, all as of the date of this Circular. No assurance can be given that future legislation, Regulations, administrative pronouncements and/or court decisions will not significantly change applicable law and materially affect the following discussion, possibly with retroactive effect. Moreover, the effects of any foreign, state, local or of federal tax law other than income tax law, are not addressed in the following discussion.

This summary does not in any way either bind the IRS or the courts or constitute an assurance that the income tax consequences discussed herein will be accepted by the IRS, any other federal, state or local agency or the courts.

THIS SUMMARY IS INCLUDED FOR GENERAL INFORMATION PURPOSES ONLY. NOTHING HEREIN IS OR SHOULD BE CONSTRUED AS LEGAL OR TAX ADVICE TO ANY POTENTIAL INVESTOR. ACCORDINGLY, EACH PERSON CONSIDERING AN INVESTMENT IN THE FUND SHOULD CONSULT ITS OWN TAX ADVISER TO UNDERSTAND FULLY THE POSSIBLE FEDERAL INCOME AND OTHER TAX CONSEQUENCES TO IT OF SUCH AN INVESTMENT.

Partnership Taxation

Classification of our Company. Our Company is organized as a limited liability company under the Delaware Code and intends to operate so that it will be classified as a partnership for federal income tax purposes. As a partnership, our Company will not be subject to federal income tax. Instead, each Member will be required for each year to take into account separately its allocable share of our Company's items of income, gains, losses and deductions, whether or not such Member receives a distribution from our Company.

Publicly Traded Partnership Status. Under the Code, a "publicly traded partnership" ("PTP") generally is treated as a corporation for federal income tax purposes. If our Company were to become a PTP, it would be taxed as a corporation, and the treatment of our Company and Members would differ materially from that described in this summary. A partnership or a limited liability company is treated as a publicly traded partnership if the interests therein (1) are traded on an established securities market (as defined under the applicable Regulations ("PTP Regulations")) or (2) are readily tradable on a secondary market or the substantial equivalent thereof ("readily tradable"). Our Manager has discretion to permit or to refuse to permit transfers of Units. Our Manager has represented that our Company will not engage or participate in a pattern of redeeming Units or any other action in which would create a market for the transfer of Units, nor will the Manager recognize transfers of Units on any such a market if one ever developed. For these reasons, our Company should not be considered a PTP.

General Principles of Partnership Taxation. A partnership is not subject to federal income tax; however, a partnership must file a federal information return annually in which it reports its items of income, gain, loss and deduction for each taxable year, as discussed later in this summary. Each member in a partnership includes its allocable share of the partnership's items in determining its taxable income. Thus, each Member will be required to report on such Member's federal income tax return its allocable share of Company income, gain, loss or deduction for each year. The character of an item of income or loss (e.g., as capital or ordinary) usually will be the same for the Member as for our Company. Each Member will be liable for individual taxes on the Member's allocable share of Company income regardless of whether our Company has made any distributions to the Members of our Company. Our Company Agreement provides for the manner in which income or loss is to be allocated among our Members. There is no assurance that applicable Regulations could not be interpreted by the IRS in a manner materially adverse to the Members. Our Manager is authorized, without the consent of the Members, to amend the manner in which income and losses are allocated for income tax purposes if necessary to comply with applicable Code provisions. If the allocations provided by our Company Agreement are not respected by the IRS or otherwise require amendment for federal income tax purposes, the amount of taxable income allocated to any Member for federal income tax purposes may be increased retroactively, without any corresponding increase in current distributions to pay the additional tax liability.

Anti-Abuse Rules. The Regulations set forth broad "anti-abuse" rules applicable to partnerships. These rules authorize the Commissioner of the IRS to recast transactions involving the use of partnerships either to reflect the underlying economic arrangement or to prevent the use of a partnership to circumvent the intended purpose of any provision of the Code. Our Manager is not aware of any facts or circumstances that could cause the Commissioner of the IRS to exercise the authority granted under these rules. If any of the transactions entered into by our Company were to be re-characterized under these rules, or our Company were to be recast as a taxable entity under these rules, this could have a material adverse effect on the Members.

Income in Excess of Cash Distributions. It is possible that the tax liability associated with a Member's share of the net income of our Company may exceed, perhaps substantially, the amount, if any, of cash distributed to the Member with respect to its interest in our Company. If this occurs, the Member will have to use funds from other sources to satisfy the Member's tax liability. For example, if our Company sold investments at a gain but elected to retain the proceeds in our Company for the purpose of making further investments, the Members would nevertheless be subject to tax on their respective shares of the taxable income recognized by our Company in connection with such sale and would be required to fund the associated tax liability from sources other than our Company.

Adjusted Basis. Each Member's adjusted basis in an interest in our Company will be equal to the Member's cash capital contributions increased by (i) the amount of the Member's share of our Company's income, and (ii) the Member's share of recourse indebtedness and nonrecourse indebtedness to which our Company property is subject, if any. A Member's share of nonrecourse liabilities will be the sum of (i) the Member's share of Company minimum gain; (ii) the amount of any taxable minimum gain that would be allocated to the Member under Section 704(c) of the Code; and (iii) the Member's share of the excess nonrecourse liabilities. Our Company Agreement specifies that the excess nonrecourse liabilities will be allocated in proportion to the Units in our Company. A Member's basis in an interest in our Company will be reduced, but not below zero, by (i) the amount of the Member's share of losses and expenditures that are neither properly deductible nor properly chargeable to the Member's capital account, and (ii) the amount of cash distributions received by the Member from our Company. For purposes of calculating a Member's adjusted basis in his or her interest in our Company, any reduction in the amount of Company recourse and nonrecourse indebtedness will be treated as a cash distribution to the Member in accordance with his or her allocable share of such indebtedness and accordingly will reduce the basis in the Member's interest.

The Regulations employ an economic risk of loss analysis to determine whether a Company liability is a recourse or nonrecourse liability and to determine the Members' shares of any liability of our Company. Under the Regulations, a Company liability is a recourse liability to the extent any Member or related person bears the economic risk of loss for that liability. A Member's share of any recourse liability of our Company equals the portion, if any, of the economic risk of loss for such liability that is borne by the Member. A Member bears the economic risk of loss for a Company liability to the extent the Member (or a related person) would bear the economic burden of discharging the obligation represented by that liability if our Company were unable to do so (reduced by any right of reimbursement). In the case of a limited partnership such as our Company, a Member generally will not bear the economic risk of loss for any Company liability because the Member has no obligation to contribute additional capital to our Company other than its capital contribution, which will be called in two installments, or otherwise satisfy the liability. If no Member bears the economic risk of loss for a Company liability, the liability is a nonrecourse liability of our Company. An exception to this rule applies when a Member (or related person) makes a nonrecourse loan to our Company. In such a case, the lending Member or related person is considered to bear the economic risk of loss for such liability.

To the extent that a Member's share of Company losses exceeds the adjusted basis of such Member's interest in our Company at the end of our Company year in which such loss occurs, such excess loss cannot be used in that year by the Member for any purpose, but is allowed as a deduction at the end of the first succeeding Company taxable year, and subsequent Company taxable years, to the extent that the adjusted basis of such Member's interest in our Company at the end of any such year exceeds zero (before reduction by such excess loss from a prior year).

At Risk Rules. A Member that is an individual or closely held corporation may not deduct his or her distributive share of losses, if any, to the extent such losses exceed the amount the Member has "at risk." A Member's initial amount at risk will equal the sum of (i) the amount of money invested by the Member in our Company, (ii) the basis of any property contributed by the Member to our Company, and (iii) the amount of borrowed funds used in Company activities to the extent that the Member is personally liable for such indebtedness. A Member can include in the amount at risk his or her share of qualified nonrecourse financing to the extent that our Company holds real property. A Member's amount at risk will be reduced by the amount of any cash distributed to the Member and the amount of loss allocated to the Member, and will be increased by the amount of income allocated to the Member. Losses not allowed under the "at risk" provisions may be carried forward to subsequent taxable years and used when the amount at risk increases.

Limitations on Losses and Credits from Passive Activities. Losses from passive trade or business activities generally may not be used to offset "portfolio income," i.e., interest, dividends and royalties, or salary or other active business income. Deductions from passive activities may generally be used to offset income from passive activities. Interest deductions attributable to passive activities are treated as passive activity deductions, and not as investment interest. Thus, such interest deductions are subject to limitation under the passive activity loss rule and not under the investment interest limitation. Credits from passive activities generally are limited to the tax attributable to the income from passive activities. Passive activities include (1) trade or business activities in which the taxpayer does not materially participate, and (2) rental activities. A Member's share of our Company's income and loss (other than portfolio income) will generally constitute income and loss from passive activities and will be subject to such limitation. Losses (or credits that exceed the regular tax allocable to passive activities) from passive activities that exceed passive activity income are disallowed and can be carried forward and treated as deductions and credits from passive activities in subsequent taxable years. Disallowed losses from an activity, except for certain dispositions to related parties, are allowed in full when the taxpayer disposes of his or her entire interest in the activity in a taxable transaction. Investors should consult with their own tax advisers to determine if this rule applies to them.

Cash Distributions. Our Company Agreement provides for various forms of cash distributions resulting from operations of our Company. Cash distributions (including for federal income tax purposes, a Member's share of any reduction in recourse or nonrecourse indebtedness) made to a Member, other than those made in exchange for or in redemption of all or a part of his or her interest, generally will not affect the calculation of a Member's distributive share of income or loss from our Company. Such distributions are generally first applied against and reduce the Member's adjusted basis in his or her interest. To the extent that such distributions are so applied against and reduce the adjusted basis of the Member's interest, they will not give rise to a realization of income, gain or loss by the Member. Cash distributions in excess of a Member's adjusted basis in his or her interest will result in the recognition of gain to the extent of such excess. Ordinarily, any such recognized gain will be treated as gain from the sale or exchange of an interest in our Company.

Sale or Other Disposition of Company Assets. The gain reported by our Company upon the sale of any of our assets will be measured by the excess of the amount realized from the sale over our Company's tax basis in the asset. Upon the sale of any asset subject to liabilities, the amount of any such outstanding loans (regardless of whether the purchaser assumes the loans or purchases "subject to" the loan) at the time the asset is disposed of would be included in the amount realized for purposes of computing gain. Consequently, an investor's share of gain from any sale may exceed its share of the actual cash proceeds realized upon the sale or other disposition of the asset. Similarly, in the event of a foreclosure of a mortgage or deed of trust encumbering the asset, our Company will realize gain in an amount at least equal to the excess of the outstanding loans to which the asset is subject over our Company's tax basis for the asset. Gain realized by our Company from the sale or other disposition of any of our Company's assets will be allocated to the investors in the manner prescribed in our Company Agreement unless the allocations of gain under the Company Agreement do not have substantial economic effect.

Transfers of Units in our Company. For federal income tax purposes, items of income, gain, loss, deduction or credit of our Company may be allocated to a Member only if they are received, paid or incurred by our Company during that portion of the year in which the Member is treated as a Member of our Company for tax purposes. If any Member's interest in our Company changes at any time during our Company's taxable year, each Member's share of each item of Company income, gain, loss, deduction and credit is to be determined by our Manager using any method prescribed by Regulations that takes into account the varying interests of the Members in our Company during the taxable year.

Gain or Loss on Disposition of Units in our Company. Any gain or loss realized by a Member on the sale or exchange of his or her interest in our Company will generally be treated as capital gain or loss, provided that the Member is not deemed a "dealer" in the interests. However, any portion of the gain that is attributable to unrealized receivables (which includes, for these purposes, depreciation recapture attributable to certain types of property) or inventory items will generally be treated as ordinary income. If the Member's holding period for the interests sold or exchanged is more than one year, the portion of any gain realized that is capital gain will be treated as long-term capital gain. A transferor Member must notify our Company of a sale or exchange of his or her interests involving unrealized receivables or inventory. Once our Company is so notified, it must report the transferor and the transferee on the sale or exchange to the IRS. Penalties will apply to the failure by the transferor Member to report to our Company, and the failure by our Company to report the transferor and the transferee to the IRS. In determining the amount realized upon the sale or exchange of interests, a Member must include, among other things, his or her share of Company indebtedness. Therefore, it is possible that the gain realized on a Member's sale of interests may exceed the cash proceeds of the sale. In some cases, the income taxes payable with respect to the gain realized on the sale may also exceed such cash proceeds. In such an instance, a Member will have to use funds from other sources to satisfy its tax liability.

Payments to our Manager and its Affiliates. Our Manager and its Affiliates will receive various fees described elsewhere in this Circular. Our Manager will treat offering and organization as non-amortizable syndication costs, and these costs will be capitalized. Costs incurred in organizing our Company, such as preparation of our Company Agreement, generally may be deducted ratably over 180 months. Costs incurred in the syndication of interests in our Company, such as costs of preparing this Circular, generally cannot be either deducted or amortized under the Code. There are additional limits on the deductibility of payments between related parties. No deduction is allowed for a payment by an accrual basis taxpayer to a related cash basis recipient until such time as the recipient includes the payment in income. The definition of related party for purposes of this provision includes a partnership and any Member in the partnership. Our Company may be on the accrual method of accounting. Therefore, if our Company is on the accrual method and accrues liabilities to related parties that are on the cash basis, no deduction will be allowed until payment to the related party is actually made.

Dissolution and Liquidation of our Company. A dissolution of our Company pursuant to state law before expiration of its term should not by itself create tax consequences for the Members unless the dissolution is followed by a liquidation of our Company. Such a dissolution and liquidation might create adverse tax and economic consequences for our Company. For example, if our Company were required to liquidate a property during a limited period of time as a result of dissolution, our Company might sustain substantial economic losses relative to the original cost of the property. Nevertheless, our Company might realize substantial taxable gain on such disposition as a result of the use of borrowing in connection with the acquisition of our Company property. Distributions in complete liquidation of our Company that consist solely of cash generally will cause recognition of gain or loss to the extent, if any, that the Member's adjusted basis of its interest in our Company is less than or greater than the amount of cash received. See "Cash Distributions" above.

Tax Elections. Our Company may make certain elections for federal income tax reporting purposes that could result in various items of Company income, gain, loss, deduction and credit being treated differently for tax purposes than for accounting purposes. The Code provides for optional adjustments to the basis of Company property for purposes of measuring both depreciation and gain upon distributions of Company property (Code Section 734) and transfers of Units (Code Section 743) if a Company election has been made pursuant to Code Section 754. The general effect of such an election is that transferees of interests are treated, for purposes of computing depreciation and gain, as though they had acquired a direct interest in our Company assets, and our Company is treated for such purposes, upon certain distributions to partners, as though it had newly acquired an interest in our Company assets and therefore acquired a new cost basis for such assets. Any such election, once made, is irrevocable without the consent of the IRS. As a result of the complexities and added expense of the tax accounting required to implement such an election, our Manager does not presently intend to make such an election, although our Manager is empowered to do so by our Company Agreement. Therefore, any benefits that might be available to the Members by reason of such an adjustment to basis will not be available. In addition, a Member may have greater difficulty selling his or her interest since the buyer will obtain no current tax benefits from the investment to the extent that such investment exceeds his or her allocable share of our Company's basis in its assets and may be required to recognize taxable income to the extent of such excess, even though the buyer does not realize any economic profit. Potential investors should also be aware that under certain circumstances adverse adjustments prescribed by Sections 743 and 734 of the Code are required to be made even in the absence of an election under Section 754 of the Code.

Foreign Persons. The foregoing summary is limited to certain U.S. federal income tax considerations for U.S. persons. Prospective foreign investors should consult their own tax advisers prior to making a decision to invest in our Company.

State and Local Taxation. In addition to the federal income tax consequences described herein, investors should consider the state tax consequences of an investment in our Company. A Member's distributive share of our Company's taxable income or loss generally will be included in determining his or her reportable income for state and local tax purposes. Potential investors should consult with their own tax advisors to determine the state and local income tax implications of purchasing interests in our Company. This Circular does not summarize the state and local tax consequences to you in those states in which our Company may own properties or carry on activities. An investment in our Company may impose an obligation on a Member to file annual tax returns in a number of different states or localities, as well as the obligation to pay taxes to a number of different states or localities. You should consider the additional costs incurred in having to prepare various state and local tax returns, as well as the additional state and local tax that may be payable, when deciding whether to invest. You are urged to consult your own tax adviser on all matters relating to state and local taxation, including but not limited to, whether: (i) the state in which you reside will impose a tax on your share of the taxable income of our Company, (ii) an income tax or other return must also be filed in those states where our Company will own Real Estate Investments or carry on activities, and (iii) you will be subject to state income tax withholding in states where our Company will own Real Estate Investments or carry on activities.

INVESTMENT BY RETIREMENT TRUSTS AND OTHER BENEFIT PLAN INVESTORS

The following is a summary of certain aspects of the laws and regulations applicable to retirement plan investments as in existence on the date hereof, all of which are subject to change. This summary is general in nature and does not address every issue under the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), and the relevant provisions of the Code that may be applicable to our Company or a particular investor. The following is based on the law and practice in force at the date of this Circular, is subject to any subsequent changes therein and is merely a summary that should not be construed as legal advice.

Benefit Plan Investors. Our Company may accept contributions from IRAs, pension or profit-sharing plans, governmental plans, entities that invest the assets of such accounts or plans and other Benefit Plan Investors. Pursuant to ERISA Section 3(42), enacted in August 2006, "Benefit Plan Investors" generally includes only plans subject to ERISA and IRAs. Regulations set forth under ERISA and the Code impose certain restrictions on: (a) employee benefit plans (as defined in Section 3(3) of ERISA), (b) plans described in Section 4975(e)(1) of the Code, including individual retirement accounts and Keogh plans ((a) and (b), collectively, are herein referred to as "Plans"), (c) any entity whose underlying assets include Plan assets by reason of a Plans investment in such entity and (d) persons who have certain specified relationships to such Plans ("Parties-in-Interest" under ERISA and "Disqualified Persons" under the Code). Each Plan fiduciary or any other person responsible for investment of the assets of a Plan should determine whether an investment in Units is appropriate for the Plan, taking into account the overall investment policy of the Plan and the composition of the Plan's investment portfolio. Title I of ERISA also requires that fiduciaries of a Plan subject to ERISA make investments that are prudent, diversified (except if prudent not to do so) and in accordance with governing Plan documents.

Potential Benefit Plan Investors should consider the limited liquidity of the Units as it relates to applicable minimum distribution requirements of the Code. For example, if Units are held in a Plan at the time mandatory distributions are required to begin to a Plan participant, a cash distribution may be difficult or impossible. An in-kind distribution must be included in the participant's taxable income for the year in which received at the then-current fair market value, although the participant may not receive any cash with which to pay the associated tax.

Prohibited Transactions. "Parties-in-Interest" or "Disqualified Persons" are prohibited from engaging in certain transactions with respect to Plans or their assets ("Prohibited Transactions"). A violation of these Prohibited Transaction rules may result in a breach of fiduciary duty under ERISA and the imposition of an excise tax or other penalties and liabilities under ERISA and/or the Code for such persons. A Prohibited Transaction could occur upon the acquisition or holding of Units by a Plan if our Company, our Manager or any of our respective Affiliates were a Party-in-Interest or a Disqualified Person with respect to such Plan. Both ERISA and the Code provide for certain statutory and administrative exemptions from the Prohibited Transaction rules which could apply in this case. However, the availability of any exemption is subject to a number of important conditions which each Plan fiduciary must consider in determining whether such exemption applies.

Accordingly, our Company may require certification or other evidence from any prospective Benefit Plan Investor that neither our Company, our Manager nor any of our respective Affiliates is a Party-in-Interest or a Disqualified Person with respect to such plan or that the Plan can make the investment pursuant to a relevant exemption.

Plan Asset Regulations. Units purchased by a Plan would be considered assets of the Plan. Fiduciaries of a Plan should also consider, however, whether a Plan investing in Units is deemed to also own an undivided interest in the underlying assets of our Company. Certain transactions involving our Company might be deemed to constitute Prohibited Transactions with respect to a Plan if Units acquired by a Plan and the underlying assets of our Company were deemed to be "Plan Assets" of such Plan. In that case, our Company and those persons providing services to our Company could be deemed to be "fiduciaries" under ERISA with respect to such Plan and could be required to comply with the ERISA fiduciary rules. Further, certain transactions involving these persons, and other transactions involving a Plan which acquires Units, could be deemed to be Prohibited Transactions.

The U.S. Department of Labor has promulgated regulations ("DOL Regulations"), 29 C.F.R. Section 2510.3-101, that define what constitutes "Plan Assets" in a situation in which a Plan invests in another entity. Under the DOL Regulations, if a Plan invests in an "equity interest" of an entity that is neither a "publicly offered security" (defined by reference to U.S. securities laws) nor a security issued by an company registered under the Investment Company Act of 1940 (as amended), its assets include both the equity interest and an undivided interest in each of the underlying assets of the entity, unless it is established that (i) the entity is an "operating company," or (ii) equity participation in the entity by Plans is not "significant." For these purposes, an "equity interest" is any interest in an entity other than an instrument that is treated as indebtedness under applicable local law and has no substantial equity features; each interest is an "equity interest".

The Units will not qualify as publicly offered securities and will not be issued by a company registered under the Investment Company Act of 1950, as amended. Nonetheless, if one of the exceptions described below is satisfied, our Company's assets will not be Plan Assets.

Our Company's assets may be excluded from Plan Assets under the DOL Regulations if the Company is considered an "operating company." If our Company does not qualify as an "operating company" under the DOL Regulations, a Plan investment in our Company will be treated as an investment in an equity interest in our Company, and not as an investment in an undivided interest in each of the underlying assets, only if equity participation in our Company by Plans is not "significant." Under the DOL Regulations, equity participation in our Company by Plans would be "significant" on any date if, immediately after the most recent acquisition of any equity interest in our Company, 25% or more of the total value of the Units is held by Plans. In determining whether the 25% limit is exceeded, the ownership of any person with discretionary authority or control with respect to our Company assets or any person who provides investment advice for a fee (direct or indirect) with respect to our Company assets, or any Affiliate of such person, is disregarded.

Accordingly, we will prohibit over 24.99% of the Units in our Company from being owned by Benefit Plan Investors. Our Manager has the power and authority under our Company Agreement to refuse to accept any Plan as a Member if it, in its sole discretion, determines that by permitting such investment the 25% limit described above may be exceeded. In addition, if our Manager determines that investment by Plans at any time exceeds or may exceed the 25% limitation, our Manager may require that Units beneficially owned by such investors be redeemed, transferred or resold in accordance with our Company's rules. Any purchaser or other transferee of Units will be required to certify whether it is a Benefit Plan Investor and the purchase by or transfer of Units to any Plan will be subject to the consent of our Manager.

Notwithstanding these precautions, it is possible that future sales or redemptions of Units may result in Benefit Plan Investors owning 25% or more of the total value of the Units. In that event, the exemption from the DOL Regulations afforded to entities in which Plan participation is not "significant" would not be available, and only the "operating company" exclusion might apply. An "operating company" is an entity that is primarily engaged, directly or through a majority owned subsidiary or subsidiaries, in the production or sale of a product or service other than the investment of capital. The term "operating company" includes an entity that is a "venture capital operating company" and a "real estate operating company" as defined in the DOL Regulations. Although Plans are generally tax-exempt, they may be subject to tax on unrelated business taxable income, as described above. Any Benefit Plan Investors that are IRAs should be aware that investment in the Units will generate unrelated business taxable income, and should consider this tax burden before investing in the Units.

In our Company's subscription agreement, each Benefit Plan Investor will be required to represent that its fiduciary has independently made the decision to invest in our Company and in making its investment decision to invest in our Company has not relied on any advice from our Manager, or any promoter associated with our Company or Manager or any Affiliate of either. Accordingly, fiduciaries of plans or IRAs should consult their own investment advisers regarding the prudence of the investment and their own legal counsel regarding the consequences under ERISA and the Code of an investment in our Company.

PRIOR TO MAKING AN INVESTMENT IN THE INTERESTS, PROSPECTIVE BENEFIT PLAN INVESTORS SHOULD CONSULT WITH THEIR LEGAL ADVISERS CONCERNING THE IMPACT OF ERISA AND THE CODE AND THE POTENTIAL CONSEQUENCES OF SUCH INVESTMENT IN LIGHT OF THEIR SPECIFIC CIRCUMSTANCES. EACH PLAN FIDUCIARY MUST DETERMINE THAT THE ACQUISITION AND HOLDING OF UNITS IS CONSISTENT WITH ITS FIDUCIARY DUTIES UNDER ERISA AND DOES NOT RESULT IN THE OCCURRENCE OF A NON-EXEMPT PROHIBITED TRANSACTION.

DEFINED TERMS

In addition to those capitalized and otherwise defined terms contained herein, the following terms shall have the definitions ascribed hereunder.

"Circular" shall mean this offering Circular and all of its Exhibits, each of which are incorporated herein by reference.

"Company" shall refer to Sequoia Royalty, LLC, a Delaware limited liability company.

"Company Agreement" shall mean the written Amended and Restated Company Agreement for Sequoia Royalty, LLC, as amended from time to time.

"Contracting Persons" collectively refers to Oracare Development, Inc., a Delaware corporation; MetroMedia Business Services, Inc., a Delaware corporation; and our joint-venturing dentists.

"Dentist Network" means the joint-venturing dental practices which we receive participation in their Gross Sales for marketing, scheduling and other business services provided by us. We are funding our Company for the development of a Dentist Network of 80 dental joint-ventures, assuming a fully funded offering.

"ERISA" means the Employee Retirement Income Security Act of 1974, as amended from time to time.

"Exhibits" refers to the exhibits and additional information specifically incorporated to our Circular, as amended and included from time to time.

"Gross Sales" means all patient revenues from patients scheduled through the services of us, MetorMedia and Oracare that our Dentist Network receives, but it excludes sales tax and coupon credits.

"IRS" means the United States Internal Revenue Service.

"Manager" shall mean the managing Member of our Company or any other person or persons, or entity (as hereinafter defined) that become a Manager pursuant to our Company Agreement. Kingvale Capital, Inc. is our initial Manager, which is managed and solely owned by Mr. Louis Petrossi.

"Member" shall mean each of the parties who subscribe and purchase Units of the Company as set forth in this Circular. The term "Member" as used herein shall include a Manager to the extent it has purchased or received such interest in the Company.

"MetroMedia" refers to MetroMedia Business Services Incorporated, a Delaware corporation.

"Oracare" refers to Oracare Development, Inc., a Delaware corporation.

"Regulations" references to the Internal Revenue Code or to its provisions are to the Internal Revenue Code of 1986, as amended from time to time, and the corresponding United States Treasury regulations, if any. If a particular provision of the Internal Revenue Code is renumbered, or the Internal Revenue Code is superseded by a subsequent federal tax law, any reference is deemed to be made to the renumbered provision or to the corresponding provision of the subsequent law, unless to do so would clearly be contrary to my intent as expressed in this Agreement.

"Securities Act" means the Securities Act of 1933, as amended from time to time.

"SEC" means the United States Securities and Exchange Commission.

"Subscription Documents" means the documents which accompany this Circular for the qualification and acceptance of the prospective Member's information, include the Prospective Investor Questionnaire, ACH Authorization Form, Custodial Account Authorization Form, IRS Form W-9, Member Counterpart Signature Page and Limited Power or Attorney, and Subscription Agreement.

"Syndication Class" refers to each class of Units sequentially sold through this offering as the preceeding class of Units has been fully subscribed.

"Unit" shall refer to the 5,000 membership units of the Company, divided into Class B through Class K, for sale to qualified investors pursuant to this offering and our Manager's 50 Class A Units, where applicable.

ADDITIONAL INFORMATION

Requests for further information should be directed to us. This Circular includes the following Exhibits which are accompanied, attached or contained on a CD-Rom or other electronic format or by paper copy and provided in conjunction with this Circular.

Part F/S

- **Appendix A** contains the Company's Audited Financial Statements as of August 10, 2011
- **Appendix B** contains our Manager's Un-Audited Financial Statements as of August 10, 2011
- **Appendix C** contains the Company's Pro Forma Estimations

Part 3 Exhibits

- **Exhibit 1** contains the Company's Certificate of Formation, dated August 2, 2011
- **Exhibit 2** contains the Company's Appointment of Agent for Service of Process
- **Exhibit 3** contains a Legal Opinion from the Company's Counsel
- **Exhibit 4** contains the Company Agreement, dated August 11, 2011
- **Exhibit 5** contains the Subscription Documents
- **Exhibit 6** contains the Specimen Joint Venture Agreement
- **Exhibit 7** contains the Services Agreement between our Company and MetroMedia
- **Exhibit 8** contains the Management Services Agreement between our Company and Oracare

This Circular contains brief summaries of the Exhibits, but prospective investors are urged to review the entire agreements attached. The summaries are qualified in their entirety by reference to the more specific provisions of the full Exhibits. We will provide any additional documents or information (to the extent we possess such information or can obtain it without unreasonable effort or expense) to prospective investors on request.

No person is authorized to give any information or to make any representation in connection with this offering other than those contained in this Circular and the Exhibits. Information or representations not contained herein or in such Exhibits or other information must not be relied on as having been authorized by us. This Circular does not constitute an offer to sell or the solicitation of an offer to buy in any state in which such offer, solicitation, or any sale may not be lawfully made. The statements in this Circular are made as of the date hereof unless another time is specified.

SIGNATURES

The issuer has duly caused this offering statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Reno, State of Nevada, on August 11, 2011.

(Issuer) Kingvale Capital, Inc., a Delaware corporation,
as managing member of Sequoia Royalty, LLC

By (Signature and Title): Louis Petrossi __________, as President of Kingvale Capital, Inc.

Louis Petrossi

SEQUOIA ROYALTY, LLC
AUGUST 11, 2011

Part F/S

Sequoia Royalty, LLC
August 11, 2011

APPENDIX A

COMPANY'S AUDITED FINANCIAL STATEMENTS
AS OF AUGUST 11, 2011

YJE & Company, Inc.
Certified Public Accounting & Consulting

Sequoia Royalty, LLC.

Financial Statements and Report of Independent Certified Public Accountant

8/11/2011

TABLE OF CONTENTS

	Page
REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS	3
FINANCIAL STATEMENTS	
Statement of Financial Position, August 5, 2011	4
Statement of Income August 1 to August 5, 2011	5
Statement of Cash Flows, August 1 to August 5, 2011	6
Statement of Changes in Owner's Equity, August 1 to August 5, 2011	7
Notes to Financial Statements	8-9

1820 Warm Springs Rd. Suite 100, Las Vegas NV, 89119 • T (818) 575.6979 • F (818) 322.3092
WWW.YJECPA.COM

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

To the Members of
Sequoia Royalty, LLC.
Reno, Nevada

We have audited the accompanying statement of financial position of Sequoia Royalty, LLC (the "Company") as of August 5, 2011 and the related statements of income, accumulated earnings, and cash flows for the period August 1, 2011 to August 5, 2011. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Sequoia Royalty, LLC as of August 5, 2011, and the results of its activities and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

YJE & Company Inc.

Las Vegas, Nevada
August 11th, 2011

1820 Warm Springs Rd. Suite 100, Las Vegas NV, 89119 • T (818) 575.6979 • F (818) 322.3092
WWW.YJECPA.COM

Sequoia Royalty, LLC
STATEMENT OF FINANCIAL POSITION
As of August 5, 2011

	8.5.2011	Note
Assets		
Cash in the bank	100.00	
Total Assets	**$ 100.00**	
Liabilities and Capital		
Liabilities	0.00	
Short Term Note	100.00	3
Total Liabilities	**$ 100.00**	
Members Capital	0.00	
Total Capital Stock	**$ 0.00**	
Total Liabilities and Capital	**$ 100.00**	

See accountant's accompanying notes to the financial statements

1820 Warm Springs Rd. Suite 100, Las Vegas NV, 89119 • T (818) 575.6979 • F (818) 322.3092
WWW.YJECPA.COM

Sequoia Royalty, LLC
STATEMENT OF INCOME
For the Five Days ending 8.5.2011

Income	
Total Income	**$ 0**
Expenses	
Total Expenses	**$ 0**
Net Income(Loss)	**$ 0**

See accountant's accompanying notes to the financial statements

1820 Warm Springs Rd. Suite 100, Las Vegas NV, 89119 • T (818) 575.6979 • F (818) 322.3092
WWW.YJECPA.COM

Sequoia Royalty, LLC
STATEMENT OF CASH FLOWS
For the Five Days Ending 8.5.2011

Cash Flows from Operating Activities	
Net Income	0
Total Cash provided from Operations	**$ 0**
Cash flows from Investment Activities	**$ 0**
Cash flows from Financing Activities	
Loan from Registered Agent	100.00
Total Cash provided from Financing Activities	**$ 100.00**
Net change in cash position	**$100.00**
Cash at Inception	$ 0.00
Cash on hand at 8.5.2011	**$100.00**

See accountant's accompanying notes to the financial statements

1820 Warm Springs Rd. Suite 100, Las Vegas NV, 89119 • T (818) 575.6979 • F (818) 322.3092
WWW.YJECPA.COM

Sequoia Royalty, LLC
STATEMENT OF CHANGES IN OWNER'S EQUITY
For the Five Days Ending 8.5.2011

Equity Balance on 8.1.2011	$0.00
Net Income	0.00
Members Capital contributions to 8.5.2011	0.00
Net Change in Equity	$0.00
Equity balance on 8.5.2011	**$0.00**

See accountant's accompanying notes to the financial statements

Sequoia Royalty, LLC
NOTES TO FINANCIAL STATEMENTS
August 5, 2011

1. ***ORGANIZATION***

Sequoia Royalty, LLC (the ***"Company"***) was organized under the laws of the state of Delaware on August 1, 2011, and is a development stage company. The primary purpose of the company is to invest in real properties.

The Company is authorized to issue 5050 units of membership.

As of the date of the audit, 50 units of membership were issued to Kingvale Capital Inc., (a Delaware Corporation, which is the Company's manager) in exchange for Management Services.

The Company intends to raise $5 million in equity to finance its operations and in exchange will grant investors the 5,000 unissued units. These membership units are classified into 10 different classes (class "B" through class "K"). The reader is referred to the Company's Operating Agreement which was executed by the Company's manager on August 11th 2011 for important information pertaining to the rights and obligations of the different classes of membership units.

2. ***SIGNIFICANT ACCOUNTING POLICIES: ACCRUAL BASIS OF ACCOUNTING***

The accompanying financial statements of the Company have been prepared on the accrual basis of accounting and conform to generally accepted accounting principles.

3. ***SHORT TERM NOTE AS OF 8.5.2011***

The Company received a $100 loan from its registered agent for the purpose of establishing a bank account. The note has no maturity date and it carries no interest.

4. ***TAX***

The Company is federally taxed as a partnership.

5. ***ACCOUNTING ESTIMATES***

1820 Warm Springs Rd. Suite 100, Las Vegas NV, 89119 • T (818) 575.6979 • F (818) 322.3092
WWW.YJECPA.COM

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses, as well as the disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

6. ***EVENTS SUBSEQUENT TO THE BALANACE SHEET DATE***
There were no significant events between the financial statement date and the date of this report.

7. ***NO INTERNAL CONTROLS***
Due to the size of the company, and the limited extent of the daily operations, there are no internal controls implemented at this time.

YJE & Company Inc.

Certified Public Accounting and Consulting.

Las Vegas, Nevada

1820 Warm Springs Rd. Suite 100, Las Vegas NV, 89119 • T (818) 575.6979 • F (818) 322.3092
WWW.YJECPA.COM

Part F/S

Sequoia Royalty, LLC
August 11, 2011

APPENDIX B

MANAGER'S UN-AUDITED FINANCIAL STATEMENTS
AS OF AUGUST 11, 2011

YJE & Company, Inc.
Certified Public Accounting & Consulting

Kingvale Capital Inc.

Financial Statements and Report of Independent Certified Public Accountant

8/11/2011

TABLE OF CONTENTS

	Page
REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS	3
FINANCIAL STATEMENTS	
Statement of Financial Position, August 5, 2011	4
Statement of Income August 1 to August 5, 2011	5
Statement of Cash Flows, August 1 to August 5, 2011	6
Statement of Changes in Owner's Equity, August 1 to August 5, 2011	7
Notes to Financial Statements	8-9

1820 Warm Springs Rd. Suite 100, Las Vegas NV, 89119 • T (818) 575.6979 • F (818) 322.3092
WWW.YJECPA.COM

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

To the Members of
Kingvale Capital Inc..
Reno, Nevada

We have compiled the accompanying balance sheet of Kingvale Capital Inc. as of August 5th, 2011, and the related statements of income and expenses, changes in Owner's Equity and Cash Flows for the period then ended, in accordance with *Statements on Standards for Accounting and Review Services* issued by the American Institute of Certified Public Accountants.

A compilation is limited to presenting in the form of financial statements information that is the representation of management. We have not audited or reviewed the accompanying financial statements, and accordingly, do not express an opinion or any other form of assurance on them.

YJE & Company Inc.

Las Vegas, Nevada
August 11th, 2011

1820 Warm Springs Rd. Suite 100, Las Vegas NV, 89119 • T (818) 575.6979 • F (818) 322.3092
WWW.YJECPA.COM

Kingvale Capital Inc.
STATEMENT OF FINANCIAL POSITION
As of August 5, 2011

	8.5.2011	Note
Assets		
Cash in the bank	100.00	
Total Assets	**$ 100.00**	
Liabilities and Capital		
Liabilities	0.00	
Short Term Note	100.00	3
Total Liabilities	**$ 100.00**	
Members Capital	0.00	
Total Capital Stock	**$ 0.00**	
Total Liabilities and Capital	**$ 100.00**	

See accountant's accompanying notes to the financial statements

1820 Warm Springs Rd. Suite 100, Las Vegas NV, 89119 • T (818) 575.6979 • F (818) 322.3092
WWW.YJECPA.COM

Kingvale Capital Inc.
STATEMENT OF INCOME
For the Five Days ending 8.5.2011

Income	
Total Income	**$ 0**
Expenses	
Total Expenses	**$ 0**
Net Income(Loss)	**$ 0**

See accountant's accompanying notes to the financial statements

1820 Warm Springs Rd. Suite 100, Las Vegas NV, 89119 • T (818) 575.6979 • F (818) 322.3092
WWW.YJECPA.COM

Kingvale Capital Inc.
STATEMENT OF CASH FLOWS
For the Five Days Ending 8.5.2011

Cash Flows from Operating Activities	
Net Income	0
Total Cash provided from Operations	**$ 0**
Cash flows from Investment Activities	**$ 0**
Cash flows from Financing Activities	
Loan from Registered Agent	100.00
Total Cash provided from Financing Activities	**$ 100.00**
Net change in cash position	**$100.00**
Cash at Inception	$ 0.00
Cash on hand at 8.5.2011	**$100.00**

See accountant's accompanying notes to the financial statements

1820 Warm Springs Rd. Suite 100, Las Vegas NV, 89119 ◆ T (818) 575.6979 ◆ F (818) 322.3092
WWW.YJECPA.COM

Kingvale Capital Inc.
STATEMENT OF CHANGES IN OWNER'S EQUITY
For the Five Days Ending 8.5.2011

Equity Balance on 8.1.2011	$0.00
Net Income	0.00
Members Capital contributions to 8.5.2011	0.00
Net Change in Equity	$0.00
Equity balance on 8.5.2011	**$0.00**

See accountant's accompanying notes to the financial statements

1820 Warm Springs Rd. Suite 100, Las Vegas NV, 89119 • T (818) 575.6979 • F (818) 322.3092
WWW.YJECPA.COM

Kingvale Capital Inc.
NOTES TO FINANCIAL STATEMENTS
August 5, 2011

1. ***ORGANIZATION***

Kingvale Capital Inc. (the ***"Company"***) was organized under the laws of the state of Delaware on August 1, 2011, and is a development stage company. The primary purpose of the company is to invest in real properties.

The Company is authorized to issue 1000 shares of common stock.

As of the date of the balance sheet, 100% of the common stock authorized by the Company were issued to Mr. Louis Petrossi and were outstanding

The reader is referred to the Company's by-laws which were executed by the Company's CEO and sole shareholder on August 3rd 2011 for important information pertaining to the all matters related to Company's business, management and rights and obligations of shareholders.

The Company owns 40 units of membership (out of 4,000 units authorized) in Sequoia Royalty LLC, ("Sequoia"), a Delaware Limited Liability Company, and serves as its manager. In its capacity as a manger of Sequoia, the Company has certain rights and obligations that are specified in Sequoia's Operating Agreement. The said Operating Agreement was executed by the Company on August 3rd, and the reader is referred to that document for additional details with respect to these rights and obligations.

As of the balance sheet date, the value of the Company's holdings in Sequoia is $0, since the Sequoia has no equity, and no assets to speak of.

2. ***SIGNIFICANT ACCOUNTING POLICIES: ACCRUAL BASIS OF ACCOUNTING***

The accompanying financial statements of the Company have been prepared on the accrual basis of accounting and conform to generally accepted accounting principles.

3. ***SHORT TERM NOTE AS OF 8.5.2011***
   The Company received a $100 loan from its registered agent for the purpose of establishing a bank account. The note has no maturity date and it carries no interest.

4. ***TAX***
   The Company is federally taxed as a C corporation.

5. ***ACCOUNTING ESTIMATES***
   The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses, as well as the disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

6. ***EVENTS SUBSEQUENT TO THE BALANACE SHEET DATE***
   There were no significant events between the financial statement date and the date of this report.

7. ***NO INTERNAL CONTROLS***
   Due to the size of the company, and the limited extent of the daily operations, there are no internal controls implemented at this time.

YJE & Company Inc.

Certified Public Accounting and Consulting.

Las Vegas, Nevada

Part F/S

Sequoia Royalty, LLC
August 11, 2011

APPENDIX C

COMPANY'S PRO FORMA ESTIMATIONS

Assumptions

Business		New Patient assumptions	
		Average annual new patient revenue	$1,000
Dentists	8	Annual Inflation Adjustment	3%
Total Investment	$500,000	Total Annual New patients	4,000
Business Acquisitions	$500,000	New Patients per month	333.33
Investor Royalty	6.25%	New Patients per Dentist per Month	41.67
		New Patients per Dentist per Day	2.00

Analytical Business Income Model $500,000

owth Practices New Patients		Year 1	Year 2	Year 3	Year 4	Year 5	Year 6	Year 7	Yea
nual ave revenue per patient		**$ 1,000**	**$ 1,030**	**$ 1,061**	**$ 1,093**	**$ 1,126**	**$ 1,159**	**$ 1,194**	**$**
ew Patients per Year		*4,000*	*4,000*	*4,000*	*4,000*	*4,000*	*4,000*	*4,000*	
Total Dental Practice Revenue		**4,000,000**	**4,120,000**	**4,243,600**	**4,370,908**	**4,502,035**	**4,637,096**	**4,776,209**	**4,91**
locations of Dental Practice Revenue									
artner Dentists	49%	1,960,000	2,018,800	2,079,364	2,141,745	2,205,997	2,272,177	2,340,343	2,41
b Fees & Supplies	16%	640,000	659,200	678,976	699,345	720,326	741,935	764,193	78
siness Gross Revenue	35%	1,400,000	1,442,000	1,485,260	1,529,818	1,575,712	1,622,984	1,671,673	1,72
Totals	**100%**	**4,000,000**	**4,120,000**	**4,243,600**	**4,370,908**	**4,502,035**	**4,637,096**	**4,776,209**	**4,91**
siness Gross Revenue	**35%**	**1,400,000**	**1,442,000**	**1,485,260**	**1,529,818**	**1,575,712**	**1,622,984**	**1,671,673**	**1,72**
isiness Expenses									
troMedia (Marketing)	10.0%	400,000	412,000	424,360	437,091	450,204	463,710	477,621	49
acare (Dentist Support)	12.5%	500,000	515,000	530,450	546,364	562,754	579,637	597,026	61
Management	6.25%	250,000	257,500	265,225	273,182	281,377	289,819	298,513	30
Totals	**28.75%**	**1,150,000**	**1,184,500**	**1,220,035**	**1,256,636**	**1,294,335**	**1,333,165**	**1,373,160**	**1,41**
vestor Royalty Distributions	**6.25%**	**250,000**	**257,500**	**265,225**	**273,182**	**281,377**	**289,819**	**298,513**	**30**
icipated Sale Value									
tal Investor Distributions		**250,000**	**257,500**	**265,225**	**273,182**	**281,377**	**289,819**	**298,513**	**30**
K Investor Distributions		**$25,000**	**$25,750**	**$26,523**	**$27,318**	**$28,138**	**$28,982**	**$29,851**	**$3**
urn on Investment		**50.00%**	**51.50%**	**53.05%**	**54.64%**	**56.28%**	**57.96%**	**59.70%**	**61**

Sequoia Royalty, LLC

Analytical Business Income Model

Assumptions and Explanations

Business Summary: The Investment Analytical Model ("Pro Forma") is based on the following business model and assumptions. Our Company is being capitalized to fund up to 80 marketing joint-ventures through the division of offered membership units into 10 distinct classes (each a "Syndication Class"). These marketing joint-ventures will be assigned to a Syndication Class based upon its order of funding. The following key assumptions apply to the analytical model.

This Pro Forma analysis begins after allocation of our joint-venture practices anticipated after 6 months from fully funding each Syndication Class.

Capitalization: This model and the projected returns are based on the sale of 500 units, comprising a single Syndication Class, for a total capitalization of $500,000.

Number of partner dentists: Up to 8 dental practices, in addition to replacement dental practices for any early terminations, will be sought during the first year. Operations allocation are anticipated to begin approximately 6 months after the close of the Syndication Class.

Revenue assumptions: The goal is to add $500,000 in annual revenue to each partner dentist.

Revenue timeline: Our goal is to achieve a total of $4,000,000 in gross revenue per year for each association of 8 dentists. For purposes of our Pro Forma, we assume that each Syndication Class will have 8 dentists operating at projected capacity by the time of their allocation to the respective Syndication Class approximately 6 months after such Syndication Class is fully funded.

Inflation assumption: We have assumed the dentist will raise his fees 3% per year.

Revenue sources and amounts per patient: In order to simplify the Pro Forma, an assumption was made that each new or re-activated patient would average $1,000 in the first year of collections. This is a simplistic concept considering many patients will continue to visit the dentist and generate revenue for the first 2 years. It is anticipated that our joint-venture agreements will include gross revenues sharing for 2 years with active patients that we refer or inactive patients that we re-activate for the practice.

New patient assumptions: We have estimated that each dentist will take 500 new or re-activated patients per year to achieve our revenue projections of $500,000 per dentist. This equates to 2 new patients per day, 5 days each week, for 50 weeks out of the year. However, this is only a means to a goal. More importantly, we want to provide enough patients for the dentist to achieve $500,000 in additional revenue. This may include more or less patients than assumed for this Pro Forma.

Allocations of Dental Growth Practice Revenue: Each dollar that is collected by the dentist from the growth of the practice will be divided as follows:

- Dentist: 65%
- Oracare Development, Inc.: 12.5%
- MetroMedia Business Services, Inc.: 10%
- Company: 12.5%
    - Class A (Manager): 6.25%
    - Syndication Class allocated to respective joint-venture: 6.25%

Investor Distributions: Each Syndication Class will be distributed its entire 6.25% allocation interest. Management, marketing overhead and administration business expenses will initially be paid through Company capital and then through Class A allocations.

Exit Strategy: We have assumed that each Syndication Class will have the option, with the member's vote, to sell their joint-venture revenues for $1,000,000, which equates to approximately 3 times the annual Pro Forma distributions after 10 years of operations. It is anticipated that Kingvale Capital, Inc., MetroMedia, or Oracare will agree to purchase the joint-venture interests based on the presumed terms. However, the specific purchaser has not been identified or option terms agreed as of this date.

Part III Table of Contents

Sequoia Royalty, LLC

August 11, 2011

Exhibit 1 1

Company's Certificate of Formation, dated August 2, 2011 2

Exhibit 2 3

Company's Appointment of Agent for Service of Process 4

Exhibit 3 5

Legal Opinion from the Company's Counsel 6

Exhibit 4 8

Company Agreement, dated August 11, 2011 9

Exhibit 5 44

Subscription Documents 45

Exhibit 6 57

Specimen Joint Venture Agreement 58

Exhibit 7 61

Services Agreement between our Company and MetroMedia 62

Exhibit 8 69

Management Services Agreement between our Company and Oracare 70

Part III

Sequoia Royalty, LLC

August 11, 2011

EXHIBIT 1

COMPANY'S CERTIFICATE OF FORMATION

DATED AUGUST 2, 2011

State of Delaware
Secretary of State
Division of Corporations
Delivered 01:31 PM 08/01/2011
FILED 01:31 PM 08/01/2011
SRV 110878605 - 5018726 FILE

STATE of DELAWARE
LIMITED LIABILITY COMPANY
CERTIFICATE of FORMATION

First: The name of the limited liability company is Sequoia Royalty, LLC

Second: The address of its registered office in the State of Delaware is 16192 Coastal Highway in the City of Lewes. Zip code 19958. The name of its Registered agent at such address is Harvard Business Services, Inc.

Third: (Use this paragraph only if the company is to have a specific effective date of dissolution: "The latest date on which the limited liability company is to dissolve is ________.")

Fourth: (Insert any other matters the members determine to include herein.)

In Witness Whereof, the undersigned have executed this Certificate of Formation this 1st day of August, 2011.

By: [signature]
Authorized Person (s)

Name: Nathaniel Dodson

Part III

Sequoia Royalty, LLC
August 11, 2011

EXHIBIT 2

COMPANY'S APPOINTMENT OF AGENT FOR SERVICE OF PROCESS



HARVARD BUSINESS SERVICES, INC.

16192 COASTAL HIGHWAY
LEWES, DELAWARE 19958-3608
Phone: (302) 645-7400 or (800) 345-2677/ Fax: (302) 645-1280
www.delawareinc.com

August 3, 2011

Mr. Nathaniel Dodson, Esq.
Dodson Legal Group
9315 W. Sunset Rd., Suite 101
Las Vegas, NV 89148

Dear Mr. Dodson, Esq.:

Thank you for choosing Harvard Business Services, Inc. and AAA - Self Filer's Incorporation Services, Corp. as your Delaware Registered Agent. We hope you enjoy terrific success with your new company and look forward to being of service to you. You are now our valued client and we want to increase your success in any way we can.

Please remember these things in the future:

1. If you change your address, please use our Change of Contact/Address form which can be found on our website at https://www.delawareinc.com/forms/change_of_address.pdf.

2. Delaware LLC/LP tax is due **June 1st** each year, excluding the year of formation. If the LLC/LP tax is not received by June 1st, a $200 late penalty plus 1.5% interest monthly will be imposed by the State of Delaware and your company will cease to be in good standing.

3. Your annual registered fee of $50 is due on the anniversary date of your corporation. If the registered agent fee is not received by the due date, a $25 late penalty will be imposed. Failure to pay the registered agent fee within 3 months of the due date may lead to the loss of your registered agent, which could cause your company to become forfeit with Delaware.

4. The LLC Operating Agreement is a key element in making sure your LLC is in compliance and also for providing a strong legal shield. Harvard Business Services, Inc. is happy to offer an online solution to help create your own customized LLC Operating Agreement. Visit www.delawareinc.com/agreement for further assistance.

We would like to thank you once again and wish you the best of luck. You can help us by telling a friend or business associate about our services. Enclosed you will find a receipt showing the payment of your first year's registered agent fee. If you have any questions or if there is anything else that Harvard Business Services, Inc. can help you with, please do not hesitate to call us on our toll free number.

Sincerely,

Richard H. Bell

Richard H (Rick) Bell
Chairman

Part III

Sequoia Royalty, LLC
August 11, 2011

EXHIBIT 3

LEGAL OPINION FROM THE COMPANY'S COUNSEL

DODSON
LEGAL GROUP

Nathaniel Dodson, Esq
Jasmin L. Dodson, Esq
Phone 702.949.2960 | Fax 702.949.2961
9315 W. Sunset Rd., Ste 101, Las Vegas, NV 89148

August 11, 2011

Sequoia Royalty, LLC
c/o Kingvale Capital, Inc.
7509 Whimbleton Way
Reno, NV 89511

RE: Statement on Form A-1 for Sequoia Royalty, LLC, a Delaware limited liability company (the "Company")

Dear Ladies and Gentlemen:

This opinion is submitted pursuant to the applicable rules of the Securities and Exchange Commission with respect to the offering of 5,000 membership units ("Units") by the Company, to be sold by the officers of the Company's manager, Kingvale Capital, Inc., a Delaware corporation.

In connection therewith, I have examined and relied upon original, certified, conformed, Photostat or other copies of the following documents:

i. The Certificate of Formation of the Company;
ii. The Offering Statement and the Exhibits thereto; and
iii. Such other documents and matters of law, as I have deemed necessary for the expression of the opinion herein contained.

In all such examinations, I have assumed the genuineness of all signatures on original documents, and the conformity to the originals or certified documents of all copies submitted to me as conformed, Photostat or other copies. In passing upon certain corporate records and documents of the Company, I have necessarily assumed the correctness and completeness of the statements made or included therein by the Company, and I express no opinion thereon. As to the various questions of fact material to this opinion, I have relied, to the extent I deemed reasonably appropriate, upon representations or certificates of officers or directors of the Company and upon documents, records and instruments furnished to me by the Company, without verification except where such verification was readily ascertainable.

Based on the foregoing, I am of the opinion that the Units will upon the effectiveness of the registration and the issuance of the Units have been duly and validly issued, duly authorized and are fully paid and non-assessable.

This opinion is limited to Delaware law including the statutory provisions and federal law as in effect on the date hereof, exclusive of state securities and blue-sky laws, rules and regulations, and to all facts as they presently exist.

I hereby consent to the filing of this opinion as an exhibit to the Registration Statement and to the use of my name under the caption "Interests of Named Experts and Counsel" in the prospectus comprising part of the Offering Statement.

Sincerely yours,
Dodson Legal Group



Nathaniel Dodson, Esq.,
President

Part III

Sequoia Royalty, LLC
August 11, 2011

EXHIBIT 4

COMPANY AGREEMENT
DATED AUGUST 11, 2011

AMENDED AND RESTATED COMPANY AGREEMENT

OF

SEQUOIA ROYALTY, LLC

(a Delaware limited liability company)

August 11, 2011

THE INTERESTS REPRESENTED BY THIS COMPANY AGREEMENT HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, NOR QUALIFIED UNDER APPLICABLE SECURITIES LAWS IN RELIANCE ON EXCEPTIONS THEREFROM. THESE INTERESTS ARE BEING ACQUIRED FOR INVESTMENT PURPOSES ONLY AND NOT WITH A VIEW TO DISTRIBUTION OR RESALE AND MAY NOT BE SOLD, MORTGAGED, PLEDGED, HYPOTHECATED OR OTHERWISE TRANSFERRED WITHOUT AN EFFECTIVE REGISTRATION STATEMENT FOR SUCH INTERESTS UNDER THE SECURITIES ACT OF 1933, APPLICABLE REGULATIONS PROMULGATED PURSUANT THERETO, AND COMPLIANCE WITH ANY APPLICABLE STATE SECURITIES LAWS AND REGULATIONS UNLESS EXEMPT THEREFROM.

Amended and Restated Company Agreement
SEQUOIA ROYALTY, LLC
Table of Contents

ARTICLE 1. FORMATION OF THE COMPANY 1

SECTION 1.1 THE LIMITED LIABILITY COMPANY 1
SECTION 1.2 THE NAME OF THE COMPANY 1
SECTION 1.3 PURPOSE AND SCOPE OF THE COMPANY 1
SECTION 1.4 PURPOSE OF TRANSFER RESTRICTIONS 1
SECTION 1.5 PRINCIPAL OFFICE OF THE COMPANY AND LOCATION OF RECORDS 2
SECTION 1.6 REGISTERED AGENT AND REGISTERED OFFICE 2
SECTION 1.7 THE TERM OF THE COMPANY 2
SECTION 1.8 THE TAX MATTERS PARTNER 2
SECTION 1.9 VENUE 2

ARTICLE 2. DEFINITIONS 3

SECTION 2.1 DEFINED TERMS 3

ARTICLE 3. CAPITALIZATION OF THE COMPANY 6

SECTION 3.1 SOURCE OF FUNDING 6
SECTION 3.2 ISSUANCE OF UNITS 6
SECTION 3.3 FUNDING OF SYNDICATION CLASS 7
SECTION 3.4 INITIAL CAPITAL CONTRIBUTIONS 7
SECTION 3.5 TIME OF CAPITAL CONTRIBUTIONS 7
SECTION 3.6 ADDITIONAL CAPITAL CONTRIBUTIONS 7
SECTION 3.7 CAPITAL ACCOUNTS 8
SECTION 3.8 COMPANY TO COMPLY WITH SUBCHAPTER K 8

ARTICLE 4. DISTRIBUTIONS AND ALLOCATIONS 8

SECTION 4.1 TIMING OF DISTRIBUTIONS 8
SECTION 4.2 CASH DISTRIBUTIONS 8
SECTION 4.3 ALLOCATION OF PROFITS AND LOSSES 9
SECTION 4.4 LIMITATION ON TAX LOSSES 9
SECTION 4.5 SPECIAL ALLOCATIONS 9

ARTICLE 5. MANAGEMENT OF THE COMPANY 10

SECTION 5.1 GENERAL AUTHORITY OF THE MANAGER 10
SECTION 5.2 A MAJORITY IN INTEREST OF MANAGERS REQUIRED TO CONTROL 10
SECTION 5.3 AUTHORITY TO MAKE OR TERMINATE TAX ELECTIONS 10
SECTION 5.4 AUTHORIZATION TO EXECUTE CERTAIN INSTRUMENTS 11
SECTION 5.5 DELEGATION TO PROXY MANAGER 11
SECTION 5.6 SPECIFIC POWERS OF THE MANAGER 11

ARTICLE 6. THE MANAGER 12

SECTION 6.1 THE MANAGER 12
SECTION 6.2 EXTENT AND SCOPE OF SERVICES 12
SECTION 6.3 EMPLOYMENT OF PROFESSIONALS 12
SECTION 6.4 VOLUNTARY WITHDRAWAL OF A MANAGER 12
SECTION 6.5 REMOVAL OF A MANAGER 13
SECTION 6.6 EFFECT OF RESIGNATION OR REMOVAL ON MANAGER'S COMPENSATION 13

SECTION 6.7 ADDITIONAL MANAGER ... 13
SECTION 6.8 MANAGER COMPENSATION AND FEES ... 13

ARTICLE 7. THE MEMBERS ... 14

SECTION 7.1 MEMBERS IDENTIFICATION ... 14
SECTION 7.2 LIMITED LIABILITY OF MEMBERS ... 14
SECTION 7.3 NO RIGHT TO PARTICIPATE IN MANAGEMENT ... 14
SECTION 7.4 BREACH OF A MEMBER ... 14
SECTION 7.5 NO RIGHT TO CAUSE DISSOLUTION ... 14
SECTION 7.6 VOTING ... 14
SECTION 7.7 ACCESS TO INFORMATION ... 15
SECTION 7.8 CONFIDENTIAL INFORMATION ... 15

ARTICLE 8. MEETINGS AND NOTICE ... 16

SECTION 8.1 ANNUAL MEETINGS ... 16
SECTION 8.2 SPECIAL MEETINGS ... 16
SECTION 8.3 NOTICE OF MEETINGS ... 16
SECTION 8.4 WAIVER OF MEETING NOTICE ... 16
SECTION 8.5 VOTING BY PROXY ... 16
SECTION 8.6 ACTION BY CONSENT ... 16
SECTION 8.7 QUORUM ... 17
SECTION 8.8 PRESENCE ... 17
SECTION 8.9 CONDUCT OF MEETINGS ... 17

ARTICLE 9. BOOKS, RECORDS AND BANK ACCOUNTS ... 17

SECTION 9.1 BOOKS AND RECORDS ... 17
SECTION 9.2 ACCOUNTING BASIS AND FISCAL YEAR ... 17
SECTION 9.3 REPORTS ... 17
SECTION 9.4 BANK ACCOUNTS AND COMPANY FUNDS ... 17

ARTICLE 10. INTERNAL DISPUTE RESOLUTION PROCEDURE ... 18

SECTION 10.1 INTRODUCTION ... 18
SECTION 10.2 NOTICE OF DISPUTES ... 18
SECTION 10.3 NEGOTIATION OF DISPUTES ... 18
SECTION 10.4 ALTERNATIVE DISPUTE RESOLUTION ... 19
SECTION 10.5 MEDIATION ... 19
SECTION 10.6 ARBITRATION ... 20
SECTION 10.7 MAINTENANCE OF THE STATUS QUO WHILE A DISPUTE IS PENDING ... 20

ARTICLE 11. MEMBER ADMISSIONS AND TRANSFERS ... 20

SECTION 11.1 ADMISSION OF MEMBERS ... 20
SECTION 11.2 ADMISSION PROCEDURE ... 21
SECTION 11.3 RESTRICTIONS ON TRANSFER ... 21
SECTION 11.4 NON-RECOGNITION OF AN UNAUTHORIZED TRANSFER OR ASSIGNMENT ... 21
SECTION 11.5 ASSIGNEE INTEREST TRANSFERRED ... 22
SECTION 11.6 RIGHTS OF AN ASSIGNEE ... 22
SECTION 11.7 PERMITTED TRANSFERS ... 22
SECTION 11.8 INVOLUNTARY TRANSFERS ... 22
SECTION 11.9 ASSIGNEE TO ASSUME TAX LIABILITY ... 22

ARTICLE 12. DISSOLUTION AND TERMINATION ... 23

SECTION 12.1	EVENTS OF DISSOLUTION	23
SECTION 12.2	EFFECTIVE DATE OF DISSOLUTION	23
SECTION 12.3	OPERATION OF THE COMPANY AFTER DISSOLUTION	23
SECTION 12.4	LIQUIDATION OF THE COMPANY PROPERTY	23
SECTION 12.5	COMPANY PROPERTY SOLE SOURCE	24
SECTION 12.6	SALE OF COMPANY PROPERTY DURING TERM OF THE COMPANY	24
ARTICLE 13.	**INDEMNIFICATION**	**24**
SECTION 13.1	GENERAL INDEMNIFICATION	24
SECTION 13.2	INDEMNITY FOR MISREPRESENTATION OF A PROSPECTIVE MEMBER	25
SECTION 13.3	ADVANCEMENT OF INDEMNIFICATION FUNDS	25
SECTION 13.4	NO IMPAIRMENT OF INDEMNIFICATION	25
SECTION 13.5	EXCULPATION OF ACTIONS IN GOOD FAITH	25
SECTION 13.6	TERMINATION OF INDEMNIFICATION RIGHTS	25
ARTICLE 14.	**GENERAL MATTERS**	**26**
SECTION 14.1	SUCCESSORS AND ASSIGNS	26
SECTION 14.2	POWER OF ATTORNEY	26
SECTION 14.3	AMENDMENT	26
SECTION 14.4	PARTITION	26
SECTION 14.5	NO WAIVER	27
SECTION 14.6	GENERAL MATTERS	27

EXHIBITS

Exhibit A: Member Counterpart Signature Page and Limited Power of Attorney

Exhibit B: List of Members

Amended and Restated
Company Agreement

of

Sequoia Royalty, LLC
a Delaware Limited Liability Company

THIS AMENDED AND RESTATED COMPANY AGREEMENT, dated the 11th day of August, 2011 (the "Agreement") is made and entered into by and among those Persons (i) executing the Member Counterpart Signature Page and Limited Power of Attorney, attached as Exhibit A and incorporated herein by this reference, (ii) whom are accepted by Kingvale Capital, Inc., a Delaware corporation, as the Company's managing member (the "Manager"), and (iii) who by their signatures hereto, hereby represent and agree to all of the terms and conditions set forth herein (each a "Member," and collectively, "Members"). This Agreement sets forth the rights, duties, obligations and responsibilities of the Members and Manager with respect to the Company. The Manager initially entered into that certain Company Agreement, dated August 3, 2011, which is hereby amended and restated in its entirety by its execution hereof.

Article 1. Formation of the Company

Section 1.1 The Limited Liability Company

Sequoia Royalty, LLC was formed as a Delaware limited liability company (the "Company") by executing and delivering the Certificate of Formation to the Secretary of State of Delaware in accordance with the Delaware Code (the "Code"), and the rights and liabilities of the Members shall be as provided in the Code except as may be modified in this Agreement. The Members and their Unit ownership are identified in the schedule attached to this Agreement as Exhibit B.

Section 1.2 The Name of the Company

The name of the Company is Sequoia Royalty, LLC. The Manager, in its sole discretion, may change the name of the Company or operate the Company under different names.

Section 1.3 Purpose and Scope of the Company

This Company has been formed to joint-venture with a network of up to eighty (80) operational dentists ("Dentist Network") for the purpose of providing the Dentist Network with certain marketing and management services. The Company may engage in any other activities which are related or incidental to the foregoing purposes, as may be determined in the sole and absolute discretion of the Manager.

Section 1.4 Purpose of Transfer Restrictions

Any unauthorized Transfer of a Member's interest could create a substantial hardship to the Company, jeopardize its capital base, and adversely affect its tax structure. There are, therefore, certain restrictions, as expressed in this Agreement, that attach to and affect both ownership of the Units and the Transfer of those Interests. Those restrictions upon ownership and Transfer are not intended as a penalty, but as a method to protect and preserve existing relationships based upon trust and to protect the Company's capital and its financial ability to continue to operate.

Section 1.5 Principal Office of the Company and Location of Records

The street address of the principal office in the United States where the records of the Company are to be maintained is:

Sequoia Royalty, LLC
c/o Kingvale Capital, Inc.
7509 Whimbleton Way
Reno, NV 89511

or such other place or places as the Manager determines in its sole discretion. The records maintained by the Company are to include all the records that the Company is required by law to maintain. The Company shall likewise maintain a records office in any jurisdiction that requires a records office and the Company shall maintain at each such records office all records that the jurisdiction of its location shall require.

Section 1.6 Registered Agent and Registered Office

The name of the initial Registered Agent of the Company is Harvard Business Services, Inc. and the initial registered office of the Company is:

16192 Coastal Highway
Lewes, Delaware 19958

Section 1.7 The Term of the Company

The Company shall begin on the date the Certificate of Formation is filed with the Secretary of State of Delaware and shall continue until liquidated or dissolved in accordance with the provisions of this Agreement.

Section 1.8 The Tax Matters Partner

Kingvale Capital, Inc. shall serve as the "Tax Matters Partner" pursuant to the Internal Revenue Code.

a. Legal and Accounting Costs for Tax Matters. The Company shall bear the legal and accounting costs associated with any contested or uncontested proceeding by the Internal Revenue Service (the "IRS") with respect to the Company's tax returns.

b. Tax Classification as a Company. Unless the Members have elected not to be treated as a partnership for federal income tax purposes, the Tax Matters Partner shall take any and all steps reasonably necessary to classify the Company as a partnership for tax purposes under the Internal Revenue Code and Regulations, in particular Internal Revenue Code Section 7701 et. seq. and the "Check the Box" regulations effective January 1, 1997, as amended from time to time. In this regard, the Tax Matters Partner shall, if appropriate, file IRS Form 8832, Choice of Entity, as well as any forms necessary or appropriate to classify the Company as a partnership under the laws of any jurisdiction in which the Company transacts business.

Section 1.9 Venue

Venue for any Dispute arising under this Agreement or any Disputes among any Members or the Company shall be in the county of the Company's principal office.

Article 2. Definitions

Section 2.1 Defined Terms

For purposes of this Agreement, the following words and phrases shall be defined as follows:

a. Additional Member. Additional Member means a Member admitted to the Company after the execution of this Agreement who is not an Assignee.

b. Affiliate. Affiliate means a Member, a member of a Member's Immediate Family, a legal representative, successor, assign, or trust for the benefit of a Member and members of the Immediate Families of such Persons, including the Manager, and as further defined by Securities and Exchange Commission's Regulation D, Section 230.501(b) ("Rule 501"), i.e., "a person that directly, or indirectly through one or more intermediaries, controls or is controlled by, or is under common control with, the person specified."

c. Agreement. Agreement means this Amended and Restated Company Agreement, dated August 11, 2011, as it may be amended from time to time.

d. Assignee. Assignee means the recipient of a Unit pursuant to a Transfer and with the rights set forth in Section 11.6.

e. Capital Account. Capital Account shall mean the account established and maintained for each Member as provided in Article Three and as provided in Treasury Regulation § 1.704-1(b)(2)(iv), as amended from time to time.

f. Capital Contribution. Capital Contribution means the total cash and other consideration contributed and agreed to be contributed to the Company by each Member less any returned Capital Contributions. Additional Capital Contribution means the total cash and other consideration contributed to the Company by each Member other than the initial Capital Contribution. Any reference in this Agreement to the Capital Contribution of a current Member shall include any Capital Contribution previously made by any prior Member with respect to that Member's Interest.

g. Certificate of Formation. Certificate of Formation means the Certificate of Formation filed with the Secretary of State of Delaware as required by the Code, amended from time to time, or such other similar instrument as may be required to be filed by the laws of any other state in which the Company intends to conduct business.

h. Circular. Circular means the Company's Offering Circular, pursuant to which Units will be sold.

i. Code. Code means the Delaware Code, as amended from time to time.

j. Company. Company means Sequoia Royalty, LLC, a Delaware limited liability company.

k. Company Property. Company Property means all assets owned by the Company and any property real or personal, tangible or intangible otherwise acquired by the Company.

l. Dentist Network. Dentist Network refers to the network of up to eighty (80) operational dentists with which the Company intends to joint-venture.

m. Dispute. Dispute means any dispute, claim, question, or disagreement between the Members or between the Manager and one or more Members arising from or relating to this Agreement, the breach thereof, or any associated transaction.

n. Distributable Cash. Distributable Cash means the Company's revenues, including operations revenues and any Company Property sales proceeds, less (a) payment of all costs and expenses incurred on behalf of the Company but not including Manager compensation, (b) any required tax withholdings, and (c) reserves for future expenses related to the Company's business, anticipated to be at fifteen thousand dollars ($15,000) but shall be further determined in the reasonable discretion of the Manager.

o. Gross Asset Value. Gross Asset Value means, with respect to any asset, the asset's adjusted basis for federal income tax purposes, except as follows:

i. The initial Gross Asset Value of any asset contributed by a Member to the Company shall be the gross fair market value of such asset, as determined by the Company;

ii. The Gross Asset Value of any Company asset distributed to any Member shall be the gross fair market value of such asset on the date of distribution; and

iii. The Gross Asset Values of Company assets shall be increased (or decreased) to reflect any adjustments to the adjusted basis of such assets pursuant to Internal Revenue Code Section 734(b) or Internal Revenue Code Section 743(b), but only to the extent that such adjustments are taken into account in determining Capital Accounts pursuant to Regulations Section 1.704-1(b)(2)(iv)(m) and this Agreement; provided, however, that Gross Asset Values shall not be adjusted pursuant to this paragraph to the extent the Manager determines that an adjustment is necessary or appropriate in connection with a transaction that would otherwise result in an adjustment. If the Gross Asset Value of an asset has been determined or adjusted pursuant to this Agreement, such Gross Asset Value shall thereafter be adjusted by the depreciation taken into account with respect to such asset for purposes of computing Profits and Losses.

p. Gross Sales. Gross Sales means all patient revenues received by the Dentist Network from patients scheduled through the Company, but excludes sales tax and coupon credits.

q. Immediate Family. Immediate Family means any Member's spouse, other than a spouse who is legally separated from the Person under a decree of divorce or separate maintenance, parents, parents-in-law, descendants, including descendants by adoption, brothers, sisters, brothers-in-law, sisters-in-law, and grandchildren-in-law.

r. Interest. Interest means each Member's respective Units divided by the aggregate of all authorized and issued Units. A Member's Interest in a Syndication Class shall equal the number of Units held by such Member in the Syndication Class divided by the aggregate number of all Units in the class of Units allocated to the Syndication Class.

s. Internal Revenue Code. References to the Internal Revenue Code or to its provisions are to the Internal Revenue Code of 1986, as amended from time to time, and the corresponding Treasury Regulations, if any. References to the Treasury Regulations are to the Treasury Regulations under the Internal Revenue Code in effect from time to time. If a particular provision of the Internal Revenue Code is renumbered, or the Internal Revenue Code is superseded by a subsequent federal tax law, any reference is deemed to be made to the renumbered provision or to the corresponding provision of the subsequent law, unless to do so would clearly be contrary to my intent as expressed in this Agreement. The same rule shall apply to references to the Treasury Regulations.

t. Majority in Interest. Majority in Interest means the vote or consent of at least fifty and 1/1000th percent (50.001%) of the Units entitled to vote on or consent to such matter.

u. Manager. Manager means the appointed manager, or managing member as applicable, of the Company or any other Person or Persons that become a Manager pursuant to the Agreement. Initially, Kingvale Capital, Inc. is the Company's Manager. Mr. Louis Petrossi is the President of Kingvale Capital, Inc. and will be making decisions on the Company's behalf.

v. Member. Member means each of the parties who subscribe (and their subscription then accepted) to purchase Units of the Company. The term "Member" as used herein shall include a Manager to the extent it has purchased or received such interest in the Company. "Members" mean all of the Members of the Company including the Manager.

w. Person. Person means an individual, a corporation, a partnership, a limited liability company, a trust, an unincorporated organization, a joint venture, an association or other entity.

x. Profits and Losses. Profits and Losses mean, for each fiscal year, an amount equal to the Company's taxable income or loss for such year, determined in accordance with Internal Revenue Code Section 703(a) (for this purpose, all items of income, gain, loss, or deduction required to be stated separately pursuant to Internal Revenue Code Section 703(a)(1) shall be included in taxable income or loss), with the following adjustments:

i. Any income of the Company that is exempt from federal income tax and not otherwise taken into account in computing Profits and Losses shall be added to such taxable income or loss;

ii. Any expenditures of the Company described in Internal Revenue Code Section 705(a)(2)(B) or treated as Internal Revenue Code Section 705(a)(2)(B) expenditures pursuant to Regulations Section 1.704-1(b)(2)(iv)(i), and not otherwise taken into account in computing Profits and Losses shall be subtracted from such taxable income or loss;

iii. In the event the Gross Asset Value of any Profit is adjusted pursuant to this Agreement, the amount of such adjustment shall be taken into account as gain or Loss from the disposition of such asset for purposes of computing Profits and Losses;

iv. Gain or loss resulting from any disposition of Company Property with respect to which gain or loss is recognized for federal income tax purposes shall be computed by reference to the Gross Asset Value of the property disposed of, notwithstanding that the adjusted tax basis of such property differs from its Gross Asset Value;

iv. Notwithstanding any other provision of this Agreement, any items which are specifically allocated pursuant to this Agreement shall not be taken into account in computing Profits and Losses.

y. Regulations. Regulations mean the Treasury Regulations of the United States.

z. Securities Act. Securities Act means the Securities Act of 1933, as amended from time to time.

aa. Subscription Documents. Subscription Documents shall refer to the documents for the qualification and acceptance of the prospective Member's information.

bb. Syndication Class. Each class of offered Units will fund a separate "Syndication Class" of approximately eight (8) Dentist Network members and receive allocations of Profits, Losses and distributions of Gross Sales therefrom.

cc. Unit. Unit means a Unit of membership in the Company, which investors purchase in order to become Members of the Company. Units will be divided between Class A, Class B, Class C, Class D, Class E, Class F, Class G, Class H, Class I, Class J and Class K Units. Note: Units purchased in the Company are "personal property" and not "real property" interests, thus, may be ineligible for exchange under Federal tax law or "1031 exchange" rules.

dd. Unreturned Capital Contributions. Unreturned Capital Contributions means any Capital Contributions made by a Member less any returned capital.

Article 3. Capitalization of the Company

Section 3.1 Source of Funding

The Company is seeking up to five million dollars ($5,000,000) in equity financing, through its Offering Circular, pursuant to which Units will be sold ("Circular") to capitalize the Company's business plans. Units will be sold to investors for one thousand dollars ($1,000) per Unit. The minimum investment for any Member shall be twenty (20) Units or twenty thousand dollars ($20,000), unless waived in the Manager's sole discretion. The Members will make Capital Contributions through the purchase of up to five thousand (5,000) Class B, Class C, Class D, Class E, Class F, Class G, Class H, Class I, Class J and/or Class K Units, which will aggregate to an approximate ninety nine percent (99%) Interest in the Company, if all offered Units are sold.

Section 3.2 Issuance of Units

The Company may issue up to five thousand fifty (5,050) membership Units in the Company ("Units"). Any un-issued Units may not be voted for any action and shall not be allocated any Gross Sales, Profits or Losses. The total issuable Units may be divided between Classes A, B, C, D, E, F, G, H, I, J and K Units, but in no case may more than five thousand fifty (5,050) Units be issued in the aggregate, unless authorized by the Manager or Members in accordance with this Section.

The Manager has been allocated all fifty (50) authorized Class A Units. Class A Units are intended to create a profits only interest in accordance with Rev. Proc. 2001-43. The Class A Units may be voted by the holders in every case that Members may vote pursuant to Article 7.

The Company is authorized to issue up to five hundred (500) Units in each class of Units subsequent to Class A (i.e. Classes B-K). The Company shall not issue any class of Units until all authorized Units in the preceding class have been sold. Thus, the Company will not issue any Class C Units until all five hundred (500) Class B units have been sold, and so forth. The Manager will determine, in its sole discretion, the class or classes of Units to be issued to each Member, based upon the order in which the Company receives Subscription Documents from all Members. The classes of Units issued by the Company and the number of Units contained within each class will depend on the number of Units sold pursuant to the Circular.

The Manager may, in its sole discretion, authorize and issue additional classes of Units in the Company; so long as the Unit holders of each Syndication Class have received an average cash distribution of twenty percent (20%) or more, per annum based upon the date of investment to the date of additional class issuance, on Unreturned Capital Contributions. Otherwise, the approval of seventy five percent (75%) of the Units entitled to vote shall be required to authorize additional Units in the Company. Any issuance of additional Units shall be in accordance with the procedures of this Agreement, and may not result in violation of the registration requirements of the Securities Act or similar state securities laws.

Section 3.3 Funding of Syndication Class

Each class of offered Units, Classes B-K (and any additional classes authorized by the Manager or Members pursuant to Section 3.2), shall represent a "Syndication Class." The Company will allocate each Syndication Class joint-venture agreements with up to eight (8) members of the Dentist Network. Each Syndication Class will be responsible for servicing its joint-venture agreements, through the Company's hired contractors, and will receive distributions of Gross Sales therefrom. The Company will allocate joint-venture agreements based upon the order in which the Syndication Classes are fully funded.

Each class of offered Units will be responsible for funding its respective Syndication Class, and each Syndication Class will be allocated a proportionate share of general Company expenses such as organization, offering and administrative expenses, in the Manager's sole discretion. Thus, Class B Unit holder's Capital Contributions will be used to pay all expenses relating to the Class B Syndication Class, which shall include a proportionate share of general Company expenses; Class C Unit holder's Capital Contributions will be used to fund the Class C Syndication Class, and so forth. The Manager may require ratable contributions from the Syndication Classes to establish a reserve account for the Company. Members will be allocated Profits and Losses, and receive distributions of Gross Sales from, their respective Syndication Class only.

The Members acknowledge that, based upon the order in which the Syndication Classes are fully funded, some Syndication Classes may be allocated more joint-venture agreements than others. The Members further acknowledge that Gross Sales, Profits and Losses allocated to any one Syndication Class may differ from those allocated to any other Syndication Class. The Members understand that the success of the Syndication Classes may vary despite the fact that the expenses incurred by each are generally expected be equal.

Section 3.4 Initial Capital Contributions

The Capital Contributions of each Member are listed in Exhibit A, which is hereby incorporated into this Agreement. No interest shall be paid on Capital Contributions or on the balance of a Member's Capital Account.

Section 3.5 Time of Capital Contributions

A Member's promise to make a Capital Contribution to the Company is enforceable, if in writing and signed by the Person making the promise, and shall be enforceable against the Member's heirs, legal representatives or successors without regard to death, disability, or other changed circumstances of the Member.

Section 3.6 Additional Capital Contributions

No Member shall be obligated to make Additional Capital Contributions unless unanimously agreed by all the Members.

Section 3.7 Capital Accounts

A separate Capital Account shall be maintained for each Member in accordance with the applicable provisions of the Regulations. In addition to the below credits and debits, each Member's Capital Account will be adjusted as required in accordance with applicable tax laws.

Each Member's Capital Account shall be credited with such Member's Capital Contributions, the distributive share of Profits allocated to such Member in accordance with the provisions of this Agreement, any items in the nature of income or gain that are specifically allocated, and the amount of any Company liabilities that are assumed by such Member or that are secured by any Company Property distributed to such Member.

Each Member's Capital Account will be debited with such Member's share of Losses allocated in accordance with the provisions of this Agreement, any items in the nature of deductions or depreciation that are specifically allocated, distributions of Gross Sales to the Member and the amount of any liabilities of such Member assumed by the Company.

Section 3.8 Company to Comply with Subchapter K

Unless the Members determine by a unanimous vote that the Company should not be treated as a partnership for federal income tax purposes, the federal income tax basis of a Member's Interest and all other matters relating to the distributive share and taxation of items of income, gain, loss, deduction, depreciation and credit will be as prescribed by Subchapter K of the Internal Revenue Code.

Article 4. Distributions and Allocations

Section 4.1 Timing of Distributions

Prior to the Company's liquidation, Gross Sales will be distributed to each Member within forty five (45) days of the end of each calendar quarter that Gross Sales revenues are received. Each Syndication Class will receive distributions of Gross Sales no sooner than six (6) months from the date the respective Syndication Class is fully funded. To the extent possible, the Company will attempt to distribute Gross Sales in a minimum amount sufficient for Members to pay estimated federal and state income tax due on Profits allocated to them prior to the planned distribution date.

Section 4.2 Cash Distributions

Distributable Cash received by the Company will be allocated between the Unit Classes A through K and distributed as follows:

a. All (100%) of the Distributable Cash available for distribution shall be distributed per the Syndication Class Profit allocations set forth in Section 4.3. Each Unit holder acknowledges that Distributable Cash may materially differ between the Syndication Classes, dependent upon the operations of the Company Property funded by, and allocated to, each respective Syndication Class.

b. Thereafter, all (100%) remaining Distributable Cash will be distributed pro rata to Class A Unit holders.

Section 4.3 Allocation of Profits and Losses

The Company shall allocate all Profits, which shall include every item of income, gain, and credit for each Syndication Class, for each calendar year of the Company, to each Member during the period over which such Profits and tax items were accrued pro rata in accordance with the Member's respective Interest in the Syndication Classes and as follows:

Six and 25/100ths percent (6.25%) of the Gross Sales derived from Company Property (i.e. Dentist Network interests) allocated to each respective Syndication Class (i.e. Unit classes B through K) will be allocated pro rata to the Unit holders of such Syndication Class, in proportion to their respective Interests, subject to any required tax withholdings.

Losses, deductions, depreciation and similar tax items shall be ratably apportioned to Members based upon their respective Unreturned Capital Contributions. The Members shall be bound by the provisions of this Article in reporting their shares of Company income and loss for income tax purposes.

After allocation of Profits and Losses to the Syndication Classes, all remaining Profits and Losses will be allocated to Class A Unit holders.

Section 4.4 Limitation on Tax Losses

The tax Losses allocated pursuant to this Section shall not exceed the maximum amount of the tax Losses that can be so allocated without causing any Member to have a negative Capital Account at the end of any taxable year. In the event some but not all of the Members would have "Adjusted Capital Account Deficits" as a consequence of an allocation of tax Losses the limitation set forth in this Section 4.4 shall be applied on a Member by Member basis so as to allocate the maximum permissible tax Losses to each Member under Regulations Section 1.704-1(b)(2)(ii)(d). One hundred percent (100%) of the tax Profits shall be allocated, prior to any other allocations of tax Profits, to the Members up to the aggregate of, and in proportion to, any tax Losses previously allocated to each Member in the reverse order in which such tax Losses were allocated.

Section 4.5 Special Allocations

a. Qualified Income Offset. If a Member, or applicable Assignee, unexpectedly receives any adjustments, allocations, or distributions described in Regulations Section 1.704-1(b)(2)(ii)(d)(4)-(d)(6), Section 1.704-1(b)(2)(ii)(d)(5) or Section 1.704-1(b)(2)(ii)(d)(6), items of Company income and gain shall be specially allocated to each such Person in an amount and manner sufficient to eliminate, to the extent required by the Regulations, the Capital Account of such Person as quickly as possible, provided that an allocation pursuant to this Section shall be made only if and to the extent that such Person would have a negative Capital Account after all other allocations provided for in this Article Four have been tentatively made as if this Section were not in the Agreement.

b. Section 704(c) Allocations. In accordance with Internal Revenue Code Section 704(c) and the applicable Regulations issued pursuant to Internal Revenue Code Section 704(c), income, gain, loss, and deduction with respect to any property contributed to the capital of the Company shall, solely for tax purposes, be allocated among the Member, or applicable Assignees, so as to take account of any variation between the adjusted basis of such property to the Company for federal income tax purposes and initial Gross Asset Value of such property. In the event the Gross Asset Value of any Company Property is adjusted pursuant to this Agreement, subsequent allocations of income, gain, loss, and deduction with respect to such property shall take into account any variation between the adjusted basis of such property for federal income tax purposes and Gross Asset Value of such property in the same manner as under

Internal Revenue Code Section 704(c) and the Regulations. Any elections or other decisions relating to such allocations shall be made by the Manager in any manner that reasonably reflects the purpose of this Agreement. Allocations made pursuant to this Section are solely for purposes of federal, state, and local taxes and shall not affect or in any way be taken into account in computing any Member's Capital Account or share of Profits, Losses, other items, or distributions pursuant to any provision of this Agreement.

c. Minimum Gain Chargeback. Notwithstanding anything to the contrary in this Agreement, Profits and Losses shall be allocated as though this Agreement contained (and there is hereby incorporated herein by reference) a minimum gain chargeback and partner minimum gain chargeback provisions, which comply with the requirements of Regulations Section 1.704-2. For purposes of applying the minimum gain chargeback, non-recourse deductions for any taxable year shall be specially allocated among the Members, or applicable Assignees, in the same proportions that Losses for any such year would be allocated under Section 4.03.

d. Allocations in Event of Re-characterization. If transactions between the Company and a Member, or applicable Assignees, are re-characterized, imputed or otherwise treated in a manner the effect of which is to increase or decrease the Profits or Losses of the Company, and correspondingly decrease or increase the taxable income, deduction or loss of one or more Member, or applicable Assignees, the allocations set forth in this Article shall be adjusted to eliminate, to the greatest extent possible, the consequences of such re-characterization or imputation.

e. Other Allocations. The Manager shall make such other special allocations as are required in order to comply with any mandatory provision of the Regulations or to reflect a Member's, or applicable Assignee's, economic interest in the Company determined with reference to such Person's right to receive distributions from the Company.

Article 5. Management of the Company

Section 5.1 General Authority of the Manager

Subject to the specific rights given the Members in this Agreement, all decisions respecting any matter affecting or arising out of the conduct of the business of the Company shall be made by the Manager, who shall have the exclusive right and full authority to manage, conduct, and operate the Company business.

The Manager shall direct, manage, and control the Company to the best of its ability and shall have full and complete authority, power, and discretion to make any and all decisions and to do any and all things that the Manager shall deem to be reasonably required to accomplish the purpose of the Company. However, the Manager shall not have the authority to do any action requiring the approval of the Members as set forth in Section 7.6.

Section 5.2 A Majority in Interest of Managers Required to Control

When more than one Manager is acting, the concurrence and joinder of a Majority in Interest of the Manager shall control in all matters pertaining to the administration of the Company.

Section 5.3 Authority to Make or Terminate Tax Elections

The Manager may, but shall not be required to, cause the Company to make or terminate any elections applicable to a Company for federal and state income tax purposes as the Manager deems to be in the best interests of the Members and the Company without prior Notice to any Member. Such elections shall include, but are not limited to, an optional adjustment to basis election under Section 754 of the Internal Revenue Code relating to distributions of Company property in a manner provided for in Section 734 of the Internal Revenue Code and in the case of a transfer of a Unit, in a manner provided for in Section 743 of the Internal Revenue Code. Notwithstanding the foregoing, any decision to change the tax classification of the Company from partnership to corporation, or from corporation to partnership, shall require the unanimous vote of the Members.

Upon the addition of any new Manager, or a change in the ownership of or Persons having management authority over an existing Manager, exercising the Section 754 election under the Internal Revenue Code shall require the unanimous consent of all Units.

Section 5.4 Authorization to Execute Certain Instruments

With respect to all of its obligations, powers, and responsibilities under this Agreement, the Manager is authorized to execute and deliver, for and on behalf of the Company, such notes and other evidence of contracts, agreements, assignments, leases and other security instruments and agreements in such form, and on such terms and conditions, as the Manager in the Manager's sole discretion deems proper.

Section 5.5 Delegation to Proxy Manager

A Manager may delegate to any Affiliate or proxy the power to exercise any or all powers granted the Manager as provided in this Agreement, including those that are discretionary, if allowed by law.

The delegation of any such power, as well as the revocation of any such delegation, shall be evidenced by an instrument in writing executed by the delegating Manager.

As long as any such delegation is in effect, the Manager receives such delegation with the same force and effect as if the delegating Manager had personally joined in the exercise of such power, and the Manager receiving the delegation may thereafter exercise any of the delegated powers on behalf of both until such time as the delegation is modified or terminated.

Section 5.6 Specific Powers of the Manager

Without limiting the generality of Section 5.1 the Manager shall have the specific power and authority on behalf of the Company to:

a. Purchase and insure Company Property in the name of the Company;

b. Disburse Gross Sales and Profits as set forth in this Agreement;

c. Reserve Members' Capital Contributions as set forth in Section 6.8 herein;

d. Execute on behalf of the Company all instruments and documents, including, without limitation: joint-venture agreements; checks; drafts; assignments; leases; and any other instruments or documents necessary, in the opinion of the Manager, to the business of the Company;

e. Employ and dismiss from employment employees, agents, brokers, accountants, legal counsel, managing agents, or other Persons to perform services for the Company and to compensate such Persons from Company funds and including any entity in which a Member or Affiliate may be a principal or for whom a Member may be employed if the fees charged by the Person employed are reasonable;

f. Determine the Company's operational budget, including, without limitation, reasonable salaries or other compensation payable from Company funds;

g. Institute, prosecute, defend, settle, compromise, and dismiss actions or proceedings brought by or on behalf of or against the Company;

h. Authorize and issue additional Units pursuant to Section 3.2 herein.

i. Open financial accounts in the name of the Company; and

j. Do and perform all other acts as may be necessary or appropriate to conduct of the Company's business.

Article 6. The Manager

Section 6.1 The Manager

Kingvale Capital, Inc. is appointed as Manager of the Company. Mr. Louis Petrossi is the President of Kingvale Capital, Inc. and will be making decisions on behalf of the Company. The Manager shall manage and administer the Company according to this Agreement and shall perform all duties prescribed for a Manager by the Code. The Company must have at all times at least one (1) Manager. No other Person shall have any right or authority to act for or bind the Company except as permitted in this Agreement or as required by law. The Manager shall have no personal liability for the obligations of the Company.

Section 6.2 Extent and Scope of Services

During the existence of the Company, the Manager shall devote such time and effort to the Company business as the Manager, in its sole discretion, determines to be necessary to promote adequately the interest of the Company and the mutual interest of the Members. It is specifically understood and agreed that the Manager and its Affiliates shall not be required to devote full time to Company business.

The Manager and any of the Manager's Affiliates may engage in and possess interests in other business ventures of any and every type or description, independently or with others. Neither the Company nor any Member shall have any right, title, or interest in or to such independent ventures of the Manager. The Manager and the Manager's Affiliates may compete with the Company through any such independent venture without liability to the Company for so doing.

Notwithstanding the fiduciary duty owed by the Manager to the Company or the Members, the Manager is under no obligation to present any investment opportunity to the Company even if such opportunity is of a character that, if presented to the Company, could be taken by the Company for its own account.

Section 6.3 Employment of Professionals

The Manager may employ such brokers, agents, accountants, attorneys, and other advisors as the Manager may determine to be appropriate for the management of the Company business.

Section 6.4 Voluntary Withdrawal of a Manager

The Manager may resign at any time by giving written Notice to the Members of the Company. The resignation of the Manager shall take effect sixty (60) days after receipt of Notice thereof or at such other time as shall be specified in such Notice, or otherwise agreed between the Manager and Members. The acceptance of such resignation shall not be necessary to make it effective.

Section 6.5 Removal of a Manager

Prior to initiating a removal action per this Section for "Good Cause," a Majority in Interest of the Members may vote to issue a written "Ninety (90) Day Notice to Perform" to the Manager in accordance with the Notice provisions herein. Such Notice shall describe the matters of concern to the Member(s). If the Manager fails to respond to the concerns or demands contained in such Notice to the satisfaction of the requesting Members within ninety (90) days, the Manager may be immediately removed, temporarily or permanently, for Good Cause upon the affirmative vote of seventy five percent (75%) of the Units entitled to vote.

For purposes of the foregoing, "Good Cause" means that the Manager conducted itself on behalf of the Company in a manner that (i) constitutes gross negligence or willful misconduct, and (ii) has a material adverse effect on the Company.

In the event the Members vote to remove the Manager for cause, the Manager shall have the right to submit the question of whether sufficient grounds for removal exist to binding arbitration to be conducted as further described in this Agreement.

Section 6.6 Effect of Resignation or Removal on Manager's Compensation

The amount of compensation a Manager which has accrued will be unaffected by its removal or resignation. Further, all additional compensation will be reallocated between the former and new Manager; provided, however, the former Manager shall retain its interest in its Class A Units.

Upon removal of the Manager, its Capital Account balance will be calculated as of the date of such removal assuming that all of the assets of the Company were sold at their then fair market values with the proceeds allocated and distributed in accordance with the terms of this Agreement. If the Manager is removed for Good Cause, it will be entitled to receive its Capital Account balance upon the liquidation of the Company. No Members that are Affiliates of the Manager will have any special right to withdraw upon a removal of the Manager for Good Cause.

Section 6.7 Additional Manager

At any time, upon the vote of at least seventy five percent (75%) of the Units entitled to vote, any Person (including a Member) may be designated a Manager. If all of the Managers withdraw, are removed, or otherwise cannot serve as Manager for any reason, a Majority in Interest of the Members shall, within ninety (90) days after the date the last remaining Manager ceased to serve, designate one (1) or more new Manager. Any Person becoming a Manager will automatically have the rights, authorities, duties, and obligations of a Manager under this Agreement.

Section 6.8 Manager Compensation and Fees

The Manager will have sole discretion and authority to reserve or spend up to seventy five thousand dollars ($75,000) of the aggregate Capital Contributions from each class of offered Units for management, marketing, overhead, and administrative expenses from each Syndication Class. The Manager will additionally receive distributions through its ownership of Class A Units. Notwithstanding the foregoing, compensation paid to the Manager shall not be included in the determination of Distributable Cash for purposes of determining allocations to Members. The Company will reimburse the Manager and its Affiliates for certain reasonable and necessary expenses paid or incurred by the Manager or its Affiliates in connection with the Company's operations, including any legal, financial and tax reporting, accounting costs, as equitably allocated between the Syndication Classes.

Article 7. The Members

Section 7.1 Members Identification

All Members of the Company and their Units shall be listed on Exhibit B, incorporated and made a part hereof. The Manager shall be required to update Exhibit B from time to time as necessary to accurately reflect the information contained therein.

Section 7.2 Limited Liability of Members

No Member shall be required to make any contribution to the capital of the Company for the payment of any Losses or for any other purposes; nor shall any Member be responsible or obligated to any third party for any debts or liabilities of the Company in excess of the sum of that Member's Capital Contributions to the Company, unrecovered contributions to the capital of the Company, and share of any undistributed Profits of the Company.

Section 7.3 No Right to Participate in Management

No Member, other than a Manager whom is additionally a Member, may participate in the management and operation of the Company's business and its investment activities or bind the Company to any obligation or liability whatsoever.

Section 7.4 Breach of a Member

A Member will breach this Agreement if the Member:

a. Interferes in the management of the Company affairs,

b. Engages in conduct which results in the Company losing its tax status as a Company,

c. Breaches any confidentiality provisions of this Agreement, or fails to discharge a legal duty to the Company.

A Member who is in breach of this Agreement shall be liable to the Company for damages caused by the breach. The Company may offset for the damages against any distributions or return of capital to the Member who has breached this Agreement.

Section 7.5 No Right to Cause Dissolution

No Member shall have the right or power to cause the dissolution and winding up of the Company by court decree or otherwise.

Section 7.6 Voting

The Members' consent or vote of not less than seventy five percent (75%) of the Units entitled to vote shall be required to cause the Company to do anything set forth in this Section, except as otherwise set forth in this Agreement. Members may vote by written consent, with or without a formal meeting. Assignees may not vote.

Members, but not Assignees, shall have the right to vote on the following matters:

a. The removal of the Manager as set forth in Section 6.5 or appointment of additional Managers as set forth in Section 6.7.

b. Amendment of the Company Agreement other than to (i) add to the duties or obligations of the Manager, (ii) cure any ambiguity or correct or supplement any inconsistency, (iii) correct any printing, stenographic or clerical errors or omissions in order that the Company Agreement shall accurately reflect the agreement among the Members; and (iv) reflect information regarding the admission of any additional or substitute Member; provided in each case that the Manager reasonably determines that such amendment will not subject any Member to any material adverse economic consequences.

c. To cause the voluntary dissolution of the Company.

d. Any other matter requiring the vote or consent of Members as set out elsewhere in this Agreement or in the Code.

The consent or vote of seventy five percent (75%) of each respective Syndication Class shall be required to sell or convey any interest in the Company Property allocated to such Syndication Class. The Members acknowledge that only the Syndication Class with a Profit allocation interest in any Company Property may vote or consent on the sale or retention of such Company Property.

Section 7.7 Access to Information

Subject to the provisions of this Section, each Member (and their designee) may examine and audit the Company's books, records, accounts and assets at the principal office of the Company subject to such reasonable restrictions as may be imposed by the Manager. All expenses attributable to any such examination or audit shall be borne by such Member.

An Assignee has no right to information regarding the Company. Though Assignees are not entitled to information, if they have or acquire information, they are subject to the confidentiality provisions of this Article as those provisions apply to Members.

Section 7.8 Confidential Information

The Members acknowledge that they may receive information regarding the Company in the form of trade secrets or other information that is confidential, the release of which may be damaging to the Company or to Persons with whom it does business.

Each Member shall hold in strict confidence any information it receives regarding the Company that is identified as being confidential and may not disclose it to any Person other than another Member, except for disclosures:

a. compelled by law but the Member must notify the Manager promptly of any request for that information, before disclosing it, if practicable;

b. to advisers or representatives of the Member of the Company, but only if they have agreed to be bound by the provisions of this Section; and

c. of information that Member also has received from a source independent of the Company that the Member reasonably believes it obtained without breach of any obligation of confidentiality.

Article 8. Meetings and Notice

Section 8.1 Annual Meetings

No annual meeting of the Members is required.

Section 8.2 Special Meetings

Special meetings of the Members may be called by a Majority in Interest of the Members or the Manager. Special meetings of the Members or Manager shall be called upon delivery to the Members or Manager of Notice of a special meeting of the Members or Manager given in accordance with Section 8.3.

Section 8.3 Notice of Meetings

The Company shall deliver Notice (stating the date, time, and place of any meeting of the Members or Manager and a description of the purposes for which the meeting is called) to each Member or Manager of record entitled to vote at the meeting at such address as appears in the records of the Company at least ten (10), but no more than sixty (60) days before the date of the meeting.

Section 8.4 Waiver of Meeting Notice

A Member or Manager may waive Notice of any meeting, before or after the date and time of the meeting as stated in the Notice, by delivering a signed waiver to the Company for inclusion in the minutes. A Member's or Manager's attendance at any meeting, in person or by proxy, waives objection to lack of Notice or defective Notice of the meeting, unless the Member or Manager, at the beginning of the meeting objects, to holding the meeting or transacting business at the meeting and waives objection to consideration of a particular matter at the meeting that is not within the purposes described in the meeting Notice, unless the Member or Manager objects to considering the matter when it is presented.

Section 8.5 Voting by Proxy

The Members or Manager may appoint a proxy to vote or otherwise act for the Members or Manager pursuant to a written appointment form executed by the Member or Manager or such Person's duly authorized attorney in fact. An appointment of a proxy is effective when received by the secretary or other officer or agent of the Company authorized to tabulate votes. The general proxy of a fiduciary is given the same effect as the general proxy of any other Member or Manager. A proxy appointment is valid for an unlimited term, unless otherwise expressly stated in the appointment form, or unless such authorization is revoked by the Member or Manager who issued the proxy.

Section 8.6 Action by Consent

Any action required or permitted to be taken at a meeting of the Members or Manager may be taken without a meeting if the action is taken by Members holding sufficient voting Units to vote on the action. The action must be evidenced by one (1) or more written consents describing the action taken, which consents, in the aggregate, are signed by sufficient Members entitled to vote on the action and delivered to the Company for inclusion in the minutes.

Section 8.7 Quorum

A quorum for a meeting of the Members shall be the Members holding at least a Majority in Interest of the Members.

Section 8.8 Presence

Any or all Members or Manager may participate in any meeting of the Members by, or through the use of, any means of communication by which all Members or Manager participating may simultaneously hear each other during the meeting. A Member or Manager so participating is deemed to be present in person at the meeting.

Section 8.9 Conduct of Meetings

At any meeting of the Members or Manager, the Manager presides at the meeting and shall appoint a Person to act as secretary of the meeting. The secretary of the meeting shall prepare minutes of the meeting, which shall be placed in the minute books of the Company.

Article 9. Books, Records and Bank Accounts

Section 9.1 Books and Records

The Manager shall keep books of account with respect to the operation of the Company and as required by the Code. Such books shall be maintained at the principal office of the Company, or at such other place as the Manager shall determine, and all Members and their duly authorized representatives shall, at all reasonable times and upon reasonable Notice, have access to such books.

Section 9.2 Accounting Basis and Fiscal Year

The books of account of the Company shall be kept on a method authorized or required by the Internal Revenue Code and as determined by the Manager, and shall be closed and balanced at the end of each Company year. The fiscal year of the Company shall end on December 31st of each year.

Section 9.3 Reports

The Manager shall, at the Company's expense, use commercially reasonable efforts to cause the Company to furnish to each of the Members the following:

a. Within forty five (45) days after the end of each calendar quarter, a discussion of the Company's performance for the quarter.

b. Within ninety (90) days after the end of each calendar year, all information relative to the Company necessary for the preparation of the Members' federal and state income tax returns.

All financial statements and reports shall be prepared at the expense of the Company.

Section 9.4 Bank Accounts and Company Funds

All funds of the Company shall be held in a separate bank account in the name of the Company as determined by the Manager. All accounts used by or on behalf of the Company shall be and remain the property of the Company, and shall be received, held and disbursed by the Manager for the purposes specified in this Agreement.

Article 10. Internal Dispute Resolution Procedure

EACH PROSPECTIVE MEMBER SHOULD CAREFULLY READ THIS ENTIRE ARTICLE TEN TO ENSURE THAT THEY UNDERSTAND THAT BY SIGNING THIS AGREEMENT, THEY ARE GIVING UP THEIR RIGHT TO TRIAL AND REIMBURSEMENT OF EXPENSES RELATED TO ANY DISPUTE. THE PRIMARY PURPOSE OF THIS ARTICLE IS TO PROTECT THE MEMBERS AND THEIR RESPECTIVE INVESTMENTS IN THE COMPANY.

Section 10.1 Introduction

Because the nature of the Company is to generate Profits from Company operations, it is imperative that one Member's dispute with the Manager and/or other Members is not allowed to diminish the Profits available to other Members. Litigation could require diversion of Company Profits to pay attorneys' fees or could tie up Company funds necessary for operation of Company Property, impacting the profitability of the investment for all Members. The only way to prevent such needless expense is to have a comprehensive Dispute Resolution Procedure in place, to which each of the Members have specifically agreed in advance of membership in the Company. The procedure described below requires an aggrieved party to take a series of steps designed to amicably resolve a dispute on terms that will preserve the interests of the Company and other non-disputing Members, before invoking a costly remedy, such as arbitration.

In the event of a dispute, claim, question, or disagreement between the Members or between the Manager and one or more Members arising from or relating to this Agreement, the breach thereof, or any associated transaction (hereinafter "Dispute"), the Manager and Members hereby agree to resolve such Dispute by strictly adhering to the Dispute Resolution Procedure provided in this Article. The following procedure has been adapted for purposes of this Agreement from guidelines and rules published by the American Arbitration Association (the "AAA"):

Section 10.2 Notice of Disputes

The aggrieved party must send written Notice of a Dispute to the Manager.

Section 10.3 Negotiation of Disputes

The parties hereto shall use their best efforts to settle any Dispute. To this effect, they shall consult and negotiate with each other in good faith and, recognizing their mutual interests, attempt to reach a just and equitable solution satisfactory to all parties. If, within a period of ninety (90) days after written Notice of such Dispute has been served by either party on the other, the parties have not reached a negotiated solution, then upon further Notice by either party, the Dispute shall be submitted to mediation administered by the AAA in accordance with the provisions of its Commercial Mediation Rules. The onus is on the aggrieved party to initiate each next step(s) in this Dispute Resolution Procedure as provided below.

a. Tiebreaker Provision. If the disputing parties are unable or unwilling to attempt a negotiated agreement on their own within thirty (30) days of Notice of the Dispute, they shall appoint a mutually acceptable neutral party who shall be either an attorney or C.P.A. licensed in any state, familiar with Securities Act, Regulation A and Regulation D securities offerings, to review the facts surrounding the dispute and offer a nonbinding tiebreaking vote and/or proposed resolution. All costs and fees for such informal resolution shall be split equally between the parties to the dispute.

Section 10.4 Alternative Dispute Resolution

On failure of negotiation; mediation, and as a last resort, binding arbitration shall be used to ultimately settle the Dispute. The following provisions shall apply to any subsequent mediation or arbitration.

a. Preliminary Relief. Any party to the Dispute may seek preliminary relief at any time after negotiation described above has failed, but prior to arbitration, under the "Optional Rules for Emergency Measures of Protection of the AAA Commercial Arbitration Rules and Mediation Procedures." The AAA case manager may appoint an arbitrator who will hear only the preliminary relief issues without going through the arbitrator selection process described in this Article.

b. Consolidation. Identical or sufficiently similar Disputes presented by more than one Member may, at the option of the Manager, be consolidated into a single Dispute Resolution Procedure.

c. Location of Mediation or Arbitration. Any mediation or arbitration shall be conducted in the venue set forth in Section 1.9 and each party to such mediation or arbitration must attend in person.

d. Attorneys Fees and Costs. Each party shall bear its own costs and expenses (including their own attorneys' fees) and an equal share of the mediator or arbitrators' fees and any administrative fees, regardless of the outcome.

e. Maximum Award. The maximum amount a party may seek during mediation or be awarded by an arbitrator is the amount equal to the party's Capital Contributions and any Distributable Cash or interest to which the party may be entitled. An arbitrator will have no authority to award punitive or other damages.

f. AAA Commercial Mediation or Arbitration Rules. Any Dispute submitted for mediation or arbitration shall be subject to the AAA's Commercial Mediation or Arbitration Rules. If there is a conflict between the Rules and this Article, the Article shall be controlling.

Section 10.5 Mediation

Any Dispute that cannot be settled through negotiation as described in this Article may proceed to mediation. The parties shall try in good faith to settle the Dispute by mediation, which each of the parties to the Dispute must attend in person, before resorting to arbitration. If, after no less than three (3) face-to-face mediation sessions, mediation proves unsuccessful at resolving the Dispute, the parties may then, and only then, resort to binding arbitration as described in Section 10.6.

If the initial mediation(s) does not completely resolve the Dispute, any party may request, for good cause (which shall be specified in writing) a different mediator for subsequent mediation(s) by serving Notice of the request the other party(ies) for approval. If good cause exists, such request shall not be unreasonably denied.

a. Selection of Mediator. The complaining party shall submit a request for Mediation to the AAA. The AAA will appoint a qualified mediator to serve on the case. The parties will be provided with a biographical sketch of the mediator. The parties are instructed to review the sketch closely and advise the Association of any objections they may have to the appointment in writing within five (5) days of receipt. If no objections are received within this timeframe, the mediator shall be deemed acceptable and mediation scheduled as soon as possible thereafter.

The preferred mediator shall have specialized knowledge of securities law, unless the dispute pertains to financial accounting issues, in which case the arbitrator shall be a certified public accountant ("C.P.A."), or if no such Person is available, shall be generally familiar with the subject matter involved in the Dispute. If the parties are unable to agree on the mediator within thirty (30) days of the Request for Mediation, the AAA case manager will make an appointment.

Section 10.6 Arbitration

Any Dispute that remains unresolved after good faith negotiation and three (3) failed mediation sessions shall be settled by binding arbitration. Judgment on the award rendered by the arbitrator(s) may be entered in any court having jurisdiction thereof.

a. Selection of Arbitrator. Prior to arbitration, the complaining party shall cause the appointment of an AAA case manager by filing of a claim with the AAA along with the appropriate filing fee, and serving it on the defending party. The AAA case manager shall provide each party with a list of proposed arbitrators who meet the qualifications described below, or if no such Person is available, are generally familiar with the subject matter involved in the Dispute. Each side will be given a number of days to strike any unacceptable names, number the remaining names in order of preference, and return the list to the AAA. The AAA case manager shall then invite Persons to serve from the names remaining on the list, in the designated order of mutual preference. Should this selection procedure fail for any reason, the AAA case manager shall appoint an arbitrator as provided in the applicable AAA Commercial Arbitration Rules.

b. Qualifications of Arbitrator. The selected arbitrator shall have specialized knowledge of securities law, unless the dispute pertains to financial accounting issues, in which case the arbitrator shall be a C.P.A. Further, the selected arbitrator must agree to sign a certification stating that they have read all of the documents relevant to this Agreement in their entirety and this entire Agreement.

c. Limited Discovery. Discovery shall be limited to only those documents pertaining to this Agreement, any written correspondence between the parties, and any other documents specifically requested by the arbitrator as necessary to facilitate his or her understanding of the Dispute. The parties may produce witnesses for live testimony at the arbitration hearing at their own expense. A list of all such witnesses and complete copies of any documents to be submitted to the arbitrator shall be served on the arbitrator and all other parties within forty five (45) days of the arbitration hearing, at the submitting party's expense.

Section 10.7 Maintenance of the Status Quo While a Dispute is Pending

Unless preliminary relief has been sought and granted pursuant to Section 10.4(a) above, while a Dispute is pending, the Manager shall continue all operations and distributions of Distributable Cash in accordance with the provisions set forth in this Agreement as if the Dispute had not arisen, except that, a complaining Member's distributions shall be suspended, and held in trust by the Manager, pending the outcome of the dispute.

Article 11. Member Admissions and Transfers

Section 11.1 Admission of Members

The Company may, from time to time, admit Assignees of Units from Member's as Additional Members.

Section 11.2 Admission Procedure

No Person shall be admitted as a Member unless such Person executes, acknowledges, and delivers to the Company such instruments as the Manager deems necessary or advisable to effect the admission of such Person as an Additional Member, including, without limitation, the written acceptance and adoption by such Person of the provisions of this Agreement, pertinent tax information, as well as any amendments to this Agreement and attorneys fees and costs necessitated by the admission of such Additional Member. Exhibit B will also be revised, from time to time, to reflect the admission of the Additional Member.

Section 11.3 Restrictions on Transfer

Units, or any interest thereof, may not be assigned, pledged, mortgaged, hypothecated, given, sold, resold or otherwise disposed of or encumbered (collectively, "Transfer"), either to an prospective Assignee or prospective Member, unless the Units are registered under the Securities Act of 1933 and appropriate state securities laws, or unless, among other conditions set forth in this Agreement, an exemption from registration is available.

Further, no Transfers may be approved, Assignee rights granted and/or Additional Members admitted until the Transfer: (a) is approved by the Manager which approval may be granted or withheld in its sole discretion and subject to such conditions as it may impose; (b) is evidenced by a written agreement, in form and substance satisfactory to the Manager, that is executed by the transferor, the transferee(s) and the Manager; (c) will not result in violation of the registration requirements of the Securities Act; (d) will not require the Company to register as an investment company under the Investment Company Act of 1940, as amended; and (e) will not result in the Company being classified for United States federal income tax purposes as an association taxable as a corporation.

The Assignee shall execute, acknowledge, and deliver to the Company a written acceptance and adoption by the Assignee of this Agreement and the Assignee's execution, acknowledgment and delivery to the Manager a Power of Attorney, in the form or containing the provision of authority provided in Exhibit A.

The transferor of any Units is required to reimburse the Company for any expenses reasonably incurred in connection with a Transfer, including any legal, accounting and other expenses, whether or not such Transfer is consummated.

The transferee of any Units in the Company that is admitted to the Company as a substituted Member shall succeed to the rights and liabilities of the transferor Member and, after the effective date of such admission, the Capital Account of the transferor shall become the Capital Account of the transferee to the extent of the Units transferred.

Upon the Manager's request, the transferor shall provide (or reimburse if obtained by the Manager) a written opinion of counsel (in a form satisfactory to the Manger) to the effect that such Transfer: (a) will not result in a termination of the Company within the meaning of the Code or Section 708(b) of the Internal Revenue Code; and (b) does not violate any applicable federal or state securities law.

Section 11.4 Non-Recognition of an Unauthorized Transfer or Assignment

Any attempted Transfer in violation of the provisions of this Agreement is null and void. The Company shall not be required to recognize the purported interest in the Company of any transferee or Assignee who has obtained such purported interest in the Units as a result of a Transfer that is not authorized by this Agreement. If the Transfer is in doubt, or if there is reasonable doubt as to who is entitled to a distribution of the income realized from a Unit or the interest of an Assignee, the Company may accumulate the income until this issue is finally determined and resolved. Accumulated income shall be credited to the Capital Account of the Member or Assignee whose interest is in question.

Section 11.5 Assignee Interest Transferred

The transferee of a Unit will be an Assignee until such time as the Assignee satisfies the requirements of Section 11.2 to become a Member of the Company. Until such time as an Assignee is admitted as a Member, the Assignee shall have only those rights set forth in Section 11.06 of this Agreement.

Section 11.6 Rights of an Assignee

If an Assignee of a Unit is not admitted as a Member because of the failure to satisfy the requirements of Section 11.2, such Assignee shall nevertheless be entitled to receive such distributions from the Company as the transferring Member would have been entitled to receive under this Agreement with respect to such Units had the transferring Member retained such Units.

Assignees shall have no other rights of Members including access to Company records and information. Assignees do not have voting rights. Members have legal and economic rights, while Assignees only have the right to receive economic benefits.

Section 11.7 Permitted Transfers

A Member may Transfer its Unit without the consent of any other Member to a trust for his or her benefit, to his or her spouse, to a trust for the benefit of his or her spouse, to his or her Immediate Family, or to a trust for the benefit of his or her Immediate Family, so long as the proposed transfer does not: (a) cause the Company to terminate for federal income tax purposes; (b) result in any event of default as to any secured or unsecured obligation of the Company; (c) result in a violation of the Securities Act; (d) cause a reassessment of any Company Property; or (e) cause other adverse material impact to the Company.

Section 11.8 Involuntary Transfers

Upon the death, disability, bankruptcy, insolvency, liquidation or dissolution of a Member, the rights and obligations of that Member under this Agreement shall inure to the benefit of, and shall be binding upon, that Member's successor(s), estate or legal representative, and each such Person shall be treated as an Assignee until and unless such Person is admitted as a Member pursuant to the Agreement.

Upon the death or disability of an individual Member or holder of an Assignee interest, the personal representative of the individual Member or holder of such interest shall have the same rights with respect to the Unit or Assignee interest as those held by the deceased person for the purpose of settling or managing the Member's or holder's estate.

An Assignee of any transfer under this Section shall be bound by all of the terms and conditions of this Agreement.

Section 11.9 Assignee to Assume Tax Liability

The Assignee of a Unit as well as any Person who acquires a charging order against a Unit shall report Profits, income, gains, Losses, deductions and credits with respect to such Unit for the period in which the Assignee interest is held or for the period the charging order is outstanding. The Manager shall deliver to the Assignee or the holder of such charging order, as the case may be, all tax forms required to be delivered to

Members generally indicating that the income from such Unit has been allocated to the holder of the Assignee interest or the holder of charging order.

Article 12. Dissolution and Termination

Section 12.1 Events of Dissolution

The Company shall be dissolved upon the occurrence of any of the following events:

a. The withdrawal of the Manager unless (i) the Company has at least one (1) other Manager, or (ii) within ninety (90) days after the withdrawal, a Majority in Interest of the Members vote to continue the business of the Company and to appoint, effective as of the date of withdrawal, one or more additional Managers.

b. The withdrawal of all Members, unless the Company is continued in accordance with the Code.

c. The determination by the Manager and a vote of the Members to dissolve the Company as set forth in Section 7.6.

d. The Company shall be dissolved upon the entry of a decree of judicial dissolution by a court of competent jurisdiction.

Section 12.2 Effective Date of Dissolution

Absent the election to continue the Company as provided in this Article, dissolution of the Company shall be effective on the date on which the event occurs giving rise to the dissolution, but the Company shall not be wound up until the Company's Certificate of Formation is canceled and the assets of the Company have been distributed as provided in this Agreement.

Section 12.3 Operation of the Company after Dissolution

During the period in which the Company is winding up, the business of the Company and the affairs of the Members shall continue to be governed by this Agreement.

Section 12.4 Liquidation of the Company Property

Upon dissolution of the Company, the Manager or, in the absence of a Manager, a liquidator appointed by a Majority in Interest of the Members, shall liquidate the Company Property, apply and distribute the proceeds derived from the liquidation of the Company Property as contemplated by this Agreement, and cause the cancellation of the Company's Certificate of Formation.

a. Payment of Company Creditors and Provision for Reserves. The proceeds derived from the liquidation of Company Property shall first be applied toward or paid to any creditor of the Company who is not a Member. The order of priority of payment to any creditor shall be as required by applicable law. After payment of liabilities owing to creditors, excluding Members, the Manager or liquidator shall set up such reserves as deemed reasonably necessary for any contingent or unforeseen liabilities or obligations of the Company.

b. Ability to Create an Escrow Account. Any reserves for contingent liabilities may, but need not, be paid over by the Manager or liquidator to a bank to be held in escrow for the purpose of paying any such contingent or unforeseen liabilities or obligations. Following the expiration of such period as the Manager or liquidator may deem advisable, such remaining reserves shall be distributed to the Members or their assigns in the order of priority set forth in the provisions of this Agreement relating to distributions to Members.

c. Distribution of Company Property after the Payment of Liabilities and Establishment of Reserves. After paying liabilities and providing for reserves, the Manager or liquidator shall satisfy any debts owed to Members with the remaining net assets of the Company, if any, and then distribute any remaining assets to the Members in proportion to their positive Capital Account balances.

d. Non-Cash Assets. If any part of the net assets distributable to the Members consists of notes, real estate equity or interests or other non-cash assets, the Manager or liquidator distribute any non-tangible property interests directly to the Members and it may take whatever steps it deems appropriate to convert tangible property interests into cash or any other form to facilitate distribution. If any assets of the Company are to be distributed in kind, such assets shall be distributed on the basis of their fair market value at the date of distribution, as determined by the Manager or liquidator.

Section 12.5 Company Property Sole Source

The Members shall look solely to the Company Property for the payment of any debts or liabilities owed by the Company to the Members and for the return of their Capital Contributions and liquidation amounts. If the Company Property remaining after the payment or discharge of all of its debts and liabilities to Persons other than Members is insufficient to return the Members' Capital Contributions, the Members shall have no recourse against the Company, Manager or any other Members, except to the extent that such other Members may have outstanding debts or obligations owing to the Company.

Section 12.6 Sale of Company Property during Term of the Company

The sale of Company Property during the term of the Company shall not be considered a liquidation of the Company and therefore is not a dissolution and termination as defined under this Article.

Article 13. Indemnification

Section 13.1 General Indemnification

The Manager, its Affiliates, and their respective officers, directors, agents, partners, members, managers, employees, and any Person the Manager designates as an indemnified Person (each, an "Indemnified Party") shall, to the fullest extent permitted by law, be indemnified on an after tax basis out of the Company Property (and the Manager shall be entitled to grant indemnities on behalf of the Company, and to make payments out of the Company, to any Indemnified Party in each case in accordance with this Section) against any and all losses, claims, damages, liabilities, costs and expenses (including legal fees and expenses), judgments, fines, penalties, interest, settlements and other amounts (collectively, "Liabilities") arising from any and all claims, demands, actions, suits and proceedings, whether civil, criminal, administrative, or investigative in which any Indemnified Party is or may be involved, or is threatened to be involved, as a party or otherwise, in connection with the investments and activities of the Company or by reason of such Person being the Manager or agent of the Manager or Company.

However, no such Indemnified Party shall be so indemnified, with respect to any matter for which indemnification is sought, to the extent that a court of competent jurisdiction determines pursuant to a final and non-appealable judgment that, in respect of such matter, the Indemnified Party had (a) not to have acted in good faith or in the reasonable belief that the party's action was not in, or opposed to, the best interests of the Company or to have acted with gross negligence or willful misconduct, or in breach of such party's fiduciary duty to the Company, if any, or (b) with respect to any criminal action or proceeding, to have had cause to believe beyond any reasonable doubt the party's conduct was criminal. An Indemnified Party shall not be denied indemnification in whole or in part under this Section because the Indemnified Party had an interest in the transaction with respect to which indemnification applies if the transaction was otherwise permitted by the terms of this Agreement.

Section 13.2 Indemnity for Misrepresentation of a Prospective Member

Further, each Member shall indemnify and hold harmless the Manager and other Indemnified Parties from and against any and all loss, cost, liability, expense, damage or judgment of whatsoever nature to or from any Person or entity, including reasonable attorneys' fees, arising from or in any way connected, with any liability arising from that Member's misrepresentation(s) that it met the "suitability standards" established by the Manager for membership in the Company.

Section 13.3 Advancement of Indemnification Funds

To the fullest extent permitted by law, amounts incurred in respect of Liabilities incurred by an Indemnified Party in defending any claim, demand, action, suit or proceeding, whether civil, criminal, administrative or investigative, shall from time to time be advanced by the Company prior to a determination that the Indemnified Party is not entitled to be indemnified, upon receipt by the Company of an undertaking by or on behalf of the Indemnified Party to repay such amount if it shall be determined that the Indemnified Party is not entitled to be indemnified as set forth in Section 13.1.

Section 13.4 No Impairment of Indemnification

No amendment, modification or repeal of this provision or any other provision of this Agreement shall in any manner terminate, reduce or impair the right of any past Indemnified Party to be indemnified by the Company or the obligations of the Company to indemnify any such Indemnified Party under and in accordance with the provisions of this Agreement as in effect immediately prior to such amendment, modification or repeal with respect to any claim, demand, action, suit or proceeding, whether civil, criminal, administrative or investigative, arising from or relating to matters occurring, in whole or in part, prior to such amendment, modification or repeal, regardless of when such claim, demand, action, suit or proceeding may arise or be asserted.

Section 13.5 Exculpation of Actions in Good Faith

Neither the Manager nor its Affiliates shall be liable to the Company or any Member for any loss which arises out of any action or omission of such party if (a) such party determined, in good faith, that such course of conduct was in, or not opposed to, the best interest of the Company and, with respect to any criminal action or proceeding, had no reasonable cause to believe such party's conduct was unlawful, and (b) such course of conduct did not constitute a breach of such party's fiduciary duty (if any) to the Company or gross negligence or willful misconduct of such party.

Section 13.6 Termination of Indemnification Rights

The provisions of this Article shall survive the dissolution of the Company.

Article 14. General Matters

Section 14.1 Successors and Assigns

Subject to the restrictions on transfer provided in this Agreement, this Agreement, and each and every provision of it, shall be binding upon and shall inure to the benefits of the Members, their respective successors, successors-in-title, personal representatives, heirs, Assignees and other assigns.

Section 14.2 Power of Attorney

Each Member by the execution of this Agreement, does hereby irrevocably constitute and appoint the Manager as such Member's true and lawful agent and attorney-in-fact, with full power and authority in the Member's name, place, and stead, to make, execute, sign, acknowledge, swear to, deliver, file, and record such documents as may be necessary or appropriate to do, or cause to be done, the actions set forth in Exhibit A.

Section 14.3 Amendment

The Manager, without the consent of the Members, may amend any provision of this Agreement or the Certificate of Formation, and may execute, swear to, acknowledge, deliver, file, and record such documents as may be required in connection therewith, to:

a. change the name of the Company or the location of its principal office,

b. add to the duties or obligations of the Manager which are not described in this Agreement,

c. correct any printing, stenographic or clerical errors or omissions in order that the Agreement shall accurately reflect the agreement among the Members, and

d. reflect information regarding the admission of any additional or substitute Member.

Provided that in each of the foregoing instances, the Manager reasonably determines that such amendment will not subject any Member to any material adverse economic consequences.

Any amendments not similar to the foregoing or as otherwise permitted by the Power of Attorney shall require the written consent or vote as set forth in Section 7.6.

Section 14.4 Partition

No Member, nor any successor-in-interest to any Member, shall have the right while this Agreement remains in effect to have any Company Property partitioned, or to file a complaint or institute any proceeding at law, or to demand, request, or require the liquidation or dissolution of the Company, the return of capital or any specific assets of the Company, or in equity to have Company Property partitioned, and each Member, on its own behalf and that of its successors, representative, heirs, and assigns, hereby waives any such right.

The Members intend that during the term of this Agreement, the rights of the Members and their successors-in-interest, as among themselves, shall be governed by the terms of this Agreement, and that the right of any Member or successors-in-interest to Transfer or otherwise dispose of its Interest in the Company shall be subject to the limitations and restrictions of this Agreement.

Section 14.5 No Waiver

The failure of any Member to insist upon strict performance of any provision or obligation of this Agreement, irrespective of the length of time for which such failure continues, shall not be a waiver of such Member's right to demand strict compliance in the future. No consent or waiver, express or implied, to or of any breach or default in the performance of any obligations under this Agreement, shall constitute a consent or waiver to or of any other breach or default in the performance of the same or any other obligation.

Section 14.6 General Matter

The following general matters of construction shall apply to the provisions of this Agreement:

a. Construction. Unless the context requires otherwise, words denoting the singular may be construed as plural and words of the plural may be construed as denoting the singular. Words of one gender may be construed as denoting another gender as is appropriate within such context. The word "or" when used in a list of more than two items may function as both a conjunction and a disjunction if the context permits.

b. Headings of Articles, Sections, and Subsections. The headings of Articles, Sections, and Subsections used within this Agreement are included solely for the convenience and reference of the reader. They shall have no significance in the interpretation or construction of this Agreement.

c. Notices. Any notice or communication to be given under the terms of this Agreement ("Notice") shall be in writing and shall be personally delivered or sent by facsimile, overnight delivery, first class United States mail, or email if permitted by the respective Member. Notice shall be effective: (a) if personally delivered, when delivered; (b) if by facsimile, on the day of transmission thereof on a proper facsimile machine with confirmed answerback; (c) if by overnight delivery, the day after delivery thereof to a reputable overnight courier service, delivery charges prepaid; (d) if mailed, at midnight on the third business day after deposit in the mail, postage prepaid; or (e). Notices to the Company shall be addressed to its principal office and to Members at their address for correspondences as set forth in the subscription documents provided to the Company, each as amended from time to time by Notice of the transferring party. The Manager does not permit Notice by email.

d. Applicable State Law. The validity of this Agreement shall be determined by reference to the Code without regards to choice of law principals.

e. Duplicate Originals. This Agreement may be executed in several counterparts; each counterpart shall be considered a duplicate original agreement.

f. Severability. If any provision of this Agreement is declared by a court of competent jurisdiction to be invalid for any reason, such invalidity shall not affect the remaining provisions of this Agreement. The remaining provisions shall be fully severable, and this Agreement shall be construed and enforced as if the invalid provision had never been included.

g. Acceptance. Each Manager and Member hereby acknowledges and confirms that he, she, or it has reviewed this Agreement, accepts all its provisions, and agrees to be bound by all the terms, conditions, and restrictions contained in this Agreement.

[*Signature Page Follows*]

IN WITNESS WHEREOF, the Members and the Manager have executed this Agreement to be effective as of the day and year first above written.

MANAGER:

Kingvale Capita, Inc., a Delaware corporation,
as managing member of the Company

X: 
Louis Petrossi, as President

EXHIBIT A TO COMPANY AGREEMENT

SEQUOIA ROYALTY, LLC
MEMBER COUNTERPART SIGNATURE PAGE AND LIMITED POWER OF ATTORNEY

The undersigned prospective member hereby executes this counterpart signature page and joins in Sequoia Royalty, LLC's, a Delaware limited liability company (the "Company"), Amended and Restated Company Agreement, dated August 11, 2011 (the "Company Agreement"), between and among Kingvale Capital, Inc., a Delaware corporation, as the managing member of the Company (the "Manager"), and the persons and/or entities purchasing units (the "Members") as described in the Company Agreement.

For purposes of reference, this document specifically incorporates the Company Agreement, dated August 11, 2011. The undersigned acknowledges that this counterpart signature page may be affixed with other counterpart signature pages of substantially like tenor executed by the other parties to such Company Agreement to constitute an original and which taken together shall be but a single instrument.

The undersigned acknowledges that, by initialing here, they have read, understand, and agree to the entire dispute resolution procedure described in Article 10 of the Company Agreement; they have sought advice of their own counsel to the extent they deem necessary, and are giving up their right to trial by jury and their right to conduct pretrial discovery, and their right to reimbursement of expenses, including attorneys' fees, related to a dispute.

____
Initials

The undersigned hereby irrevocably constitutes and appoints the Manager as its true and lawful attorney and agent, in its name, place, and stead to make, execute, acknowledge, and, if necessary, to file and record:

(a) all agreements, certificates and other instruments which the Manager deems necessary or appropriate to admit the undersigned as a Member of the Company including counterparts of the Company Agreement, and effectuate his, her or its subscription as a purchaser of Units in the Company;

(b) all agreements, certificates and other instruments which the Manager deems necessary or appropriate to effectuate and continue the valid and subsisting existence of the Company;

(c) all agreements, certificates and other instruments which the Manager deems necessary or appropriate to reflect a change, amendment or modification of the Company Agreement that is approved in accordance with the terms thereof, including if the Member did not vote in favor of such change, amendment or modification, or approval by the Member of such change, amendment or modification is not required in accordance with the terms of the Company Agreement;

(d) all agreements, certificates and other instruments which the Manager deems necessary or appropriate to reflect a transfer of any Units in the Company or the admission of a Member in accordance with the terms of the Company Agreement;

(e) to take any further action which such attorney in fact shall consider necessary or advisable in connection with any of the foregoing; provided that in no event may such attorneys utilize this power of attorney to (i) cast any vote or consent on any matter with respect to which the Member is entitled to vote under the terms of the Company Agreement or by law, or (ii) increase in any way the liability of the Member beyond the liability expressly set forth in the Company Agreement.

This power of attorney shall be deemed irrevocable and coupled with an interest. A copy of each document executed by the Manager pursuant to this power of attorney shall be transmitted to the undersigned Member promptly after the date of the execution of any such document.

This power of attorney shall survive delivery of any assignment by the undersigned Member of the whole or any part of such Member's Units, provided that if such assignment was of all of the undersigned Member's Units and the substitution of the assignee as a Member has been consented to by the Manager, this power of attorney shall survive the delivery of such assignment for the purpose of enabling the Manager to execute, acknowledge, and file any and all certificates and other instruments necessary to effectuate the substitution of the assignee as a substitute Member. This power of attorney shall survive the death, incapacity, dissolution, or termination of the undersigned Member and shall extend to the undersigned Member's successors and assigns.

Except as expressly set forth in the Company Agreement, this power of attorney cannot be utilized by the Manager for the purpose of increasing or extending any financial obligation or liability of the undersigned Member or altering the method of division of available cash or net income or loss without the written consent of the undersigned Member.

EACH PERSON ACKNOWLEDGES AND CONFIRMS THAT THEY HAVE REVIEWED THE OPERATING AGREEMENT, ACCEPTS ITS PROVISIONS, AND AGREES TO BE BOUND BY ALL THE TERMS, CONDITIONS AND RESTRICTIONS CONTAINED THEREIN.

IN WITNESS WHEREOF, this Company Agreement Counterpart is executed as of the date listed below and shall be effective as of the date prospective member has been accepted as a Member of the Company.

Prospective Member:

____

Subscription Amount

____

Full Name of Person or Entity

____

Signature of Member (Person or Entity Representative, including title as necessary)

____

Signature of joint Member (if necessary)

____

Date

EXHIBIT B TO SEQUOIA ROYALTY, LLC
COMPANY AGREEMENT

LIST OF MEMBERS

The following persons are the initial Members of the Company, and their Units are set forth below. This Exhibit will be amended from time to time to include past and current Members and their respective Interests.

Authorized Units: 5,050

Issued Units:

	Name	No. of Units
Class A Units:	Kingvale Capital, Inc.	50

Unissued Units:

Class B Units:	500
Class C Units:	500
Class D Units:	500
Class E Units:	500
Class F Units:	500
Class G Units:	500
Class H Units:	500
Class I Units:	500
Class J Units:	500
Class K Units:	500

Part III

Sequoia Royalty, LLC
August 11, 2011

EXHIBIT 5

SUBSCRIPTION DOCUMENTS

SEQUOIA ROYALTY, LLC
SUBSCRIPTION BOOKLET

THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OF OR GIVE ITS APPROVAL TO ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING CIRCULAR OR OTHER SELLING LITERATURE. THESE SECURITIES ARE OFFERED PURSUANT TO AN EXEMPTION FROM REGISTRATION WITH THE COMMISSION; HOWEVER, THE COMMISSION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THE SECURITIES OFFERED HEREUNDER ARE EXEMPT FROM REGISTRATION.

INSTRUCTIONS TO INVESTORS

Please read carefully the Offering Circular dated August 11, 2011 and any supplements thereto (the "Circular") for the sale of limited liability company "Units" defined as Classes B, C, D, E, F, G, H, I, J and/or K membership units in Sequoia Royalty, LLC a Delaware limited liability company (the "Company"), as amended or supplemented from time to time (collectively, the "Offering"), before deciding to purchase Units.

Each prospective investor (the "Investor") in Units should examine the suitability of this type of investment in the context of his or her own needs, investment objectives and financial capabilities, and should make his or her own independent investigation and decision as to suitability and as to the risk and potential gain involved. Also, each Investor in Units is encouraged to consult with his or her attorney, accountant, financial consultant or other business or tax adviser regarding the risks and merits of the proposed investment.

If you meet the qualifications listed herein and desire to purchase Units, then please complete the documents contained this Subscription Booklet ("Subscription Documents"), including the following "Subscription Agreement." The Subscription Documents should be mailed or faxed to the below address, delivered to the Company's managing member (the "Manager"), or as further directed by the Company. The dollar amount for which the Investor is subscribing (the "Subscription Amount") should be mailed to the below address, delivered to the Manager, wired to the Company's account as provided below or as further directed by the Company.

Contact and check delivery address:
Sequoia Royalty, LLC
c/o Louis Petrossi
7509 Whimbleton Way
Reno, NV 89511
Fax: 775-321-8584
Phone: 775-720-4580

Bank wire instructions:
Bank: Wells Fargo, N.A
Bank Phone: 801- 246-4821
Reference: Sequoia Royalty, LLC
Swift Code: WFBIUS6S
Routing # 121000248
Account # 5563633310

In connection with your subscription, you are required to fund the entire Subscription Amount for your membership interest, at a price of $1,000 per Unit.

Upon receipt by the Company of the executed Subscription Documents, verification by the Company of your investment qualifications, receipt by the Manager of your Subscription Amount and acceptance of your subscription by the Company (the Company reserves the right, in its sole discretion, to accept or reject a subscription for any or no reason whatsoever), the Company will notify you of receipt and acceptance (or rejection) of your subscription. The class of Units you are issued will depend on the order in which Investors' Subscription Documents with Subscription Amounts are received by the Company, as determined in the Company's sole discretion.

The Subscription Documents consist of the following:

Document	Pages
Part 1: Subscription Agreement	3 to 8
Part 2: Company Agreement Counterpart	9 to 10
Part 3: Anti-Money Laundering Questionnaire	11 to 12

Part 1
SEQUOIA ROYALTY, LLC
SUBSCRIPTION AGREEMENT

SUBSCRIBER INFORMATION		
Name of Investor		Social Security # or Tax I.D.
Street Address		
City	State	Zip Code
Phone	Fax	Email
Name and Title of Authorized Representative, if Subscriber is an Entity		

The Investor must complete certain portions of the Supplemental Questionnaire located in Part 4 of this Subscription Booklet if the investment funds are not being delivered directly from a U.S. domiciled financial institution, please complete the Anti-Money Laundering Requirements Questionnaire

1. The above named investor ("Investor") hereby subscribes for the dollar amount indicated on the signature page hereto (the "Subscription Amount") of limited liability company interests (the "Units") in Sequoia Royalty, LLC, a Delaware limited liability company (the "Company"). The Investor desires to be admitted as a member ("Member") of the Company, or to increase the Investor's aggregate Subscription Amount.

2. The Units will be held by the Investor as:

______ INDIVIDUAL INVESTOR	______ CUSTODIAN ENTITY	______ TENANTS-IN-COMMON
______COMMUNITY PROPERTY	______ CORPORATION	______ JOINT TENANTS
______LLC	______ PARTNERSHIP	______ TRUST

If the Units are intended to be held as Community Property, as Tenants-In-Common or Joint Tenancy, then each party (spouse) should execute this Subscription Agreement.

If the Units are being acquired by an entity (Corporation, Partnership, LLC or Trust), then additional documentation of the organization and authorization to invest may be required by the Company's managing member ("Manager"). To induce the Company's Manager to accept this subscription, the Investor hereby agrees and represents that:

(a) The Investor has transferred, by wire or by check, funds equal to the Subscription Amount to the Manager concurrently with submitting this Subscription Agreement.

(b) Within 5 days after receipt of a written request from the Manager, the Investor shall provide such information and execute and deliver such documents as the Manager may reasonably request to comply with any and all laws and ordinances to which the Company may be subject, including the securities laws of the United States or any other applicable jurisdiction.

(c) The Company has entered into, and from time to time may enter into, separate subscription agreements with other investors for the sale of Units to such other investors. The sale of Units to such other investors and this sale of the Units shall be separate sales and this Subscription Agreement and the other subscription agreements shall be separate agreements.

(d) The Investor has supplied the Manager with the following documentation prior to acceptance by the Company.

(i) For a natural person, a government issued form of picture identification (*e.g.*, passport or driver license).

(ii) For entities, a certificate of due formation and organization and documentation (e.g. resolution or operating document) attesting to the title and authority of the individual executing this Subscription Agreement.

(e) The Investor understands that the Company will determine the number and class of Units to be issued to the Investor, as listed on the acceptance line of this Subscription Agreement, based upon the order in which the Company receives Subscription Agreements with Subscription Amounts from all potential Investors; and that allocations of Company profits, losses and distributions will depend on the class of Units issued to the Investor.

(f) The Investor understands the meaning and legal consequences of, and that the Company and the Manager intend to rely upon, the representations and warranties contained in Sections 3 and 4 hereof, and the Investor hereby agrees to indemnify and hold harmless the Company and the Manager and each other Member of the Company or any manager, member, officer, employee, agent or affiliate thereof from and against any and all loss, damage or liability due to or arising out of a breach of any representation or warranty of the Investor, whether contained in the Company Agreement or this Subscription Agreement.

3. To induce the Manager to accept this subscription, the Investor hereby represents and warrants that that the Investor meets at least one of the following criteria (initial those that apply):

______ The Investor, either alone or with his or her purchaser representative(s) has such knowledge and experience in financial and business matters that he or she, either alone or with his or her purchaser representative(s), is capable of evaluating the merits and risk of the investment.

______ Potential Investor's investment will not exceed 20% of their current liquid net worth or 10% of their total net worth.

______ One of the Investor's investment objectives with respect to this investment is speculation.

______ The Investor is an "Accredited Investor" as a natural person (individual) whose own net worth, taken together with the net worth of the Investor's spouse, exceeds $1,000,000, excluding equity in the Investor's principal residence but, if the net effect of his or her mortgage results in negative equity, the Investor should include any negative effects in calculating his or her net worth; or the Investor is a natural person (individual) who had an individual income in excess of $200,000 (or joint income with the Investor spouse in excess of $300,000) in each of the two previous years and who reasonably expects a gross income of the same this year.

______ The Investor is an entity as to which all the equity owners are Accredited Investors. If this paragraph is initialed, the Investor represents and warrants that the Investor has verified all such equity owners' status as an Accredited Investor.

4. To induce the Manager to accept this subscription, the Investor hereby represents, warrants, acknowledges and agrees that:

(a) The information provided by the Investor, and any other information provided to the Manager by the Investor, is true and correct in all respects as of the date hereof and the Investor hereby agrees to promptly notify the Manager and supply corrective information to the Company if, prior to the consummation of its investment in the Company, any of such information becomes inaccurate or incomplete.

(b) The Investor, if an individual, is over 21 years of age, and the address set forth above is the true residence and domicile of the Investor, and the Investor has no present intention of becoming a resident or domiciliary of any other state or jurisdiction. If a corporation, trust, partnership or other entity, the Investor has its principal place of business at the address set forth above.

(c) The Investor has received and reviewed carefully the Offering Circular of the Company dated August 11, 2011 and all supplements thereto (the "Circular") and the Company's Company Agreement, dated August 11, 2011 ("Company Agreement").

(d) The Investor has had an opportunity to ask questions of and receive answers from the officers of the Manager, or a person or persons acting on its behalf, concerning the Company and the terms and conditions of this investment, and all such questions have been answered to the full satisfaction of the Investor.

(e) Except as set forth in this Subscription Agreement, no representations or warranties have been made to the Investor by the Company, the Manager or any partner, agent, employee or affiliate thereof, and in entering into this transaction the Investor is not relying upon any information, other than that contained in the Circular, Exhibits to the Circular and the Company Agreement.

(f) The Investor has such knowledge and experience in financial and business matters that it is capable of evaluating the merits and risks of an investment in the Company and making an informed investment decision with respect thereto. The Investor has consulted its own advisers with respect to its proposed investment in the Company.

(g) The Investor is not making this subscription in any manner as a representative of a charitable remainder unitrust or a charitable remainder trust.

(h) The Investor has the financial ability to bear the economic risk of the Investor's investment, including a complete loss thereof, has adequate means for providing for its current needs and possible contingencies and has no need for liquidity in its investment.

(i) The Investor is not acquiring the Units with a view towards distribution.

(j) The Investor acknowledges and understands that:

(i) The Units are a speculative investment and involve a substantial degree of risk;

(ii) Neither the Company nor the Manager has a significant financial or operating history;

(iii) The Units have not been registered under the Securities Act in reliance on an exemption thereunder, that this offering has not been approved or disapproved by the Securities and Exchange Commission or by any other federal or state agency, and that no such agency has passed on the accuracy or adequacy of the Circular;

(iv) Any federal income tax treatment which may be currently available to the Investor may be lost through adoption of new laws or regulations, amendments to existing laws or regulations or changes in the interpretations of existing laws and regulations;

(v) The value of a Member's capital account and withdrawals therefrom under the Company Agreement, and the performance of the Company, may be based on unaudited and in some cases, estimated, valuations of the Company's investments and that valuations provided in any member's account statement or periodic report may be an unaudited, estimated value;

(vi) The Manager and its affiliates may provide investment services to, and may have investment responsibilities for, other individuals and entities and that the Manager may give advice or exercise investment responsibility and take other action with respect to accounts of such persons or entities which may differ from advice given or action taken for the Company. The Manager shall have no obligation to acquire for the Company, or to sell for the Company, a position in any investment which any such account may acquire or sell;

(vii) The Company does not intend to register as an "investment company" under the Investment Company Act of 1940, as amended (the "1940 Act") pursuant to an exemption from such registration requirements; and

(viii) The Manager does not intend to register as an "investment advisor" under the Investment Advisors Act of 1940, as amended.

(k) If the Investor is an entity, the Investor represents that: (i) it was not formed for the purpose of investing in the Company; (ii) it is not investing more than 40% of its total assets in the Company; (iii) each of the Investor's beneficial owners participates in investments made by the Investor pro rata in accordance with its interest in the Investor and, accordingly, the Investor's beneficial owners cannot opt-in or opt-out of investments made by the Investor; and (iv) the Investor's beneficial owners did not and will not contribute additional capital (other than previously committed capital) for the purpose of purchasing the Units. If the Investor is an entity in which a holder of an interest in such entity may decide whether or how much to invest by means of such entity in various investment vehicles including the Company, then the Investor shall notify the Manager as to the number of holders of interests in the Investor, the number of holders of interests in the Investor that hold interests in the Company through the Investor and any changes to either such number.

(l) The Investor acknowledges and understands that the Manager's fees and distributions and all other costs and expenses of the Company and the Investor's investment in the Company may be paid directly from the Company's funds.

(m) The Investor represents and warrants that (i) the Units are to be purchased with funds that are from legitimate sources in connection with its regular business activities and which do not constitute the proceeds of criminal conduct; (ii) the Units are not being acquired, and will not be held, in violation of any applicable laws; (iii) the Investor is not listed on the list of Specially Designated Nationals and Blocked Persons maintained by the United States Office of Foreign Assets Control ("OFAC"); and (iv) the Investor is not a senior foreign political figure, or any immediate family member close associate of a senior foreign political figure.

(n) If the Investor is an individual retirement account, qualified pension, profit sharing or other retirement plan, or governmental plans or units (all such entities are herein referred to as a "Retirement Trust"), the Investor represents that the investment in the Company by the Retirement Trust has been authorized by the appropriate person or persons and that the Retirement Trust has consulted its counsel with respect to such investment and the Investor represents that it has not relied on any advice of the Manager or its affiliates in making its decision to invest in the Company.

5. It is understood that this subscription is not binding on the Company until the Manager accepts it on behalf of the Company, which acceptance is at the sole discretion of the Manager, by executing this Subscription Agreement where indicated. The Manager may accept this subscription in whole or in part. If the Manager accepts this subscription only in part, the Manager shall cause to be returned to the Investor any cash or check tendered herewith by the Investor to the Company but not accepted on behalf of the Company without interest. If such acceptance is not secured, the Manager shall cause to be returned to the Investor any cash or check tendered herewith by the Investor to the Company with interest accrued thereon, if any, and the Company and the Investor shall have no further obligation to each other hereunder.

6. The Manager and the Company reserve the right to request such information as is necessary to verify the identity of the Investor. The Investor shall promptly on demand provide such information and execute and deliver such documents as the Company or Manager may request to verify the accuracy of the Investor's representations and warranties herein or to comply with the USA PATRIOT Act of 2001, as amended (the "Patriot Act"), certain anti-money laundering laws or any other law or regulation to which the Company or the Manager may be subject (the "Relevant Legislation"). In addition, by executing this Subscription Agreement the Investor authorizes the Manager to provide the Company's legal counsel and any other appropriate third party with information regarding the Investor's account, until the authorization is revoked by the Investor in writing to the Manager.

7. The Company represents and warrants to the Investor that:

(a) The Company is duly formed and validly existing in good standing as a limited liability company under the laws of the State of Delaware, and has all requisite power and authority to carry on its business as now conducted and as proposed to be conducted as described in the Circular.

(b) The execution, delivery and performance by the Company of this Subscription Agreement have been authorized by all necessary action on behalf of the Company, and this Subscription Agreement is a legal, valid and binding agreement of the Company, enforceable against the Company in accordance with its terms.

8. This Subscription Agreement and the Company Agreement constitute the entire agreement among the parties hereto pertaining to the subject matter hereof and supersede all prior and contemporaneous agreements and understandings of the parties in connection therewith. No covenant, representation or condition not expressed in this Subscription Agreement or the Company Agreement

shall affect, or be effective to interpret, change or restrict, the express provisions of this Subscription Agreement.

9. This subscription is not transferable or assignable by the Investor. All notices or other communications to be given or made hereunder shall be in writing and shall be delivered personally or mailed, postage prepaid, to the Investor or to the Company, as the case may be, at their respective addresses set forth on the initial page hereto with respect to the Investor and on the initial page of the Subscription Booklet with respect to the Company. This Subscription Agreement shall be governed by, and construed and enforced in accordance with, the laws of the State of Delaware without regard to its principles of conflicts of laws. All nouns and pronouns and any variations thereof used herein shall be deemed to refer to the masculine, feminine, neuter, singular or plural as the identity of the person or persons may require. All capitalized terms used, but not defined, herein shall have the respective meanings given to such terms in the Company Agreement.

IN WITNESS WHEREOF, the Investor has executed this Subscription Agreement on the date set forth below.

________________, 20___
Date

____
Name of Subscriber

$________________
Subscription Amount:

____
Signature

____
Title (if the subscriber is not a natural person)

Additional Subscribers should re-print and execute this page.

The foregoing subscription is hereby accepted on behalf of the Company this ____ day of ________________, 20___, for $______________ for the purchase of _____ Class _____ Units.

By: ______________________________

Printed/ Title: __________________________________

Part 2
SEQUOIA ROYALTY, LLC
MEMBER COUNTERPART SIGNATURE PAGE AND
LIMITED POWER OF ATTORNEY

The undersigned prospective member hereby executes this counterpart signature page and joins in Sequoia Royalty, LLC's, a Delaware limited liability company (the "Company"), Amended and Restated Company Agreement, dated August 11, 2011 (the "Company Agreement"), between and among Kingvale Capital, Inc., a Delaware corporation, as the managing member of the Company (the "Manager"), and the persons and/or entities purchasing units (the "Members") as described in the Company Agreement.

For purposes of reference, this document specifically incorporates the Company Agreement, dated August 11, 2011. The undersigned acknowledges that this counterpart signature page may be affixed with other counterpart signature pages of substantially like tenor executed by the other parties to such Company Agreement to constitute an original and which taken together shall be but a single instrument.

The undersigned acknowledges that, by initialing here, they have read, understand, and agree to the entire dispute resolution procedure described in Article 10 of the Company Agreement; they have sought advice of their own counsel to the extent they deem necessary, and are giving up their right to trial by jury and their right to conduct pretrial discovery, and their right to reimbursement of expenses, including attorneys' fees, related to a dispute.

____
Initials

The undersigned hereby irrevocably constitutes and appoints the Manager as its true and lawful attorney and agent, in its name, place, and stead to make, execute, acknowledge, and, if necessary, to file and record:

(a) all agreements, certificates and other instruments which the Manager deems necessary or appropriate to admit the undersigned as a Member of the Company including counterparts of the Company Agreement, and effectuate his, her or its subscription as a purchaser of Units in the Company;

(b) all agreements, certificates and other instruments which the Manager deems necessary or appropriate to effectuate and continue the valid and subsisting existence of the Company;

(c) all agreements, certificates and other instruments which the Manager deems necessary or appropriate to reflect a change, amendment or modification of the Company Agreement that is approved in accordance with the terms thereof, including if the Member did not vote in favor of such change, amendment or modification, or approval by the Member of such change, amendment or modification is not required in accordance with the terms of the Company Agreement;

(d) all agreements, certificates and other instruments which the Manager deems necessary or appropriate to reflect a transfer of any units in the Company or the admission of a Member in accordance with the terms of the Company Agreement;

(e) to take any further action which such attorney in fact shall consider necessary or advisable in connection with any of the foregoing; provided that in no event may such attorneys utilize this power of attorney to (i) cast any vote or consent on any matter with respect to which the Member is entitled to vote under the terms of the Company Agreement or by law, or (ii) increase in any way the liability of the Member beyond the liability expressly set forth in the Company Agreement.

This power of attorney shall be deemed irrevocable and coupled with an interest. A copy of each document executed by the Manager pursuant to this power of attorney shall be transmitted to the undersigned Member promptly after the date of the execution of any such document.

This power of attorney shall survive delivery of any assignment by the undersigned Member of the whole or any part of such Member's units, provided that if such assignment was of all of the undersigned Member's units and the substitution of the assignee as a Member has been consented to by the Manager, this power of attorney shall survive the delivery of such assignment for the purpose of enabling the Manager to execute, acknowledge, and file any and all certificates and other instruments necessary to effectuate the substitution of the assignee as a substitute Member. This power of attorney shall survive the death, incapacity, dissolution, or termination of the undersigned Member and shall extend to the undersigned Member's successors and assigns.

Except as expressly set forth in the Company Agreement, this power of attorney cannot be utilized by the Manager for the purpose of increasing or extending any financial obligation or liability of the undersigned Member or altering the method of division of available cash or net income or loss without the written consent of the undersigned Member.

EACH PERSON ACKNOWLEDGES AND CONFIRMS THAT THEY HAVE REVIEWED THE COMPANY AGREEMENT, ACCEPTS ITS PROVISIONS, AND AGREES TO BE BOUND BY ALL THE TERMS, CONDITIONS AND RESTRICTIONS CONTAINED THEREIN.

IN WITNESS WHEREOF, this Company Agreement Counterpart is executed as of the date listed below and shall be effective as of the date prospective member has been accepted as a Member of the Company.

Prospective Member:

____
Subscription Amount

____
Full Name of Person or Entity

____
Signature of Member (Person or Entity Representative, including title as necessary)

____
Signature of joint Member (if necessary)

____
Date

Part 3
SEQUOIA ROYALTY, LLC
ANTI-MONEY LAUNDERING REQUIREMENTS QUESTIONNAIRE

In connection with the Investor's investment in the Company, the Investor acknowledges and agrees as follows:

(1) The Company reserves the right to request such information as is necessary to verify the identity of the Investor. The Investor shall promptly on demand provide such information and execute and deliver such documents as the Company may request to verify the accuracy of the Investor's representations and warranties to the Company or to comply with the Patriot Act or any other law or regulation to which the Company may be subject.

(2) In the event of delay or failure by the Investor to produce any information required for verification purposes, or if otherwise required by law or regulation, the Company may refuse to accept the Subscription Amount or may refuse to process a distribution or withdrawal until proper information has been provided.

(3) The Investor represents that the Unit is to be purchased with funds that are from legitimate sources in connection with its regular business activities and which do not constitute the proceeds of criminal conduct. The Investor hereby declares that the Unit is not being acquired, and will not be held, in violation of any applicable laws. The Investor is not listed on the list of Specially Designated Nationals and Blocked Persons maintained by the United States Office of Foreign Assets Control ("OFAC"). The Investor represents and warrants that it is not a senior foreign political figure, or any immediate family member or close associate of a senior foreign political figure as such terms are defined in the footnotes below.

(4) The Investor agrees further that the Manager and the Company shall be held harmless and indemnified against any loss, claim, cost, damage or expense arising as a result of a failure to process any subscription or redemption if such information as has been required by the Company has not been provided by the undersigned or which the Manger or the Company may suffer as a result of any violations of law committed by the undersigned.

(5) As part of its obligations under applicable anti-money laundering legislation, the Company must take steps to confirm the identity of its Investors. Please supply the following information:

(i) Name of the financial institution from which your subscription payment is being made will or be held prior to contribution (the "Financial Institution"): ________________________

(ii) Is the Financial Institution located in the United States?

__________ Yes _________ No

(iii) Are you a customer of the Financial Institution?

__________ Yes _________ No

(6) The Investor (or, in the case of an Individual Retirement Account, the beneficial owner) must supply the following:

(i) For a natural person, a government issued form of picture identification (*e.g.*, passport or drivers license).

(ii) For entities, a certificate of due formation and organization and documentation (e.g. resolution or operating document) attesting to the title and authority of the individual executing the subscription documents.

(iii) Proof of the Investor's current address (*e.g.*, current utility bill, lease or governing documents), if not included in the form of identification.

Natural Person(s) Execution
Signature of Prospective Investor: ____

Please Print Name: ____

Executed at ___________________________ (City, Jurisdiction) in __________________ (Country)
as of this ____________ day of _____________, 20__.

For Execution by Entities
Name of Entity (Please Print): ____

By:____

Title:____

Executed at ___________________________ (City, Jurisdiction) in __________________ (Country)
as of this ____________ day of _____________, 20__.

Part III

Sequoia Royalty, LLC
August 11, 2011

EXHIBIT 6

SPECIMEN JOINT VENTURE AGREEMENT

Dear Mr. ____________________:

This letter agreement ("Agreement") is intended to confirm the understandings of Oracare Development, Inc., a Delaware corporation and its affiliates (collectively, "Oracare"), and you ("Dentist") with respect to the principal terms and conditions of a joint-venture partnership for the marketing, scheduling and operations consultation at your dental practice ("Practice"). This letter is intended to be a binding agreement during the Joint-Venture Term, as described hereunder.

1. Joint-Venture. The purpose of the "Joint-Venture" between Dentist, Oracare, MetroMedia and Sequoia is to maximize the profitability of the Practice through each party's expertise, including (i) Dentist's focus on Dental Services and the day-to-day supervision and accounting of the Practice; and (ii) Oracare, MetroMedia and Sequoia's responsibilities for marketing, patient scheduling, call center management, and software management. Oracare, MetroMedia and Sequoia will undertake responsibilities and provide services in marketing; call center use for sales, scheduling and appointments; and administrative responsibilities relating to the Joint-Venture.

2. Term. This Agreement may be terminated at any time by either party by written notice to the other party, but Oracare requests that Dentist not terminate this Agreement for a period of 2 years, in order to allow sufficient time to establish the efficacy of the Joint-Venture relationship of the parties. The termination of this Agreement shall not affect Dentist's obligation to pay the Promotion Fee hereunder for revenues received from each new or reactivated patient, delivered to the Practice by Oracare or Sequoia, for a period of 2 years from the date such new or reactivated patient is delivered to the Practice by Oracare or Sequoia ("Term"). For purposes of this Agreement, "reactivated patient" means any prior patient of the Practice, not originally delivered to the Practice by Oracare or Sequoia, who has not received services at the Practice for a period of 12 months prior to the date such patient is re-delivered to the Practice by Oracare or Sequoia; and any new or reactivated patient previously delivered to the Practice by Oracare or Sequoia who has not received services at the Practice for a period of 12 months after to the second anniversary of the date the patient was delivered to the Practice by Oracare or Sequoia.

3. Party Responsibilities.

a. Oracare will be responsible for communications as liaison between Dentist and Sequoia. Further, Oracare will provide integration and training for the dental practice through its qualified network of practice management consultants and executive dentists as necessary for the training of the Practice on how to use the marketing and technological systems provided through the parties and to engage in income producing activities, including, without limitation, efficiency and business operations consultation, "dental sales" training and staff integration training.

b. Sequoia Royalty, LLC ("Sequoia"), through its services and contract with MetroMedia Business Services, Inc. ("MetroMedia"), will provide comprehensive patient marketing and scheduling system support for the Practice pursuant to marketing systems licensed to Sequoia.

4. Promotion Fees. In consideration for the services rendered to the Practice, Oracare will receive 12.5%, Sequoia will receive 12.5% and MetroMedia will receive 10% of the Practice's revenues derived from patients scheduled through the efforts of Sequoia and Oracare during the Term, excluding sales tax and coupon collections ("Promotion Fee"). Notwithstanding the termination of this Agreement, the Promotion Fee shall be payable for a period of 2 years from the date each new or reactivated patient is delivered to the Practice as detailed in Section 2 hereof. The Promotion Fee will be due on the 31st and 14th day of each month and shall be deposited directly into a bank account established by MetroMedia on Sequoia and Oracare's behalf, as directed by MetroMedia in writing.

5. Expenses. Each party will be responsible for payment of all costs associated with their own operations. Specifically, Oracare, Sequoia and MetroMedia will be responsible for their respective: (i) employee salaries and overhead, (ii) costs associated with developing and implementing the marketing plan, (iii) customer center support, (iv) expenses incurred in integrating the marketing platform with the Practice. Further, Dentist shall be solely responsible for payment of all Practice expenses, including but not limited to the following: (i) Practice employee salaries, (ii) Practice overhead, (iii) lab and dental services expenses, (iv) regulatory expenses associated with operating the Practice, and (v) all costs incurred in the day-to-day operations of the Practice.

6. Operational Access. During the Term, Oracare and MetroMedia must have access to patient files for evaluation of files, to determine whether patient is active or non-active. Dentist, the Practices, as applicable, and necessary party agents will enter into a HIPAA Compliance Agreement providing for the privacy and management of such patient information. Oracare will have the option to audit Practice accounts with Dentist once per year on behalf of itself, MetroMedia and Sequoia. However, Oacare will be solely responsible for the cost of the audit unless there is a discrepancy of five percent 5% or more from the reported accounts.

7. Confidential Information. The parties acknowledge that each party is required to provide one another with certain trade secrets and Confidential Information relating their business practices. Based on the foregoing, the parties agree as follows: (a) all rights to the parties' Confidential Information are and shall remain the sole property and in control of disclosing party, or its respective affiliate; (b) except as required by applicable law or as authorized in writing by an authorized agent of the party, each party receiving Confidential Information shall at all times keep it confidential; (c) except as required by applicable law or as authorized in writing by the disclosing party, each party receiving Confidential Information shall not, at any time: (i) reproduce or copy; (ii) disclose or transfer; (iii) aid encourage or allow any other person to gain possession or access to; (iv) use, sell, or exploit; or (v) encourage or allow any other person to use, sell or exploit, any of the Confidential Information; and (d) each party shall notify current and future employees, agents, contractors, representatives and any other person who learns of the Confidential Information through its respective communications, status or relationship of their collective obligations hereunder. "Confidential Information," as used herein, means any information received by each party (whether written or oral) from the disclosing party, including, without limitation: all notes, party information, case studies, client information, customer information, business information, financial information and statements, salaries or other compensation of employees, forms, business or management methods, marketing data, fee schedules, marketing plans, proprietary information or trade secrets of the parties, as applicable, whether or not such Confidential Information is disclosed or otherwise made available during, prior to or after the date of execution of this Agreement and whether or not such information is reduced to documentary or tangible form.

8. Relationship of parties. The parties hereto are not, and shall not be treated as, partners with respect to any transactions contemplated herein in any way, to any extent, or for any purpose whatsoever. The provisions of this Agreement which relate to the division of proceeds and sharing of Practice profits, revenues, costs and expenses are included for the sole and limited purpose of providing a convenient and efficient means and method by which the parties' respective interests are calculated and determined. For income tax reporting purposes, the parties are not permitted to, and shall not, file any partnership, corporate, or other entity tax return; and each party shall independently report such party's income, gain, loss and expense realized with respect to the revenue sharing described hereunder.

9. Assignment. Dentist acknowledges that Oracare, Sequoia or MetroMedia may, in their sole discretion, assign their profits or contract for services with third parties, including, without limitation, affiliates and subsidiaries.

10. Miscellaneous. This Agreement shall be governed by the internal laws of the State of Arizona. This Agreement is the complete and final expression of the parties' agreement with regards to the circumstances described herein. This Agreement shall not apply to any other Practice location or other services provided by Oracare, Sequoia or MetroMedia. No amendment of this Agreement is effective unless made in writing and signed by the parties hereto. Unless otherwise required by law, any required notice will be given by delivering it or mailing it by first class mail to the Practice address and/or Oracare's office address. Any unforeseen legal action arising from this agreement will be resolved first through mediation and secondly binding arbitration. If any provision of this agreement is unenforceable, then the unenforceable provision will be severed and the remaining provisions will be enforceable.

We look forward to working with you and developing the business relationships described herein. The parties execute this Agreement to be effective as of the latest date of execution hereunder.

"Oracare"
Oracare Development, Inc.,
a Delaware corporation, and
on behalf of the contractual interests of Sequoia and MetroMedia

X: ______________________________
Printed/Title: ______________________________
Date: ______________________________

"Dentist"
For the Dentist and on behalf of the Practice, in Dentist's duly authorized position

X: ______________________________
Printed: ______________________________
Date: ______________________________

Part III

Sequoia Royalty, LLC
August 11, 2011

EXHIBIT 7

SERVICES AGREEMENT BETWEEN OUR COMPANY AND METROMEDIA

BUSINESS SERVICES AGREEMENT

THIS BUSINESS SERVICES AGREEMENT ("Agreement"), is effective as of the latest date executed below (the "Effective Date"), by and between MetroMedia Business Services, Inc., a Delaware corporation ("MetroMedia") and Sequoia Royalty, LLC, a Delaware limited liability company ("Company").

WHEREAS, Company has selected MetroMedia for its administrative, marketing and training services as set forth herein to be performed by MetroMedia at its primary place of business during the term of this Agreement and has committed that MetroMedia shall be its exclusive provider of the Services described hereunder.

AGREEMENT:

NOW, THEREFORE, in consideration of the foregoing and the mutual agreements, and for other good and valuable consideration, the receipt and legal sufficiency whereof are hereby acknowledged, MetroMedia and Company (individually a "Party" and collectively the "Parties") agree as follows:

ARTICLE I: SERVICES

1.1 **Services Generally**. Commencing on the Effective Date and continuing until this Agreement terminates, Company hereby engages and retains MetroMedia to provide or otherwise make available to Company the marketing, training and related services (collectively, "Services") described herein to a network of 80 dentist practices which have joint-ventured, or will joint-venture, with Company ("Dentist Network"), and MetroMedia agrees to provide such Services to Company pursuant to the terms and conditions specified herein.

1.2 **Related Services**. The Parties acknowledge and agree that there are functions, responsibilities, activities, and tasks not specifically described in this Agreement which are required for the proper performance and provision of the Services and are a necessary, customary, or inherent part of, or a necessary sub-part included within, the Services. Such functions, responsibilities, activities and tasks shall be deemed to be implied and included within the scope of the Services to the same extent and in the same manner as if specifically described in this Agreement. Notwithstanding the foregoing, MetroMedia shall not be responsible for any act, or failure to act, with regards to any Services, or items which are inherent part of the Services, unless such Service is specifically referenced herein.

1.3 **Accounting Services, Generally**. MetroMedia will maintain a general accounting ledger of revenues scheduled or transacted through MetroMedia, if any ("Accounting Services"). MetroMedia shall not be responsible for the delivery, aggregation, or accuracy of accounting records provided through Company. MetroMedia shall reasonably consult with Company on software and platforms in maintaining the accountings. Company shall be solely responsible for accurate and timely preparation and delivery of any information or documents relating to Company's business.

1.4 **Regulatory Compliance**. MetroMedia will be responsible for compliance with any HIPPA privacy regulations as they apply to communications and information either provided to or from the Dentist Network. The Parties specifically agree that they may need to make appropriate adjustments to the arrangements contemplated by this Agreement to address the impact of the laws, rules and regulations applicable to such arrangements. Further, the Parties may need to amend this Agreement within a commercially reasonable time prior to the effective date of any HIPAA privacy regulations, as may be necessary for the Services and this Agreement to comply with such regulations. Company's reasonable good faith interpretation of any law, rule or regulation shall be conclusive in determining whether any such change is necessary. Any modification to Services required as a result of any change in any law or in the interpretation thereof shall be implemented by MetroMedia in accordance with Company's written instructions.

1.5 **Marketing and Training Services, Generally**. MetroMedia will provide comprehensive patient marketing and scheduling system support for the Dentist Network pursuant to its marketing systems developed through its Intellectual Property. MetroMedia will be responsible for instituting internal marketing procedures and training Company's employees to effectively use MetroMedia's Intellectual Property, such as patient scheduling procedures, referral dialogues, survey and sales dialogues, referral cards, and rewards and incentives for patient referrals to increase the Dentist Network's patient base.

ARTICLE II: INTELLECTUAL PROPERTY & CONFIDENTIALITY

2.1 **Grant of License**. MetroMedia hereby grants to Company a non-exclusive, nontransferable, license for the use of MetroMedia's Intellectual Property. The license may be utilized only in connection with the Dentist Network unless pursuant to the prior written consent of MetroMedia. For purposes of this Agreement, "Intellectual Property" means, as applicable, the following for the marketing and business systems developed for the Dental Network, which is owned or licensed by MetroMedia (i) all patents and patent rights, trademarks and trademark rights, trade names and trade name rights, service marks and service mark rights, and copyrights and copyright rights; (ii) information relating to accounts, suppliers, distributors, marketing activities or plans, business operations, and business plans; (iii) all system documentation, system designs, program materials, manuals, operation processes, product specifications, written materials, concepts, methods, techniques, patterns, compilations, programs, designs, technology, formulas, processes, packaging, marketing materials, information, data, systems, operations, ideas, research, improvements, discoveries and know-how; and (iv) all files, records, documents, literature, advertisements, reports, manuals, marketing materials, DVDs and/or other similar items relating to or emanating from MetroMedia.

2.2 **Reservation of Rights**. MetroMedia hereby reserves any and all of its Intellectual Property rights not expressly and explicitly granted in this Agreement, including MetroMedia's right to authorize or license use of the Intellectual Property or any other proprietary information owned or licensed to MetroMedia or its affiliates to others. Company reserves any and all intellectual property rights owned by it or its affiliates and utilized in conjunction with the Dentist Network or the transactions contemplated hereunder.

2.3 **Costs and Compliance with Laws**. MetroMedia shall ensure compliance with all applicable laws, ordinances, statutes, rules, orders, regulations, decrees and injunctions of any governmental authorities affecting the Intellectual Property. MetroMedia shall pay for all costs in connection with any Intellectual Property expenses incurred by MetroMedia on behalf of Company. Costs paid shall include any proceedings caused by or derived through MetroMedia's actions relating to the Intellectual Property, except to the extent that such legal proceeding is related to Company, the Dentist Network or derived through the actions therefrom.

2.4 **Ownership**. Company hereby acknowledges that MetroMedia is the owner or authorized licenser of the Intellectual Property, and any Intellectual Property applications and/or registrations thereto, and agrees that it will do nothing inconsistent with such ownership. Company agrees that nothing in this Agreement shall give Company or the Dentist Network any right, title or interest in MetroMedia's Intellectual Property other than the right to use the Intellectual Property in accordance with this Agreement. Company agrees not to register or attempt to register such Intellectual Property or any similar Intellectual Property or name, with any domestic or foreign governmental or quasi-governmental authority which would be likely to cause confusion with MetroMedia's Intellectual Property. The provisions of this Section shall survive the expiration or termination of this Agreement.

2.5 **Monitoring**. Company acknowledges that MetroMedia has the right to periodically monitor the use of its Intellectual Property in conjunction with Company and its operations. If MetroMedia determines that Company is using its Intellectual Property improperly, outside the scope of this Agreement, or in connection with services which do not meet the standards set forth herein, MetroMedia shall notify Company, and Company shall remedy the improper use within 2 business days following receipt of such notice from MetroMedia.

2.6 **Covenant of Confidentiality and Non-Disclosure**. In order for MetroMedia to provide, or to continue to provide, services and information to Company, the Dentist Network, or their affiliates, MetroMedia has provided and/or is required to provide such parties certain trade secrets and Intellectual Property relating to MetroMedia and/or its business. Company hereby acknowledges that MetroMedia's Intellectual Property is valuable, special and unique to MetroMedia's business, and the business of its affiliates; that it is not widely known; and that MetroMedia's business depends on such Intellectual Property. Further, Company acknowledges that MetroMedia has taken, and continues to take, reasonable and necessary steps to protect its Intellectual Property and keep it confidential, including, inter alia, requiring Company to sign this Agreement. The Parties acknowledge and agree that this Agreement is not intended to, and does not, alter either MetroMedia's rights or Company's obligations under any applicable laws regarding trade secrets and unfair trade practices. Company further agrees that it shall not directly or indirectly, use or make use of any MetroMedia's Intellectual Property in connection with any business activity other than that of MetroMedia, or its affiliates. Based on the foregoing, Company agrees as follows:

(a) All rights to MetroMedia's Intellectual Property are and shall remain the sole property of and in control of MetroMedia, or its respective affiliates;

(b) Except as required by applicable law or as authorized in writing by MetroMedia's president, Company shall keep MetroMedia's proprietary information confidential;

(c) Except as required by applicable law or as authorized in writing by Metromedia's president, Company shall not, at any time: (i) reproduce or copy; (ii) disclose or transfer; (iii) aid encourage or allow any other person to gain possession or access to; (iv) use, sell, or exploit; or (v) encourage or allow any other person to use, sell or exploit any of MetroMedia's Intellectual Property;

(d) Company will not or disclose any information received by MetroMedia, or any affiliate, from any third party for the period required by such confidentiality agreement, understanding or duty between MetroMedia and the relevant third party;

(e) Company shall notify future employers, clients and customers of the terms of this Agreement and Company's responsibilities hereunder; however

(f) This Section shall not apply to any Intellectual Property that is widely known in the industry or which is public knowledge.

2.7 **Company Confidential Information.** MetroMedia shall maintain as confidential any and all material obtained about Company, the Dentist Network or their operations, and shall not disclose such information to any third party without Company's consent. MetroMedia will not divulge any such information to other persons that are competitors of the Company, except as may be required by law.

2.8 **Required Disclosure.** In the event the either Party is required by law or court order to disclose or produce any Intellectual Property or confidential information, such Party promptly shall notify the other Parties of such requirement and provide the Parties with a copy of any court order or of any law that requires such disclosure and, if any Party so elects, to the fullest extent permitted by law and at its sole expense, have the opportunity to contest such law or court order prior to any such required disclosure or production by the disclosing Party.

ARTICLE III: FISCAL MATTERS

3.1 **Service Fees**. For the Services, Company will pay $1,800,000 on, or immediately after, the Effective Date which shall pay for the first year of Services provided to Company ("Initial Fee"). Thereafter, Company acknowledges that MetroMedia will receive, or be paid by the Company as applicable, up to 10% of gross collections from Dentist Network patients scheduled by the Company or MetroMedia, excluding sales tax and coupon collections ("Ongoing Fees"), which will be paid in conjunction with delivery of revenues to the Company. The fees may be paid directly from Company or retained by MetroMedia on the Company's behalf. All expenses incurred by MetroMedia with respect to the Company shall be paid by MetroMedia through the above fees.

3.2 **Company Account**. MetroMedia shall establish an account to which all accounting, financial records, insurance premiums, Dentist Network collections, expenses, fees and other amounts payable by or to the Company shall be paid by MetroMedia when and if received ("Company Account"). Further, MetroMedia shall disburse from the Company Account such funds to Company, MetroMedia, vendors, agents and other payments, costs and expenses agreed to be paid by MetroMedia on Company's behalf, but only to the extent that the Company Account has funds sufficient to make such payments in accordance with the terms hereof or thereof. MetroMedia shall have access to, and shall make payments from, the Company Account solely for the purposes contemplated herein. At all times, MetroMedia shall maintain records and accountings of any receipt and disbursement of funds from the Company Account at MetroMedia's principal office, and such records are available for review by the Company upon 5 days notice of such inspection.

3.3 **Audits**. Company shall have the right to audit Dentist Network accounts maintained by MetroMedia once per year. Company will be responsible for all costs of the audit unless there is a discrepancy of 5% or more from the reported accounts.

ARTICLE IV: TERM AND TERMINATION

4.1 **Term**. The term of this Agreement will begin as of Effective Date and will terminate 15 years thereafter ("Term"), unless earlier terminated or extended in accordance with this Agreement. This Agreement shall be automatically renewed for successive 15 year periods thereafter so long as Company has not given notice of termination of this Agreement at least 90 days before the end of each the Term.

4.2 **Termination**. Except as provided herein, this Agreement may be terminated:

(a) Mutual Agreement. This Agreement shall be terminated immediately upon the mutual written agreement of the Parties.

(b) Material Breach. If either Party is in default in the performance of any material provision of this Agreement, then this Agreement may be terminated in the sole discretion of the non-defaulting Party by providing written notice of default to the other Party unless the defaulting Party cures said default within a 60 day cure period ("Cure Period"). If a Party materially breaches this Agreement and such breach is not curable, then the non-defaulting Party may terminate after the Cure Period. During the Cure Period, the non-defaulting Party is excused for the performance of any of their obligations under this Agreement.

(c) Bankruptcy. Immediately, by either Party upon written notice, if the other Party (i) becomes insolvent; (ii) makes an assignment for the benefit of its creditors; (iii) seeks or obtains protection under the bankruptcy laws of the United States or any state, whether voluntarily or involuntarily; (iv) develops or has developed a plan of arrangement or composition agreement as a result of a general meeting of its creditors; (v) has appointed a receiver, custodian, trustee or like officer to take possession of all or any substantial part of its assets; (vi) has all or any substantial part of its assets attached, executed or seized; or (vi) admits in writing its inability to pay its debts as they mature.

4.3 **Effect of Termination**. During the period after termination or expiration of this Agreement (the "Termination Assistance Period"), MetroMedia will assist in the transition of the Services to Company or other third party provider. The Parties will use reasonable efforts to limit the Termination Assistance Period to no more than 30 days after the termination or expiration of this Agreement. During the Termination Assistance Period, MetroMedia will provide Company, and third parties participating in the transition activities, with reasonable access to the business processes and other resources (including human resources) used by MetroMedia to deliver the Services, as necessary to support the transition of the Services from MetroMedia to performance by Company or another provider of functions to replace the Services, provided that such third parties comply with the confidentiality requirements described herein, including execution of a confidentiality agreement reasonably acceptable to MetroMedia.

ARTICLE V: REMEDIES

5.1 **Default or Breach of Agreement**. Company and MetroMedia acknowledge and agree that in addition to any remedies heretofore described for defaults under specific sections, MetroMedia retains the right to terminate this Agreement as described herein. Company expressly agrees that MetroMedia shall be entitled to injunctive and other equitable relief in the event of, or to prevent, a breach of any provision of this Agreement by Company. Resort to such equitable relief, however, shall not be construed to be a waiver of any other rights or remedies that MetroMedia may have for damages or otherwise.

5.2 **Hold Harmless**. Company agrees to indemnify and hold harmless MetroMedia from and against and in respect of any and all liabilities, obligations, assessments, suits, actions, proceedings, claims, or demands asserted against Company and/or MetroMedia or any judgments, damages, losses, including any loss of business or credit costs, expenses and fees, including reasonable attorneys' fees incurred by MetroMedia as a result of Company's conduct and/or breach of or default in any provision of this Agreement, including, without limitation, any costs, expenses and fees incurred by MetroMedia in enforcing any provision of this Agreement.

ARTICLE VI: GENERAL TERMS

6.1 **Relationship of the Parties**. This Agreement shall not be construed as constituting either Party as a partner of the other or to create any other form of legal association that would impose liability upon one Party for the act or failure to act of the other. This Agreement shall not be construed as providing either Party with the right, power or authority (express or implied) to create any duty or obligation of the other Party. Each Party shall be responsible for the management, direction and control of its employees and such employees shall not be employees of the other Party. It is the mutual intent and understanding of the Parties that each Party in performing its obligations under this Agreement shall be an independent contractor engaged in the business of providing such Services.

(a) Other Business Activities. Company hereby recognizes that MetroMedia now renders and may continue to render Services to other companies that may or may not have policies and conduct activities similar to those of Company. MetroMedia shall be free to render such advice and other Services, and Company hereby consents thereto. MetroMedia shall devote so much of its time and attention to the performance of its duties under this Agreement as it deems reasonable or necessary to perform the Services required hereunder in a manner consistent with that in which such Services have been performed by MetroMedia in the past.

6.2 **Attorneys' Fees**. In the event any legal action or proceeding brought by a Party to enforce any provision of this Agreement by reason of any alleged breach hereunder, for a declaration of rights or obligations hereunder, or for any other remedy, the prevailing Party shall be entitled to recover such amounts as are adjudged to be reasonable for costs associated to such proceedings which shall include reasonable attorneys' fees.

6.3 **Drafting**. This Agreement or any section thereof shall not be construed against any Party due to the fact that said Agreement or any section hereof was drafted by said Party. All article, section and paragraph titles or captions contained in this Agreement are for convenience only and shall not be deemed part of the context nor affect the interpretation of this Agreement. All pronouns and any variations thereof shall be deemed to refer to the masculine, feminine, neuter, singular or plural as the identity of the Party or Parties may require.

6.4 **Binding Effect**. Except as otherwise provided in this Agreement, every covenant, term and provision of this Agreement shall be binding upon and inure to the benefit of the Parties and their respective heirs, legatees, legal representatives, successors, transferees, and assigns.

6.5 **Entire Agreement**. This Agreement constitutes all (and is intended by all Parties hereto to be an integration of all) of the promises, agreements, conditions, understandings, and representations between the Parties with respect to the Services. This Agreement may be executed in any number of counterparts with the same effects as if all of the Parties had signed the same document. Facsimile execution shall be accepted as original execution.

6.6 **Further Action**. Each Party agrees to perform all further acts and execute, acknowledge, and deliver any documents which may be reasonably necessary, appropriate, or desirable to carry out the provisions of this Agreement.

6.7 **Governing Law; Jurisdiction and Venue; Binding Arbitration**. This Agreement, and the application and interpretation hereof, shall be governed exclusively by its terms and by the laws of the State of Arizona. Maricopa County, Arizona shall be the exclusive venue for any arbitration proceeding brought by any Party in any way related to this Agreement. Any dispute, controversy or claim between the Parties relating to or arising out of or related to this Agreement, or any transactions contemplated herein, shall be determined by binding arbitration. In the event that both Parties cannot agree on one arbitrator, each Party shall appoint one arbitrator and the chosen arbitrators shall appoint a third. The arbitrator's decision shall be final and legally binding and judgment may be entered thereon, in any court of competent jurisdiction. The arbitrator(s) is authorized to award to any Party whose claims are sustained, such sums as the arbitrator (or a majority of them) shall deem proper and shall compensate such Party for the time and expense of the arbitration proceeding.

6.8 **Modification of Agreement; Inconsistencies**. This Agreement may not be altered or amended by any Party without the express written consent of all Parties. In the event of any inconsistency between this Agreement and any other document or information, this Agreement shall prevail and govern unless specifically amended or modified therein.

6.9 **Notices**. Any notice, payment, demand, or communication required or permitted to be given by any provision of this Agreement shall be in writing. Wherever provision is made in this Agreement for the giving, service or delivery of any notice, statement, or other instrument, the same shall be deemed to have been duly given and delivered: (a) on the date personally delivered; (b) on the second business day following the date on which mailed by United States Postal Service ("Mail") registered or certified Mail (return receipt requested), postage prepaid and faxed: (c) on the date transmitted by facsimile transmitter with receipt confirmed: or (d) five (5) days after deposit to the Mail, postage prepaid, and addressed to the principal office of the respective party, as amended from time to time by notice of the party.

6.10 **Severability**. Every provision of this Agreement is intended to be severable. If any term or provision of this Agreement is illegal or invalid for any reason whatsoever, such illegality or invalidity shall not affect the validity or legality of the remainder of this Agreement. Any term or condition which may be construed or result in any claim of earnings, revenues or profitability by Company is specifically severed from this Agreement.

6.11 **Disclaimers**. EXCEPT AS PROVIDED HEREIN. THERE ARE NO EXPRESS WARRANTIES. REPRESENTATIONS, UNDERTAKINGS, OR CONDITIONS (STATUTORY OR OTHERWISE) BY EITHER PARTY. AND THERE ARE NO IMPLIED WARRANTIES. REPRESENTATIONS, UNDERTAKINGS, OR CONDITIONS (STATUTORY OR OTHERWISE) BY EITHER PARTY, INCLUDING THE IMPLIED WARRANTIES OF MERCHANTABILITY AND FITNESS FOR A PARTICULAR PURPOSE, IN THIS AGREEMENT.

THE SUCCESS OF COMPANY IS SPECULATIVE AND WILL DEPEND ON MANY FACTORS, INCLUDING, TO A LARGE EXTENT, COMPANY'S INDEPENDENT BUSINESS ABILITY. COMPANY HAS NOT RELIED ON ANY WARRANTY OR REPRESENTATION WHETHER WRITTEN, PRINTED, OR ORAL, EXPRESSED OR IMPLIED, AS TO ITS POTENTIAL SUCCESS IN THE BUSINESS REFERENCED HEREIN. METROMEDIA IS NOT AFFILIATED WITH COMPANY AND DISCLAIMS ANY AFFILIATION THROUGH OWNERSHIP OR CONTROL.

IN WITNESS WHEREOF, the undersigned have caused this Business Services Agreement to be duly executed and effective as of date of execution of Company.

COMPANY
Sequoia Royalty, LLC,
a Delaware limited liability company

10 Aug 2011
Date

By: Kingvale Capital Inc.,
a Delaware corporation, its Manager:

By: [signature]
Louis Petrossi, its President

METROMEDIA
MetroMedia Business Services Incorporated,
a Delaware corporation

10 Aug 2011
Date

By: [signature]
David White, its President

Part III

Sequoia Royalty, LLC
August 11, 2011

EXHIBIT 8

MANAGEMENT SERVICES AGREEMENT BETWEEN OUR COMPANY AND ORACARE

MANAGEMENT SERVICES AGREEMENT

This Management Agreement ("Agreement") is entered into as of the 11th day of August, 2011 ("Effective Date"), between Oracare Development, Inc., a Delaware corporation ("Oracare"), and Sequoia Royalty, LLC, a Delaware limited liability company ("Company").

RECITALS

WHEREAS, Company intends to joint-venture with up to 80 private dental practices ("Dentist Network") for the purpose of increasing the Dentist Network's patient base and revenues using specialized marketing, advertising, and training platforms ("Systems") licensed to Company by MetroMedia Business Services Incorporated, a Delaware corporation ("MetroMedia");

WHEREAS, Oracare has particular expertise in the identification, qualification, and development of dental practices and other administrative or management functions; and Company desires to utilize Oracare's expertise in the development of the Dentist Network and to provide such due diligence, contracting, and developmental services as are necessary and appropriate to establish and maintain the Dentist Network; and Oracare intends to provide such services upon the terms and conditions herein set forth.

NOW, THEREFORE, in consideration of the mutual agreements of the parties set forth below, and other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties hereto agree as follows:

ARTICLE I: SERVICES

1.1. **Appointment of Management Operator:** The Company hereby constitutes, appointments, and contracts with Oracare to provide the Services necessary for the development and maintenance of the Dentist Network and the Company's interests in the Dentist Network, subject to the terms, conditions and provisions of this Agreement. Oracare hereby accepts said appointment.

1.2. **Authority:** Consistent with the provisions of this Agreement, Oracare shall have the responsibility and commensurate authority to provide Services for the Company. Oracare is hereby expressly authorized to provide the Services in any reasonable manner Oracare deems appropriate to meet the requirements of the business functions of the Company.

1.3. **Oracare Powers:** Without limiting the generality of Section 1.2., Oracare shall specifically have the power to do the following acts on behalf of the Company, which is limited by Section 1.4.:

(a) **Due Diligence:** Oracare will identify, qualify, perform due diligence investigations for each dental practice in the Dentist Network, and act as liaison during the respective dental practices' joint-venture due diligence periods ("Due Diligence Services"). In its investigations of potential practices for the Dentist Network, Oracare will consider many factors, including but not limited to: (1) practice finances including profitability, tax return reports, and assets; (2) operational history including time in business, patient base, creditability, and dental equipment's usable lifespan; (3) dentists' joint-venture potential including production, education, experience, leadership, complaints, and community reputation; (4) dental staff including experience, longevity, job knowledge, and professionalism; and (5) location of the practice, including visibility, access, commercial vicinity, demographics, children care markets, and interior appearance.

(b) **Contract Negotiation:** Oracare shall advise the Company with respect to, and negotiate on the Company's behalf, all contractual arrangements between the Company and potential members of the Dentist Network, as are reasonably necessary and appropriate for the Company's business. Additionally, Oracare shall arrange to have a third-party enter into such contractual arrangements on the Company's behalf when it is otherwise prevented from doing so on its own behalf (collectively, "Contracting Services").

(c) **Developmental Services:** Oracare will act as the administrator of the contractual relationships between the Company, MetroMedia, and the Dentist Network. More specifically, Oracare will work with the Company and MetroMedia to optimize the Dentist Network by: (1) utilizing common software and support, (2) providing the Company with automated and standardized reports, (3) analyzing and reporting to the Company Dentist Network and individual practice performance, (4) supporting the Dentist Network's implementation of the Systems, (5) administering and supporting Dentist Network communications with Company, Oracare and MetroMedia, (6) maintaining accounting reports and records, (7) assisting in the Company's access to dental services and other Dentist Network reports, (8) maintaining applicable local licenses and permits required for or in connection with the operation of the Company, as necessary and applicable for Services to and on behalf of the Company, (9) researching and assessing dental practice, dentist, and office location demographics, and (10) reviewing risk management and utilization ("Developmental Services").

(d) **Training Services:** Oracare will be responsible for contracting with qualified practice management consultants and dentists necessary for the training of Dentist Network dentists and staff on how to use the Systems and to engage in income producing activities; such training includes, but is not limited to: (1) mentoring dentists in the Dentist Network to provide efficient dental services, (2) coaching Dentist Network dental practice staff to sell dentistry, (3) coaching Dentist Network dental practice managers to close sales of dentistry, (4) training Dentist Network dental practice staff on financing sales and services to patients, and (5) coaching dental hygienists in supporting sales of dentistry ("Training Services").

(e) **Replacement Services:** As necessary, Oracare will identify additional dental practices in the event that a joint-venture practice terminates its joint-venture agreement with Company. To ensure that practices may be contracted within a reasonable time after termination, Oracare will provide ongoing Dentist Network administration, including recruitment of dentists and dental practices as necessary for Dentist Network and maintenance of a backlog of qualified dentist candidates ("Replacement Services;" collectively with Due Diligence Services, Contracting Services, Developmental Services, and Training Services as "Services").

(f) Perform all other acts as may be necessary or appropriate to do, or cause to be done, for the Services.

1.4. **Limitations on Oracare Authority:** The parties acknowledge that Oracare is not authorized or qualified to engage in any activity that may be construed or deemed to constitute dental services nor shall Oracare now or in the future be regarded as practicing dentistry within the meaning of applicable law. To the extent any act or service herein required by Oracare should be construed by a court of competent jurisdiction or by any State Board of Dental Examiners to constitute the practice of dentistry, the requirement to perform that act or service by Oracare shall be deemed waived and unenforceable and shall not constitute a breach or default by Oracare under this Agreement.

ARTICLE II: FISCAL MATTERS

2.1. **Services Fees:** For the Due Diligence and Contracting Services performed by Oracare, Company will pay $1,800,000 ("Initial Fee") for 80 Dentist Network practices, including Replacement Services. Thereafter, Company acknowledges that Oracare will receive, or be paid by the Company as applicable, up to 12.5% of gross collections from Dentist Network patients scheduled by the Company or MetroMedia, excluding sales tax and coupon collections ("Ongoing Fees"), which will be paid in conjunction with delivery of revenues to the Company. The fees may be paid directly from the Company or the Dentist Network accounts. All expenses incurred by Oracare with respect to the Company shall be paid by Oracare through the above fees.

2.2. **Company Account:** Company shall establish an account to which all Ongoing Fees and other amounts payable to Oracare by Company ("Company Account") are paid. Company shall authorize Oracare to withdraw from the Company Account all amounts owed Oracare, on or after the 1st and 15th day of each month.

2.3. **Use; Inspection:** Oracare shall have access to the Company Account solely for the purposes contemplated hereby. At all times, Oracare shall maintain records and accountings of any withdrawal of funds from the Company at the Oracare's principal office, and such records are available for review by the Company upon 5 days notice of such inspection.

2.4. **Audits:** Company will have the option to audit its dental practice accounts with Oracare once per year. However, Company will be solely responsible for the cost of the audit unless there is a discrepancy of 5% or more from the reported accounts.

ARTICLE III: TERM AND TERMINATION

3.1. **Initial and Renewal Term:** The Term of this Agreement will be for an initial period of 15 years after the date of execution hereof or as long as permitted by applicable law, and shall be automatically renewed for successive 15 year periods thereafter, provided that neither Oracare nor the Company shall have given notice of termination of this Agreement at least 90 days before the end of the initial term or any renewal term, or unless otherwise terminated as provided in Section 3.2. ("Term").

3.2. **Termination:**

(a) **Termination by the Parties:** Subject to Section 3.2(c), either party may terminate this Agreement upon the occurrence of any one of the following events which shall be deemed to be "for cause": (i) the dissolution of the other party or the filing of a petition in voluntary bankruptcy, an assignment for the benefit of creditors, or other action taken voluntarily or involuntarily under any state or federal statute for the protection of debtors; or (ii) the other party materially defaults in the performance of any of its material duties or obligations hereunder, and such default continues for 60 days after receipt of notice of the default.

(b) **Legislative or Regulatory Change:** In the event there shall be a change in any federal or state statutes, case laws, regulations or general instructions, the interpretation of any of the foregoing, the adoption of new federal or state legislation, which cause a change in control, ownership, or which causes this Agreement to be unlawful, the parties shall immediately enter into good faith negotiations regarding a new management services arrangement or basis for compensation for the services furnished pursuant to this Agreement that complies with the law, regulation, or policy and that approximates as closely as possible the economic position of the parties prior to the change.

(c) **Termination by Agreement:** In the event the Company and Oracare shall mutually agree in writing, this Agreement may be terminated on the date specified in such written agreement.

ARTICLE IV: MISCELLANEOUS PROVISIONS

4.1. **Relationship of Parties:** It is expressly acknowledged that the Oracare is an independent contractor of the Company and that this Agreement is intended to constitute Oracare as the Company's agent. Nothing herein shall be construed to create an employer/employee, partnership, or joint venture relationship, or to allow either to exercise control or direction over the manner or method by which the other performs the services that are the subject matter of this Agreement; provided always that the services to be provided hereunder shall be furnished in a manner consistent with the standards governing such services and the provisions of this Agreement. Each party acknowledges and agrees that (i) the other will not be treated as an employee for federal tax purposes, (ii) neither will withhold on behalf of the other any sums for income tax, unemployment insurance, social security, or any other withholding pursuant to any law or requirement of any governmental body or make available any of the benefits afforded to its employees, (iii) all of such payments, withholdings, and benefits, if any, are the sole responsibility of the party incurring the liability, and (iv) each will indemnify and hold the other harmless from any and all loss or liability arising with respect to such payments, withholdings, and benefits, if any. Nothing in this Agreement is intended or shall be construed to allow Oracare to exercise control or direction over the manner or method by which the dentists in the Dentist Network perform dental services or other professional health care services.

(a) **Other Business Activities:** Company hereby recognizes that Oracare now renders and may continue to render Services to other companies and dental practices that may or may not have policies, business plans, and conduct activities similar to those of Company. Oracare shall be free to render such advice and other Services, and Company hereby consents thereto. Oracare shall devote so much of its time and attention to the performance of its duties under this Agreement as it deems reasonable or necessary to perform the Services required hereunder in a manner consistent with that in which such Services have been performed by Oracare in the past.

4.2. **Compliance with Laws:** The Company and Oracare shall, in performing the services contemplated by this contract, faithfully observe and comply with all federal, state, and local laws, ordinances and regulations, applicable to the Services to be rendered under this Agreement and shall obtain any permits or licenses required by law or this Agreement. Each party hereto acknowledges that any unknown or not willful violations of applicable law shall not be a material breach of this Agreement; provided, however, that the violating party shall do all things necessary to comply with the law within 30 days of notice of the violation.

4.3. **Assignment; Subcontracting:** The parties may assign their respective benefits under this Agreement without notice or consent from any other party. The services, covenants, and duties described herein are personal and may not be assumed or assigned without the prior written consent of each other party. Oracare may assign and/or subcontract with third party vendors, affiliates, or subsidiaries of Oracare for any Services provided hereunder.

4.4. **Attorneys' Fees:** In the event any legal action or proceeding relating to this Agreement or any services provided hereunder, or in furtherance of the Services by reason of any alleged breach hereunder, for a declaration of rights or obligations hereunder, or for any other remedy, the prevailing party shall be entitled to recover such amounts as are adjudged to be reasonable for costs associated to such proceedings which shall include reasonable attorneys' fees.

4.5. **Drafting:** This Agreement or any section thereof shall not be construed against any party due to the fact that said Agreement or any section hereof was drafted by said party. Further, every covenant, term, and provision of this Agreement shall be construed simply according to its fair meaning and not strictly for or against any party hereto. All article, section and paragraph titles or captions contained in this Agreement are for convenience only and shall not be deemed part of the context nor affect the interpretation of this Agreement. All pronouns and any variations thereof shall be deemed to refer to the masculine, feminine, neuter, singular or plural as the identity of the party or parties may require.

4.6. **Binding Effect:** Except as otherwise provided in this Agreement, every covenant, term and provision of this Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective heirs, legatees, legal representatives, successors, transferees, and assigns.

4.7. **Modification of Agreement:** This Agreement may not be altered or amended by any party without the express written consent of all other parties hereto.

4.8. **Counterpart Execution:** The Agreement may be executed in any number of counterparts with the same effects as if all of the parties hereto had signed the same document. All counterparts shall be construed together and shall constitute one agreement. Facsimile signatures shall be effective as originals.

4.9. **Entire Agreement:** This Agreement, notwithstanding any amendments pursuant to separately executed agreements, constitutes all (and is intended by all parties hereto to be an integration of all) of the promises, agreements, conditions, understandings, warranties, and representations between the parties with respect to the transactions herein contemplated.

4.10. **Further Action:** Each party agrees to perform all further acts and execute, acknowledge, and deliver any documents which may be reasonably necessary, appropriate, or desirable to carry out the provisions of this Agreement.

4.11. **Governing Law; Jurisdiction and Venue; Binding Arbitration:** This Agreement, and the application and interpretation hereof, shall be governed exclusively by its terms and by the laws of the state of Arizona, and specifically the Arizona Revised Statutes, as amended from time to time. Maricopa County, Arizona shall be the exclusive venue for any arbitration proceeding brought by any party in any way related to this Agreement. Any dispute, controversy or claim between the parties or assigns relating to or arising out of or related to this Agreement, or any transactions contemplated herein, shall be determined by binding arbitration in Phoenix, Arizona. In the event that both parties cannot agree on one arbitrator, each party shall appoint one arbitrator and the chosen arbitrators shall appoint a third. The arbitrators' decision shall be final and legally binding and judgment may be entered thereon, in any court of competent jurisdiction. The standard of review for the trial court shall be the same as if the Arizona Supreme Court were reviewing findings and conclusions of a trial court after a trial. The arbitrator(s) is authorized to award to any party whose claims are sustained, such sums as the arbitrator (or a majority of them) shall deem proper and shall compensate such party for the time and expense of the arbitration proceeding, including any and all reasonable attorneys fees, professional fees and costs expended. If the arbitration was demanded without reasonable cause, the arbitrator(s) may also award further damages in the discretion of the arbitrator(s). Unless otherwise agreed by, between and among the parties thereof in writing, the arbitrator(s) shall assess such costs and charges of the proceedings upon the parties in the arbitrator(s) own discretion.

4.12. **Consents:** Whenever this Agreement requires any consent or approval to be given by either party, or either party must or may exercise discretion, and except where specifically set forth to the contrary, the parties agree that such consent or approval shall not be unreasonably withheld or delayed, and that such discretion shall be reasonably exercised.

4.13. **Notices:** Any notice, payment, demand, or communication required or permitted to be given by any provision of this Agreement shall be in writing. Wherever provision is made in this Agreement for the giving, service or delivery of any notice, statement, or other instrument, the same shall be deemed to have been duly given, served, and delivered: (i) on the date personally delivered and faxed; (ii) on the second business day following the date on which mailed by United States registered or certified mail (return receipt requested), postage prepaid and faxed; (iii) on the first business day following the date on which mailed by United States Express Mail, postage prepaid, or delivered to a commercially-responsible overnight courier which provides service between the point of origin and the point of destination and faxed; or (iv) on the date upon which transmitted by facsimile transmitter with receipt confirmed, and addressed to the principal office of the respective party, as amended from time to time by notice of the party.

4.14. **Severability:** Every provision of this Agreement is intended to be severable. If any term or provision of this Agreement is illegal or invalid for any reason whatsoever, such illegality or invalidity shall not affect the validity or legality of the remainder of this Agreement. Furthermore, in lieu of each illegal, invalid or unenforceable provision there shall be added automatically as part of this Agreement a provision as similar in terms to such illegal, invalid or unenforceable provision as may be possible and be legal, valid and enforceable. Each party waives any and all claims or contests it has, based on federal or state laws proposed or in effect as of the Effective Date, which would or could allow the party to challenge the existence, validity or enforceability of this Agreement.

4.16. **Indemnification:** The Company shall indemnify, hold harmless and defend Oracare, its subsidiaries, affiliates, officers, directors and employees, from and against any and all liability, loss, damage, claim, causes of action and expenses (including reasonable attorneys' fees), whether or not covered by insurance, caused or asserted to have been caused, directly or indirectly, by or as a result of Oracare's performance hereunder or any other acts or omissions by the Company and/or its members, agents, employees and/or subcontractors (other than Oracare) during the term hereof.

4.17. **Contract Responsibility**. The Company hereby represents and acknowledges that the Company is solely liable for any contracts or other transaction arrangements, which it enters or which are otherwise transacted by Oracare by application of this Agreement; provided, Oracare has acted in good faith and is free of negligence in effectuating the contractual agreements discussed in Section 1.3. The Company agrees to indemnify, defend and hold Oracare harmless for any and all liability for loss arising in any way out of the performance of this Agreement, except for the abovementioned negligence or bad faith in enforcing this Agreement, or other incorporated agreements.

4.18. **No Warranty**. The Company hereby acknowledges that Oracare has not made and will not make any express or implied warranties or representations that the services provided by Oracare will result in any particular amount or level income to the Company.

(Signature Page Follow)

IN WITNESS WHEREOF, the parties hereto have executed this Agreement, or have caused this Agreement to be duly executed on their respective behalf, as of the date first above written.

COMPANY:
Sequoia Royalty, LLC
a Delaware limited liability company

By: Kingvale Capital, Inc.,
a Delaware corporation, its Manager

X: 
Louis Petrossi, its President

ORACARE:
Oracare Development, Inc.
a Delaware corporation

X: 
David White, its President